Exhibit 99.1

INTERIM REPORT

(From January 1, 2016 to June 30, 2016)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

INTERIM REPORT

(From January 1, 2016 to June 30, 2016)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Kim, Jin-Il
Kim, Jin-Il
President and Representative Director
POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Noh, Min-Yong
Noh, Min-Yong
Senior Vice President
POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

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Attachment:	Independent Auditors’ Review Report (Consolidated and Separate)

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I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

Business

(1)	Production and sale of crude steel and stainless steel products

(2)	Port/harbor loading/unloading, warehousing and packaging

(3)	Management of professional athletic organizations

(4)	Power generation, renewable energy projects, liquefied natural gas logistics and exploration and other incidental businesses

(5)	Real property lease business

(6)	Public energy services and distribution system

(7)	Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources

(8)	Educational services and other incidental services

(9)	Production and sale of non-ferrous metals

(10)	Technology license sales and engineering business

(11)	Other businesses incidental or related, directly or indirectly, to the foregoing businesses

B.	POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., POSCO PLANTEC Co., Ltd., POSCO Daewoo Corporation, POSCO ICT, POSCO CHEMTECH, POSCO M-TECH, POSCO ENGINEERING CO., Ltd., MegaAsset Co., Ltd., Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POSMATE, POSCO Humans, POSCO ENGINEERING & CONSTRUCTION CO., LTD., POSCO Research Institute, POSCO A&C, POSCO AST, Poscoene, POSCO TMC Co., Ltd., POSCO Processing&Service, Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., Mapo Hibroad Parking co., Ltd., METAPOLIS Co., Ltd., POSCO-TERMINAL Co., Ltd., POSCO ENERGY CO., LTD., PSC Energy Global Co., Ltd., Gale International Korea, LLC, BLUE O&M Co., Ltd., POSCO Venture Capital Co., Ltd., POSCO ES MATERIALS, Pohang Special Welding Co., Ltd., Steel Processing and Fabricating Center Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, POSPOWER CO., LTD., Songdo POSCO Family Housing, HOTEL LAONZENA CO., LTD., POSCO Group University

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(a)	Changes in Companies Belonging to the Business Group

- Exclusion of the Business Group:	PONUTech Co., Ltd. (February 16, 2016),
POSHIMETAL Co., Ltd.(April 9, 2016),
Tamra Offshore Wind Power Co., Ltd. (May 3, 2016),
POSCO Green Gas Technology (May 17, 2016),
POSCO LED Co., Ltd. (May 19, 2016)

- Name change from Daewoo International Corporation to POSCO Daewoo Corporation (March 14, 2016)

(b)	Changes after June 30, 2016

- Exclusion of the Business Group:	Mapo Hibroad Parking Co., Ltd. (July 26, 2016),
POSCO AST (July 27, 2016)
- Inclusion of the Business Group:	POSCO E&C Songdo International Building (August 1, 2016)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

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2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Kumho-dong), Gwangyang-si, Jeollanam -do, Korea

(c)	Principal Executive Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates five overseas offices as follows: United Arab Emirates (Dubai), European Union (Dusseldorf, Germany), Brazil (Rio de Janeiro), Australia (Perth), and Argentina.

(3)	Major Changes in the Board of Directors (as of March 11, 2016)

(a)	Inside Directors

- New member : Choi, Jeong-Woo (1 year)

(b)	Outside Directors

- Reelected member: Lee, Myoung-Woo (3 years)

(c)	Representative Directors

- As of March 11, 2016: Kwon, Oh-Joon, and Kim, Jin-Il

(4)	Changes of the Major Shareholders of POSCO

(a)	National Pension Service holds the largest number of shares of POSCO.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014,January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, April 12, 2016, July 4, 2016, July 5, 2016, and July 21, 2016)

B. Merger, Acquisition and Handover of Businesses

(1)	Small scale merger of POSHIMETAL Co., Ltd into POSCO was completed on March 15, 2016

- Date of merger : March 1, 2016

(2)	Small scale merger of POSCO Green Gas Technology into POSCO was completed on May 16, 2016

- Date of merger : May 1, 2016

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The purpose of both mergers is to enhance the shareholders’ value by increasing operational efficiency and creating synergies between businesses.

POSCO holds a 100% stake in POSHIMETAL Co., Ltd. and a 100% stake in POSCO Green Gas Technology. For both small scale mergers, the merger ratio is 1:0 and POSCO does not issue new shares. On the completion of mergers, POSCO remains as a surviving company.

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of June 30, 2016)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

Currency of the Republic of Korea is Korean Won (“KRW”).

Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

					(As of June 30, 2016)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,191,187	—	543	—	7,190,644
Special Money Trust		—	—	—	—	—

Total		7,191,187	—	543	—	7,190,644

*	Beginning Balance: as of December 31, 2015

    Board of Directors approved the ‘Disposal of Treasury Stocks as Employee Award’ at the Meeting held on February 7, 2013, where the execution and responsibility of the disposal of the treasury stocks were delegated to the Executive Management Committee.

On January 19, 2016, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 110 treasury stocks was completed on January 20, 2016.

On April 19, 2016, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 433 treasury stocks was completed on April 20, 2016.

    Changes after June 30, 2016

On July 19, 2016, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 160 treasury stocks was completed on July 20, 2016.

5. Voting Rights

		(As of June 30, 2016)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	7,190,644	*Treasury Stock 7,190,644 shares
(3) Shares with Voting Rights	79,996,191	—

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6. Earnings and Dividend

		(In millions of KRW)
	2016 1H (January 1, 2016 ~ June 30, 2016)	2015	2014
(Consolidated) Net Profit	651,325	180,647	626,099
Earnings per Share (KRW)	7,936	1,845	7,432
Cash Dividend Paid	119,994	639,961	639,527
(Consolidated) Pay-out Ratio (%)	18.4	345.3	102.1
Dividend per Share (KRW)	1,500	8,000	8,000
Dividend Yield (%)	0.8	4.5	2.8

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments;

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

					(In millions of KRW)
Category	2016 1H (January 1, 2016 ~ June 30, 2016)		2015		2014
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	12,898,585	1,301,496	28,292,824	1,875,891	31,841,748	2,267,825
Trading	7,980,048	117,188	18,315,487	191,800	21,165,806	284,892
Engineering & Construction	3,201,080	(128,195)	8,515,780	265,891	8,119,207	446,214
Others	1,238,869	47,791	3,068,254	76,461	3,971,684	214,599

Total	25,318,582	1,338,280	58,192,345	2,410,043	65,098,445	3,213,530

2. Current Situation

1) Steel

A. Domestic Market Share

							(Millions of Tons, %)
Category	2016 1H (January 1, 2016 ~ June 30, 2016)		2015		2014		2013
	Production	Market share	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	33.4	100	69.7	100	71.5	100	66.1	100
POSCO	18.1	55.5	38.0	54.5	37.7	52.7	36.4	55.1
Others	15.3	44.5	31.7	45.5	33.8	47.3	29.7	44.9

Source: Korea Iron and Steel Association

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B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

1)	Establishment of Steelworks in India

(a)	Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(1-1)	Development of Iron Ore Captive Mines

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	Orissa State Government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa State Government for further consideration. (July, 2007)

(d)	Orissa State Government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

(e)	Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(f)	Orissa State Government filed a special leave petition with the Indian Supreme Court. (November, 2010)

(g)	Indian Supreme Court ordered to nullify judgment of the Orissa High Court regarding the right to explore the iron ore mines in the region of Kandahar; and the Indian central government reinitiated the approval procedures for right to explore Kandahar. (May, 2013)

(h)	The project was temporarily suspended because India Government announced an Administrative Order of the auction system for assignment of mine. (January, 2015)

(1-2)	Establishment of Steelworks

(a)	Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

(c)	Indian Supreme Court granted the transformation of the forest land on the steel mill construction site. (August, 2008)

(d)	Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)

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(e)	Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	National Green Tribunal dismissed the lawsuit of nullifying the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project. (March, 2012)

(l)	Procurement of the possessory right over 1,704 acres of the steel mill construction site. (March, 2013)

(m)	Ministry of Environment and Forest of the Indian central government approved to gain environmental license for building the steel mill (January, 2014)

(2)	Establishment of the Steelworks in Brazil

(a)	Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons initiated. (September, 2012)

(d)	Build 4 pillars sustaining the furnace (March, 2014)

(e)	Receiving electrical power (July, 2015)

(f)	Construction completed and production of slabs commenced (June, 2016)

(3)	Establishment of a Continuous Galvanizing Line in Thailand

(a)	Approval of the Board of Directors (November, 2013)

(b)	Contract of the Site Sales (March, 2014)

(c)	Acquisition of the Land Use Rights (June, 2014)

(d)	Construction of a steelwork with an annual capacity of 0.45 million tons commenced (September, 2014)

(e)	Electric generation work commenced (July, 2015)

(f)	Test run of operation (December, 2015)

(g)	Construction of Continuous Galvanizing Line completed (June, 2016)

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(4)	Establishment of No.7 Continuous Galvanizing Line at Gwangyang Works

(a)	Board of Directors resolved to construct a Continuous Galvanizing Line at Gwangyang Works (December, 2014)

(b)	Construction of a steelwork with an annual capacity of 0.5 million tons commenced (September, 2015)

(c)	Steel-frame work commenced (January, 2016)

(d)	Electric generation work commenced (May, 2016)

(5)	Increase capability of non-oriented electrical steel at Pohang Works

(a)	Board of Directors resolved to increase capability of non-oriented electrical steel at Pohang Works (May, 2015)

(b)	Construction of a steelwork with an annual capacity of 0.1 million tons commenced (March, 2016)

(6)	Joint venture with Chongqing Iron and Steel (Group) Company Limited in China

(a)	Board of Directors resolved to invest in JV with Chongqing Iron and Steel (January, 2016)

(b)	Execution of JV Agreements – Construction of Steel mills for 1) cold rolled steel products and 2) plated steel products. (April, 2016)

2) Trading

A. Market Share

			(Millions of Dollars)
Category	2015 1H	2016 1H	Growth rate
All Trading Companies in Korea	268,504	241,799	— 9.9%
POSCO Daewoo	3,384	2,839	— 16.1%

Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

POSCO Daewoo Corporation (“POSCO Daewoo”) is playing a leading role in Korean export industry as the number one trading company based on its wide range of trading network worldwide including about 100 overseas trading subsidiaries, overseas branches and representative offices through intermediary trading and exporting various products including steel, non-ferrous metals, and chemical products. Moreover, POSCO Daewoo is making tangible progress in resource development through Myanmar gas field. POSCO Daewoo has newly entered into the food and forestry development business to secure the future food resources and green energy resources. POSCO Daewoo will aggressively drive this successful momentum of active investment and trading by establishing plantations for agro-resources such as rice, soybean, wheat and corn as well as oil palm and afforestation businesses.

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3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO Engineering & Construction Co. Ltd. (“POSCO Engineering & Construction”), established in February 1982, is currently expanding its business areas to civil engineering, architectural works, energy, urban development and low carbon & green growth businesses. In reference to the number of the overseas contracts signed by POSCO Engineering & Construction in 2011, the business performance of the POSCO Engineering & Construction in the global market has been satisfactory.

POSCO ENGINEERING COMPANY CO., LTD. succeeded in the development of a management system for the global market and the Engineering, Procurement & Construction (“EPC”) business. POSCO ENGINEERING COMPANY CO., LTD. planed out its global sales strategy and stabilized its global network through its local agencies and localization strategies. Recently, POSCO ENGINEERING COMPANY CO., LTD. expanded its business markets to the countries located in Central and South America, Africa and Europe.

4) Others

A. POSCO ENERGY CO., LTD

POSCO ENERGY CO., LTD. (“POSCO ENERGY”) started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 90’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand of electricity in Korea. POSCO ENERGY started its fuel cell business in 2007 and continuously develops, manufactures and provides the operation and management services for fuel cell plants globally.

B. POSCO ICT

POSCO ICT is established in November, 1989 for the purpose of providing services in software development, data processing, and info-communications business. It has an expertise in IT and engineering, which was made in an effort to lead the trend of green growth and convergence. POSCO ICT has provided total solution to overseas existing steel mills and other solution systems through application of optimal information technology. Currently, POSCO ICT applies its developed ICT technology at Smart Factory by applying the industrial IoT and big data at industrial sites. Based on its key technologies, POSCO ICT has been putting efforts to enhance competitiveness of the industries, in areas such as smart factory, smart IT, energy, SOC (railroad/transportation), and environment. POSCO ICT will continue to support to strengthen the core business of POSCO Group and enhance its business competency globally.

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C. POSCO CHEMTECH

POSCO CHEMTECH, founded in 1963, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO CHEMTECH provides refractories to a wide range of industries including steel, cement, and glass companies. POSCO CHEMTECH is currently expanding its comprehensive chemical and carbon material business in the secondary cell, anode materials and needle coke graphites.

D. POSCO M-TECH

POSCO M-TECH started its operation in 1973 as a specialized supplier of steel supplementary materials, including aluminum deoxidizers and molybdenum and steel products packagings. POSCO M-TECH expanded its ferro/nonferrous alloy refining business through consigned operation and management of the magnesium plants, ferrosilicon plants, Fe power plants and FeMn plants. POSCO M-TECH makes its utmost efforts to stronghold its ground as a steel packaging and up-stream material-specialized company.

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3. Key Products

A. Sales of Key Products

(In hundred millions of KRW, %)

Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc	33,669	16.3
	Cold-rolled Product (CR)	Automobile , Home appliances, etc	69,087	33.4
	Stainless Steel Products	Western tableware, etc	44,987	21.8
	By-Product	Plates, Wire rods, etc	58,863	28.5
	Gross Sum		206,606	100.0
	Deduction of Internal Trade		(77,620)	—

	Sub Total		128,986	—

Trading	Steel, Metal		69,259	56.5
	Chemical, Strategic Item, Energy		3,322	2.7
	Others		50,001	40.8
	Gross Sum		122,582	100.0
	Deduction of Internal Trade		(42,782)	—

	Sub Total		79,800	—

Engineering & Construction	Domestic Construction	Architecture	11,928	33.4
		Plant	7,372	20.6
		Civil Engineering	3,168	8.9
	Overseas Construction		9,253	25.9
	Owned Construction		2,533	7.1
	Others		1,496	4.2
	Gross Sum		35,750	100.0
	Deduction of Internal Trade		(3,739)	—

	Sub Total		32,011	—

Others	Electricity Sales, etc		24,028	100.0
	Deduction of Internal Trade		(11,639)	—

	Sub Total		12,389	—

Total Sum			253,186	—

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B. Price Fluctuation Trend of Key Products

(In thousands of KRW/ Tons, kWh)

Business Area	Products	2016 1H (January 1, 2016 ~ June 30, 2016)	2015	2014	2013
Steel	Hot-rolled Product (HR)	492	553	686	728
	Cold-rolled Product (CR)	677	719	822	877
Others	Electric Power	89	105	142	156
	Lime	112	117	112	119

Figures for the trading and engineering & construction businesses are not reflected on the table.

[Steel]

(1)	Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2)	Factors of Price Fluctuations

Due to the weakened global demand in steel consumption and oversupply from China, domestic and overseas steel price has decreased since the end of 2011.

[Others]

(1)	Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	32,266 (36.2%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	31,863 (35.8%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	24,961 (28.0%)	Nickel, Ferrochrome, STS Scrap Iron, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,080 (21.8%)
		Steel Pile	Foundation of Structure	35 (0.7%)
		Steel Reinforcement	Strengthening Concrete	940 (18.9%)
		Cable	Electricity Transfer	34 (0.7%)
		Others	Construction of Pipe and Structure etc.	2,874 (57.9%)
Others	Raw Materials	LNG	Material for Power Generation	3,897 (47.2%)
		Limestone	Production of Lime	574 (6.9%)
		Others	Engineering business etc.	3,790 (45.9%)

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B. Price Fluctuation Trend of Major Raw Materials

				(In thousands of KRW)
Business Area	Category	2016 1H	2015	2014
Steel	Iron Ore(per ton)	61	63	93
	Coal(per ton)	98	116	132
	Scrap Iron(per ton)	249	274	382
	Nickel(per ton)	10,238	13,392	17,769
Engineering & Construction	Ready-mixed Concrete (per m3)	61	59	59
	Steel Pile (per m)	39	39	67
	Steel Reinforcement (per kg)	1.0	1.0	1.0
	Cable (per m)	1.0	1.0	1.0
Others	LNG (per ton)	602	760	1,056
	Lime (per ton)	20	20	20

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[Steel]

Key Factors in Price Fluctuations

(1)	Iron Ore

										(In US Dollars/ Tons)
	‘16 2Q	‘16 1Q	’15 4Q	’15 3Q	’15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q
Trend of International Benchmark Price (Free On Board, “FOB”)	51	45	42	49	54	58	66	82	94	111	123	123

(2)	Coal

										(In US Dollars/ Tons)
	‘16 2Q	‘16 1Q	’15 4Q	’15 3Q	‘15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q
Trend of International Benchmark Price (FOB)	84	81	89	93	109.5	117	119	120	120	143	152	145

(3)	Scrap Iron

										(In US Dollars/ Tons)
	‘16 2Q	‘16 1Q	’15 4Q	’15 3Q	‘15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q
Trend of Purchase Price (Cost and Freight, “CFR”)	235	187	219	225	256	268	331	376	365	379	396	367

(4)	Nickel

	‘16 2Q	‘16 1Q	’15 4Q	’15 3Q	15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q
Trend of London Metal Exchange (“LME”) Cash Price	USD 4.00/lb USD 8,823/ton	USD 3.86/lb USD 8,499/ton	USD 4.28/lb USD 9,437/ton	USD 4.79/lb USD 10,561/ton	USD 5.90/lb USD 13,008/ton	USD 6.50/lb USD 14,338/ton	USD 7.17/lb USD 15,799/ton	USD 8.43/lb USD 18,576/ton	USD 8.37/lb USD 18,463/ton	USD 6.64/lb USD 14,645/ton	USD 6.31/lb USD 13,904/ton	USD 6.32/lb USD 13,922/ton

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[Engineering and Construction]

(1)	Criteria for Calculation

Products	Criteria for Calculation

Ready-mixed Concrete	Standard 25-210-15

Steel Pile	SPS400 406.4x7.9T

Steel Reinforcement	High Tensile Deformed Bar SD40 D10

Cable	TFR-CV, 0.6/1KV, 2.5SQ, 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

*	Electricity price is affected by the raw material cost and foreign exchange rate.

(b)	Lime: purchase price of lime and transportation fees

21

5. Production and Facilities

A. Production Capacity

[Steel]

			(Thousands of Tons)
Business Area	Products	2016 1H (January 1, 2016 ~ June 30, 2016)	2015	2014
Steel	Crude Steel	23,684	47,610	43,500

[Others]

	(Electric Power-MW per year, Lime-Thousands of Tons per quarter)
Business Area	Products		2016 1H (January 1, 2016 ~ June 30, 2016)	2015	2014
Power Generation		Inchon	3,412	3,412	2,992
	Electric Power	Gwangyang	284	284	284
		Pohang	290	290	290
Lime	Lime		1,092	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

			(Thousands of Tons)
Products		2016 1H (January 1, 2016 ~ June 30, 2016)	2015	2014
Crude Steel		20,285	42,027	41,428
Products	Hot-Rolled Products	4,906	9,399	8,124
	Plate	3,169	6,471	6,433
	Wire Rod	1,397	2,771	2,750
	Pickled-Oiled Steel Sheets	1,497	2,816	2,785
	Cold-Rolled Products	4,178	9,219	8,934
	Coated Steel	2,970	6,170	6,164
	Electrical Steel	588	1,170	1,253
	Stainless Steel	1,258	2,401	2,453
	Others	1,926	3,775	4,005

	Total	21,889	44,192	42,901

The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

22

(2) Capacity Utilization Rate for the first half of fiscal year of 2016

				(Thousands of Tons)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	21,079	18,072	85.7%
	Zhangjiagang Pohang Stainless Steel	550	582	105.9%
	PT.KRAKATAU POSCO	1,500	1,424	94.9%
	POSCO SS-VINA	555	207	37.2%

	Total	23,684	20,285	85.6%

Trade and engineering & construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

				(Gwh, Thousands of Tons)
	Products	2016 1H (January 1, 2016 ~ June 30, 2016)	2015	2014
Power Generation	Electric Power	7,058	15,754	15,442
Lime	Lime	1,236	2,437	2,383

(2) Capacity Utilization Rate for the first half of fiscal year of 2016

			(Electric Power-hr, Lime-Thousands of Tons)
Business Area	Products		Capacity	Production	Utilization Rate
Power Generation	Electric Power	Inchon	4,368	1,895	43.4%
		Gwangyang	4,368	3,861	88.4%
		Pohang	4,368	4,022	92.1%
Lime	Lime		1,092	1,236	113.2%

23

C. Production Facilities

[Land]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,062,520	15,858	(7,330)	—	2,071,048
Trade	66,120	41	(38,141)	—	28,020
Engineering & Construction	40,895	99	—	—	40,994
Others	404,073	769	(1,263)	—	403,579

[Building]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	4,348,842	134,031	(1,903)	(162,164)	4,318,806
Trade	103,819	112	(7,532)	(1,717)	94,682
Engineering & Construction	99,458	10,231	(3,110)	(1,025)	105,554
Others	537,090	1,200	(21,955)	(13,140)	503,195

[Structures]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,617,749	126,018	(4,814)	(97,361)	2,641,592
Trade	5,440	91	—	(138)	5,393
Engineering & Construction	49,509	694	—	(1,044)	49,159
Others	237,141	4,198	(8)	(7,378)	233,953

[Machinery and Equipments]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	17,759,441	1,097,528	(40,629)	(982,220)	17,834,120
Trade	303,941	7,676	(107)	(10,623)	300,887
Engineering & Construction	28,966	2,934	(787)	(3,331)	27,782
Others	2,524,252	64,262	(211)	(76,692)	2,511,611

24

[Vehicles]		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	30,994	2,703,348	(2,694,847)	(5,920)	33,575
Trade	4,076	1,459	(484)	(678)	4,373
Engineering & Construction	9,147	1,220	(162)	(1,221)	8,984
Others	5,182	1,042	(205)	(992)	5,027

[Tools and Fixtures]		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	57,215	9,623	(103)	(10,615)	56,120
Trade	1,501	617	(430)	(307)	1,381
Engineering & Construction	1,607	343	(51)	(359)	1,540
Others	10,240	1,640	(123)	(2,352)	9,405

[Equipment]		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	83,817	8,820,320	(8,807,179)	(12,745)	84,213
Trade	15,554	2,026	(50)	(2,770)	14,760
Engineering & Construction	9,741	3,272	(239)	(2,417)	10,357
Others	31,377	4,372	(346)	(7,586)	27,817

[Financial Lease Assets]		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	94,942	79,843	(73,845)	(5,092)	95,848
Trade	19,386	12	(67)	(611)	18,720
Engineering & Construction	1,607	—	(49)	(122)	1,436
Others	51,348	—	(337)	(790)	50,221

[Assets under Construction]		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,322,560	1,669,946	(981,818)	—	2,010,688
Trade	263,918	84,801	(47,273)	—	301,446
Engineering & Construction	16,156	42,650	(26,096)	—	32,710
Others	968,986	68,184	(955,974)	—	81,194

25

(2) Major Capital Expenditures

(a) Investments under Construction

[Steel]			(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion	December, 2014~ June, 2017	G)Installation of no.7 CGL	2,554	762	1,792
		April, 2014 ~ November, 2016	Establishment of SNG Plant	11,940	11,057	883
	Renovation / Replacement	August, 2013 ~ April, 2016	P) Renovation of the Second Furnace, etc.	3,940	3,887	53
		October, 2014 ~ December, 2016	G) Renovation of the Fifth Furnace, etc.	5,087	4,172	915
		July, 2008 ~ December, 2018	P, G) Expansion of the Capacity of the Raw Material Treatment Facilities, etc	21,990	13,262	8,728
		March, 2015 ~ December, 2017	P) Renovation of the Third Furnace, etc	5,316	979	4,337

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

[Trade]			(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
PT.BIO Inti Agrindo	Expansion	December, 2014 ~ May, 2016	CPO Mill	236	178	58

[Engineering&Construction]			(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
Hunchun POSCO Hyundai International Logistics Complex Development Co., Ltd.	Expansion	July, 2012 ~ September, 2016	Land lease for construction of logistics complex	459	302	157
		September, 2014 ~ December, 2015	#2-1 Construction of logistics complex	251	211	40
		March, 2015 ~December, 2017	#2-2 Construction of logistics complex	261	52	209

26

[Others]			(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
POSCO ICT	Expansion	January, 2016~ December, 2016	Expansion of Smart Management Server For Smart Management Operation Efficiency	196	33	163
POSCO-TERMINAL Co., Ltd.	Expansion	January, 2016~ March, 2018	Investment in Silo	616	43	573

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

(b) Future Investment Plans (In hundred millions of KRW)

Business	Company	Project		Planned Investments
				2016	2017	2018
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	6,992	7,380	9,615
			Capacity Increase	2,770	1,535	570
	POSCO Thainox Public Company Limited	Expansion, Renovation and Replacement of Existing Facilities	Manufacture Process	65	62	46
	POSCO (Chongqing) Automotive Processing Center Co., Ltd	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	128	3	—
	Chongqing POSCO CISL Automotive Steel Co., Ltd.	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	580	1,665	246
E&C	HUNCHUN POSCO HYUNDAI INTERNATIONAL LOGISTICS CO., LTD.	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	—	104	105
Others	POSCO ICT	Expansion, Renovation and Replacement of Existing Facilities	Investment in Smart IT business	—	86	180
			Development of Facilities	—	146	4
			Discover new business opportunities-	—	93	88
	POSMATE	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	65	71	98
	POSCO Energy	Expansion, Renovation and Replacement of Existing Facilities	Investment	1,146	1,417	1,082

27

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

28

6. Product Sales

[Steel]			(In hundred millions of KRW)
Items		2016 1H (January 1, 2016 ~ June 30, 2016)	2015	2014
Domestic	Hot-Rolled Products	15,211	30,799	42,090
	Cold-Rolled Products	16,978	38,418	41,939
	Stainless Steel	10,915	22,365	27,024
	Others	34,497	79,113	102,892
Export	Hot-Rolled Products	18,458	41,505	37,133
	Cold-Rolled Products	52,109	100,565	104,078
	Stainless Steel	34,072	71,530	79,856
	Others	24,366	64,073	60,957
Total	Gross Sum	206,606	448,368	495,969
	Internal Transaction	(77,620)	(165,440)	(177,552)

	Total	128,986	282,928	318,417

[Trading]			(In hundred millions of KRW)
Items		2016 1H (January 1, 2016 ~ June 30, 2016)	2015	2014
Domestic	Merchandise	2,942	6,833	9,349
	Product	—	—	—
	Others	164	244	111
Export	Merchandise	36,351	81,379	88,947
	Product	36	57	223
	Others	264	606	596
Trades among Korea, China & Japan		82,825	180,956	213,383
Gross Sum		122,582	270,075	312,609
Internal Transaction		(42,782)	(86,920)	(100,951)

Total		79,800	183,155	211,658

29

[Engineering & Construction]	(In hundred millions of KRW)
Items	2016 1H (January 1, 2016 ~ June 30, 2016)	2015	2014
Construction Contract Revenue	Domestic	Architecture	11,928	25,302	19,514
Plant	7,372	15,381	24,785
Civil Engineering	3,168	8,653	7,378
Overseas	9,253	39,001	42,980
Own Construction	2,533	7,187	6,976
Other Subsidiary company sales	1,496	3,154	1,404
Gross Sum	35,750	98,678	103,037
Internal Transaction	(3,739)	(13,521)	(21,845)

Total	32,011	85,157	81,192

[Others]		(In hundred millions of KRW)
Items	2016 1H (January 1, 2016 ~ June 30, 2016)	2015	2014
Electric Power	12,389	30,683	39,717

7. Derivatives

We have various derivatives contracts to hedge mainly against exchange rate risk and interest rate risk. As of June 30, 2016, we had derivatives assets of KRW 108,353 million and derivatives liabilities of KRW 147,952 million related to forward exchanges, currency swaps, and interest rate swaps. During the six months ended June 30, 2016, we recognized KRW 14,253 million of net losses on derivatives transactions and KRW 31,845 million of net losses on valuation of derivatives related to the above-mentioned derivatives contracts.

30

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January, 2010	The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.
		January, 2012	POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.
		March, 2012	POSCO entered into a contract in March 2012 to invest an additional A$ 1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.
		April, 2012	POSCO entered into a contract to dispose its 2.5% interest in the total outstanding common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$ 305 million.
	Sales of shares in POSCO Specialty Steel Co., Ltd.	March, 2015

POSCO entered into a contract to sell its 52.3% interest in the total outstanding common stocks of POSCO Specialty Steel Co., Ltd. to SeAH Besteel Corp., Shinyoung Securities Co., Ltd., and Shinhan Investment Corp, which amounts to approximately KRW 418.5 billion.

	Sales of shares in POSCO ENGINEERING & CONSTRUCTION	June, 2015

- POSCO entered into a contract to sell its 38% interest in the total outstanding common stocks of POSCO Engineering & Construction Co., Ltd. to Public Investment Fund of the Ministry of Finance in Saudi Arabia(PIF) for the (i)sale of POSCO’s common stock (10,802,850 shares) in POSCO E&C to PIF, and (ii)POSCO E&C’s issuance and sale of new shares of common stock (5,083,694 shares) to PIF

- Sale of shares of POSCO E&C to PIF was completed (September 30).

	Small scale merger with POSHIMETAL Co.,Ltd.	December, 2015

1) Purpose: Enhancing the shareholders’ value by :increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSHIMETAL Co.,Ltd. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: December 23, 2015

4) Date of merger: March 1, 2016

5) Registration of merger: March 15, 2016

	Small scale merger with POSCO GREEN GAS TECHNOLOGY	February, 2016

1) Purpose: Enhancing the shareholders’ value by :increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSCO GREEN GAS TECHNOLOGY. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: February 26, 2016

4) Date of merger: May 1, 2016

5) Registration of merger(expected): May 16, 2016

	Investment into the joint venture with Chongqing Iron and Steel (Group) Co. Ltd. in China	April, 2016

1) Purpose: JV investment to expand sales of automotive steel sheets in the southwest China

2) Information: POSCO and Chongqing Iron & Steel Co. signed an agrement to set up two steel mill joint ventures in Chongqing. POSCO will hold 10% stake in the investment of producing high-strength cold-rolled sheets and hold 51% stake in the investment of producing automotive steel sheets

3) Conclusion of a contract: April 6, 2016

DAEWOO INTERNATIONAL CORPORATION	Gas Sales and Purchase Agreement (“GSPA”) Regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December, 2008

1) Contract Parties

- Seller: POSCO Daewoo (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)

- Buyer: China National United Oil Company (“CNUOC”)

2) Signed Date: December 24, 2008

3) Summary of the GSPA

- Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.

- Gas production period is expected to be approximately 30 years.

- Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.

4) Remarks

- CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.

- Related Public Announcements: December 26, 2008; December 3, 2008; June 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

31

Company	Contract	Date	Remarks
	Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc)	August, 2009

1) Total Investment: KRW 2,095,727,800,000

2) Purpose of Investment: construction of new facilities for gas production, processing and transportation

3) Total Period of Investment: October 1, 2009 ~ September 30, 2014

4) Remarks

- Location: the north-western offshore and onshore in Myanmar

- Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)

- Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period: 50,000ft3/day

- The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.

- Main business areas: Upstream offshore business (offshore platform, subsea system), Middle stream offshore business (gas pipeline, onshore gas terminal)

- Participants: POSCO Daewoo (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)

	Sale of Daewoo Cement (Shandong) Company Limited	July, 2011

1) Purpose of the Sale : sale of non-core business, divestiture and collection of long term debt

2) Other information

-The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.

- The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of March, 2012, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 41,600 million under the K-IFRS.

- The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

- Sale agreement can be nullified when condition precedents of the contract (i.e. government approvals, etc) are not satisfied.

	Sale of Kyobo Life Insurance Co., Ltd. stake	August, 2012

1) Purpose of the sale was to strengthen financial structure and secure the core investment plan

2) Other information

- The board of Directors resolved to sell the Kyobo Life Insurance Co., Ltd.’s stake, which amounts to KRW 1,205,400 million on August 8, 2012.

	Acquisition of NEATT (North East Asia Trade Tower) in Songdo, Incheon	July, 2013

1) Building

- Name: NEATT (North East Asia Trade Tower)

- Location: Songdo, Incheon, Korea

2) Purchase Price: KRW 207,600,000,000 (2.8% of the total assets on consolidated basis as of the end of year 2012)

3) Closing Date: July 31, 2014 (tentative)

4) Miscellaneous

- Building is expected to be purchased by Daewoo International (60%) and POSCO E&C (40%)

POSCO ENERGY	Agreement of stock acquisition	June, 2014

1) Contract Parties: TONGYANG Cement & Energy Corp., TONGYANG Leisure, and TONGYANG Inc.

2) Signed Date : June 25, 2014

3) Amount : KRW 431,093 million

4) Purpose : Agreement of stock acquisition in order to acquire 100% stake of TONGYANG Power

32

Company	Contract	Date	Remarks
	Contract on Off-gas Power Plant	February, 2015

1) Contract Parties: Purchaser of electric power (Korea Electric Power Corp. etc.)

2) Signed Date : February 26, 2015

3) Information: Contract of adjusting difference of time-based electric power price between a purchaser of electric power and a power producer

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company		Organization
Steel	POSCO	POSCO’s Relevant Departments	Technical Research Laboratory
Engineering Solution Center
Pohang Research Laboratory
Gwangyang Research Laboratory
Steel Solution Center
Steel Planning Department
New Business Planning Department
Environment, Energy, Social responsibility Department
	POSCO COATED & COLOR STEEL		Product Research Group
	POSCO AST CO., LTD.		Product Research Team
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group
	POSCO Thainox Public Company Ltd.		Product Testing Laboratory(LAB) Team
Engineering & Construction	POSCO Engineering & Construction		R&D Center
	POSCO Engineering Company		R&D Center
	POSCO A&C		R&D Center
Others	POSCO ENERGY		Technology Strategy Department, Fuel Cell Department
	POSCO ICT		R&D Center
	POSCO CHEMTECH		R&D Center, Cathode Material Research Department
	POSCO M-TECH CO., LTD.		R&D Center
	PNR CO., Ltd.		Quality Innovation Department

B. R&D Expenses for the first half of fiscal year of 2016				(In millions of KRW)
Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	33,088	886	1,139	15,676	50,789
Manufacturing Cost	144,559	—	139	1,582	146,280
R&D Cost (Intangible Assets)	47,485	—	408	(22,870)	25,023

Total	225,132	886	1,686	(5,612)	222,092

R&D/Sales Ratio	1.75%	0.01%	0.05%	(0.45%)	0.88%

33

III. Financial Statements

1. Consolidated Financial Statements

A. Summary of Fiscal Years 2014, 2015 and the First Half of 2016

		(In millions of KRW)
Account	2016 1H (January 1, 2016 ~ June 30, 2016)	2015	2014
[Current Assets]	28,717,792	29,180,889	32,627,382
Cash & Cash equivalents	3,678,612	4,870,185	3,811,202
Other Receivables, net	1,939,287	1,679,879	1,956,216
Other Short-term Financial Assets	4,784,547	3,910,387	1,462,920
Accounts Receivables, net	9,351,769	9,595,935	11,786,055
Inventories	7,748,165	8,225,205	10,471,330
Other Current Assets	1,215,412	899,298	3,139,659
[Non-current Assets]	50,677,721	51,227,870	52,624,791
Other Receivables, net	851,958	863,258	1,144,160
Other Long-term Financial Assets	2,262,299	2,341,460	2,455,900
Investments in Associates and Joint Ventures	4,098,105	3,945,333	4,060,507
Tangible Assets, net	34,020,190	34,522,855	35,241,195
Good Will & Other Intangible Assets, net	6,286,711	6,405,754	6,884,989
Other Non-current Assets	3,158,458	3,149,210	2,838,040

Total Assets	79,395,513	80,408,759	85,252,173

[Current Liabilities]	18,923,618	20,130,926	21,877,009
[Non-current Liabilities]	15,337,511	15,207,611	18,083,799

Total Liabilities	34,261,129	35,338,537	39,960,808

[Controlling Interest]	41,500,566	41,235,350	41,587,368
Capital Stock	482,403	482,403	482,403
Capital Surplus	1,388,428	1,383,623	1,083,718

34

		(In millions of KRW)
Account	2016 1H (January 1, 2016 ~ June 30, 2016)	2015	2014
Hybrid bond	996,919	996,919	996,919
Retained Earnings	40,588,241	40,501,059	40,967,558
Other Controlling Interest	(1,955,425)	(2,128,654)	(1,943,230)
[Minority Interest]	3,633,818	3,834,872	3,703,997

Total Shareholders’ Equity	45,134,384	45,070,222	45,291,365

Total Sales	25,318,582	58,192,345	65,098,445

Operating Income	1,338,280	2,410,043	3,213,530
Consolidated Net Profit	558,906	(96,181)	556,659
[Controlling Interest]	651,325	180,647	626,099
[Minority Interest]	(92,419)	(276,828)	(69,440)
Consolidated Total Comprehensive Income	643,431	(258,311)	101,077
[Controlling Interest]	760,489	33,016	174,918
[Minority Interest]	(117,058)	(291,327)	(73,841)
Earning Per Share	7,936	1,845	7,432
Number of Consolidated Companies	206	214	229

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Interim Financial Statements

Refer to the attached Condensed Consolidated Interim Financial Statements for the Condensed Consolidated Interim Statements of Financial Position as of June 30, 2016, Condensed Consolidated Interim Statements of Comprehensive Income (loss), Condensed Consolidated Interim Statements of Changes in Equity, Condensed Consolidated Interim Statements of Cash Flows for the six-month period ended June 30, 2016, and Notes.

35

2. Separate Financial Statements

A. Summary of Fiscal Years 2014, 2015 and the First Half of 2016

		(In millions of KRW)
Account	2016 1H (January 1, 2016 ~ June 30, 2016)	2015	2014
[Current Assets]	11,541,086	11,427,639	11,623,130
Cash & Cash equivalents	1,218,061	1,634,106	1,742,767
Trade Accounts & Notes Receivable(net)	2,773,403	2,740,104	3,157,266
Other Receivables, net	203,888	246,431	562,930
Other Short-term Financial Assets	4,081,412	3,326,012	693,729
Inventories	3,046,201	3,427,011	4,383,568
Other Current Assets	218,121	53,975	1,082,870
[Non-current Assets]	40,045,259	39,881,770	40,974,193
Other Receivables, net	102,230	93,757	26,360
Other Long-term Financial Assets	1,723,450	1,804,374	1,794,590
Investments in Subsidiaries, Associates, and Joint Ventures	14,998,067	15,737,287	16,178,891
Tangible Assets, net	22,482,394	21,514,149	22,323,215
Good Will & Other Intangible Assets, net	491,496	490,762	403,907
Other Non-current Assets	247,622	241,441	247,230

Total Assets	51,586,345	51,309,409	52,597,323

[Current Liabilities]	3,261,685	3,817,678	3,516,052
[Non-current Liabilities]	5,054,878	4,466,173	6,605,840

Total Liabilities	8,316,563	8,283,851	10,121,892

[Capital Stock]	482,403	482,403	482,403
[Capital Surplus]	1,156,275	1,247,581	1,247,616
[Hybrid bond]	996,919	996,919	996,919
[Retained Earnings]	42,068,639	41,862,570	41,188,908

36

		(In millions of KRW)
Account	2016 1H (January 1, 2016 ~ June 30, 2016)	2015	2014
[Other Equity]	(1,434,454)	(1,563,915)	(1,440,415)
Total Shareholders’ Equity	43,269,782	43,025,558	42,475,431

Total Sales	11,776,740	25,607,221	29,218,854

Operating Income	1,294,848	2,238,249	2,350,035
Net Income	756,420	1,318,271	1,138,958
Earnings per share(KRW)	9,250	16,067	13,858

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

C. Separate Interim Financial Statements

Refer to the attached Condensed Separate Interim Financial Statements for the Condensed Separate Interim Statements of Financial Position as of June 30, 2016, Condensed Separate Interim Statements of Comprehensive Income (loss), Condensed Separate Interim Statements of Changes in Equity, Condensed Separate Interim Statements of Cash Flows for the six-month period ended June 30, 2016, and Notes.

37

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1)	Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our Articles of Incorporation, the board shall consist of five directors who also act as the executive officers (the “Inside Directors”) and seven directors who are to be outside directors (the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for the Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for the Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may recommend candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:

(a)	Director Candidate Recommendation Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Operation Committee;

(d)	Executive Management Committee;

(e)	Audit Committee; and

(f)	Related Party Transaction Committee.

38

Composition of the Special Committees under the Board of Directors and their Functions (as of August 12, 2016)

Category	Composition	Directors	Major Functions

Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Shin, Chae Chol (Chairman) Lee, Myung-Woo Kim, Joo-Hyun Choi, Jeong-Woo

-   Reviews the qualifications of potential candidates for Directors

-   Proposes nominees for the Outside Directors

-   Advances the nomination process for the CEO among the Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Sunwoo, Young (Chairman) Kim, Il-Sup Ahn, Dong-Hyun Bahk, Byong-Won	- Executes management succession and development plans - Establishes evaluation procedures of directors - Reviews the retirement procedures and distribution of the allowance for directors

Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Ahn, Dong-Hyun (Chairman) Shin, Chae Chol Bahk, Byong-Won Kim, Jin-Il Oh, In-Hwan

-   Advances deliberation of new investments in other companies

-   Revises the internal regulations regarding the operation of the Board of Directors

-   Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Kim, Il-Sup (Chairman) Sunwoo, Young Kim, Joo-Hyun

-   Audits the accounting system and business operations

-   Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Kim, Il-Sup (Chairman) Sunwoo, Young Kim, Joo-Hyun

-   Reviews matters related to the internal transactions under the MRFTA.

-   Holds preliminary review on internal transactions exceeding the amount of KRW 10 billion.

-   Holds a deliberation hearing on internal transactions exceeding KRW 3 billion but less than 10 billion.

Executive Management Committee	5 Inside Directors	Kwon, Oh-Joon (Chairman) Kim, Jin-Il Lee, Young-Hoon Oh, In-Hwan Choi, Jeong-Woo

-   Oversees decisions with respect to our operational and management matters

-   Reviews management’s proposal for new strategic initiatives

-   Reviews deliberation over critical internal matters related to the organization structure and development of personnel

-   Reviews and revises work and welfare policies

(2)	Establishment and Composition of the Director Candidate Recommendation Committee

(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

39

(3)	List of Outside Directors (as of March 11, 2016)

Name	Experience	Relation with Majority Shareholder	Remarks

Lee, Myoung-Woo	- (Present) President and Representative Director, Dongwon Industry - Vice Chairman, Iriver - CEO, SONY Korea	None	Chairman Board of Directors

Shin, Chae-Chol	- President and Representative Director, LG CNS - President and Representative Director, IBM Korea	None

Kim, Il-Sup	- (Present) President, Seoul School of Integrated Science and Technology - Chairman, Deloitte Anjin Accounting Corporation - Vice-Chairman, Samil PWC Accounting Corporation	None

Sunwoo, Young	- (Present) Managing Partner, Rhi & Partners - Chief Public Prosecutor, Seoul Eastern District Prosecutor’s Office - Chief Public Prosecutor, Cheongju District Prosecutor’s Office	None

Ahn, Dong-Hyun	- (Present) Professor, School of Economics, Seoul National University - Head of Quant Strategy, Royal Bank of Scotland	None	Member of the Risk Management committee of the National Pension Services (Non-Executive Director)

Bahk, Byong-Won	- (Present) Chairman, Korea Employer’s Federation - President, National Happiness Fund - Chairman, Korea Federation Bank	None

Kim, Joo-Hyun

-   (Present) Advisory, Hyundai Research Institute Chairman, Sub-Committee of Economy Presidential Committee, Unification Preparation

-   President & CEO and Head of Business Strategy Division, Hyundai Research Institute

None

(4)	List of Key Activities of the Board of Directors (January 1, 2016 ~ August 12, 2016)

Session	Date	Agenda	Approval

2016-1	January 28

1. Approval of the financial statements for the 48th fiscal year and the convocation schedule for the 48th general meeting of shareholders

2. Approval of the investment into the joint venture with Chongqing Iron and Steel (Group) Company Limited in China

3. Approval of merger with POSHIMETAL Co.,Ltd.

4.Contribution to KSPORT

All 4 Cases Approved

2016-2	February 19	1. Agenda for the 48th general meeting of shareholders 2. Plan for Small scale merger with POSCO GREEN GAS TECHNOLOGY 3. Recommendation of candidates for the Inside Director position	All 3 Cases Approved

2016-3	March 11

1. Appointment of the chairman of the Board of Directors

2. Appointment of the special committee members

3. Approval of designation of Inside Directors

4. The completion of the small scale merger with POSHIMETAL Co.,Ltd.

All 4 Cases Approved

2016-4	March 24	1. Approval of merger with POSCO GREEN GAS TECHNOLOGY 2. Plan for the 307th public bond issuance 3. Appointment of compliance officer	All 3 Cases Approved

2016-5	May 13	1. The completion of the small scale merger with POSCO GREEN GAS TECHNOLOGY 2. FY 2016 Transaction Plans with affiliates 3. Contribution to POSCO Educational Foundation	All 3 Cases Approved

2016-6	August 4	1. Construction of the fifth LNG storage tank 2. Declaration of second quarter dividend for the fiscal year of 2016	All 2 Cases Approved

40

Major Activities of the Outside Directors on the Board of Directors (January 1, 2016 ~ August 12, 2016)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2016-1	January 28	7 (7)
2016-2	February 19	7 (7)
2016-3	March 11	7 (7)
2016-4	March 24	7 (7)
2016-5	May 13	7 (7)
2016-6	August 4	7 (7)

(5)	Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2016 ~ August 12, 2016)

Date	Agenda	Approval
January 28, 2016	1. Qualification Assessment and Recommendation of Outside Director Candidates	Approved
February 19, 2016	1. Qualification Assessment of Inside Director Candidates	—
March 11, 2016	1. Appointment of Special Committee Members	—
March 24, 2016	1. Appointment of the chairman of Director Candidate Recommendation Committee	Approved

(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2016 ~ August 12, 2016)

Date	Agenda	Approval
January 28, 2016	1. Evaluation of the management result for the fiscal year of 2015	Approved

(c)	Major Activities of Finance and Operation Committee (January 1, 2016 ~ August 12, 2016)

Date	Agenda	Approval
January 28, 2016	1. Contribution to KSPORT	—
	2. Improvement of corporate governance structure	—
	3. Plan for extension of payment guarantee for Zhangjiagang Pohang Stainless Steel Co., Ltd.	Approved
March 24, 2016	1. Plan for the 307th public bond issuance	—
May 13, 2016	1. Plan for extension of payment guarantee for P-Mexico 2. Contribution to Korea Society 3. Investment in kind for Pohang city offshore structure construction	Approved Approved Approved
August 4, 2016	1. Construction of the fifth LNG storage tank	—

41

(d)	Major Activities of Related Party Transaction Committee (January 1, 2016 ~ August 12, 2016)

Date	Agenda	Approval
January 27, 2016	1. Review of the operation of the Fair Trading Compliance Program	—
May 13, 2016	1. Mid/long-term development plan for POSCO Educational Foundation	—
	2. Contribution to POSCO Educational Foundation	—
August 1, 2016	1. Review of operation of the Fair Trading Compliance Program for the first half of 2016	—

(e)	Major Activities of Executive Management Committee (January 1, 2016 ~ August 12, 2016)

Session	Date	Agenda	Approval
2016-1	January 19

1. The investment into the joint venture with Chongqing Iron and Steel (Group) Company Limited in China

2. Technology license sales to Chongching Iron and Steel Company

3. Increase capacity of P-America for P-AAPC

4. Establishment of Pilot Plant Laboratory at Songdo

5. Disposal of treasury stocks as Employee Award

— Apporved Apporved Approved Approved
2016-2	February 2	1. R&C investment for establishment of PosLX Demo Plant	Approved
2016-3	March 15	1. Enhancement of HR facilities in Pohang Works	Approved
2016-4	April 19	1. Improvement of hot metal pretreatment station at Gwangyang Works 2. Replacement of old facilities in Pohang Works 3. Disposal of treasury stocks as Employee Award	Apporved Apporved Approved
2016-5	May 17	1. Closure of the shareholders’ register for 2016 second quarter dividends	Approved
2016-6	June 21

1. Replacement of blast facilities for #3, #4 furnaces in Pohang Works

2. Improvement of sintering cooling and improvement of waste heat energy recevery for facilities #1~#4 in Gwangyang Works

3. Replacement of HCGL facilities in Gwangyang Works

Apporved Apporved Approved
2016-7	July 19

1. Replacement of facilities of the steel mill #1 in Gwangyang Works

2. Replacement of EIC facilities of the continuous casting facility #1 in Gwangyang Works

3. Disposal of treasury stocks as Employee Award

Apporved Apporved Approved

42

B. Audit Committee

Under the Korean laws and our Articles of Incorporation, we are required to have an audit committee (the “Audit Committee”). The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be of Outside Directors. Members of the Audit Committee must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. Our current Audit Committee is composed of three Outside Directors.

The duties of the Audit Committee include:

-	Engaging independent auditors;

-	Approving independent audit fees;

-	Approving audit and non-audit services;

-	Reviewing annual financial statements;

-	Reviewing audit results and reports, including management comments and recommendations;

-	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics; and

-	Examining improprieties or suspected improprieties.

Moreover, in connection with the general meeting of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

(1)	Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Kim, Il-Sup		Chairman
Sunwoo, Young	Satisfies the requirements stipulated in the Articles of Incorporation	—
Kim, Joo-Hyun		—

(2)	Major Activities of the Audit Committee (Auditors) (January 1, 2016 ~ May 13, 2016)

43

Session	Date	Agenda	Approval

2016-1	January 27

•  Deliberation Agenda

-   Assessment of the Audit Committee

•  Report Agenda

-   Assessment of the operations of the internal accounting control system for the fiscal year of 2015

-   Reporting the consolidated internal control system for the fiscal year of 2015

-   Review of operation regulations amendment

-   The result of internal audit for the fiscal year of 2015 and audit plans for the fiscal year of 2016

Approved

2016-2	February 18

•  Deliberation Agenda

-   Assessment of the operations of the internal accounting control system for the fiscal year of 2015

-   Internal audit result for the fiscal year of 2015 (Consolidated)

•  Report Agenda

-   External audit result for the fiscal year of 2015 (Consolidated)

Approved Approved

2016-3	March 24	• Deliberation Agenda - Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries	Approved

2016-4	April 25	• Deliberation Agenda - Audit report of Form 20-F for the fiscal year 2015	Approved

2016-5	May 13

•  Report Agenda

-   Internal audit result on the Consolidated Financial Statements for the first quarter of 2016

-   External auditors’ review result on the Consolidated Financial Statements for the first quarter of 2016 and Audit result of Form 20-F for the fiscal year 2015

-   The result of internal audit for the first quarter of 2016 and audit plans for the second quarter of 2016

2016-6	August 1

•  Report Agenda

-   Internal audit result on the Consolidated Financial Statements for the first half of 2016

-   External auditors’ review result on the Consolidated Financial Statements for the first half of 2016

-   The result of internal audit for the second quarter of 2016 and audit plans for the third quarter of 2016

-   Plan for election of external auditors for POSCO Group in 2017

-   The result of prior approval of audit services of PT.KP and PT.KPCC

C. Voting Rights by Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

44

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

	(In millions KRW)
Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	1,501	206	7,000	—
Outside Director	4	97	24		—
Members of the Audit Committee	3	97	32		—

Total	12	1,695	102		—

Payment Period: January 1, 2016 ~ June 30, 2016

Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Director.

(2)	Individual remuneration amount

- None reported since there was no individual remuneration exceeding 500 million KRW

(3)	List of Stock Options Presented to the Executives (As of June 30, 2016)

- Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).

45

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2016

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2016, the condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2016 and 2015, the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2016 and 2015 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Emphasis of matter

Without qualifying our opinion, we draw attention to the following matter.

Key audit matters related to industry with production-to-order transactions and others

Reviewing the financial statements on entities engaged in production-to-order transactions is a significant matter in our review of the condensed consolidated interim financial statements, which determination is based on auditor’s professional judgment and communications with those who charged with governance, in accordance with Practical Guide of Korean Standards on Auditing 2016-1. This matter is part of our review of the condensed consolidated interim financial statements as a whole, and we do not express an opinion or review conclusion on this matter.

In addition, as mentioned in “Auditors’ Review Responsibility”, section, our responsibility is to issue a report on these condensed interim financial statements based on our reviews in accordance with Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. We have inquired primarily of personnel responsible for financial and accounting matters, and applied analytical and other review procedures on the review matter in connection with production-to-order transactions.

(a)	Overview

In relation to key audit matter related to industry with production-to-order transactions described in this review report, the following is commonly applied.

Certain subsidiaries including POSCO ENGINEERING & CONSTRUCTION., LTD. and POSCO ICT are engaged in industry with production-to-order transactions. Sales in relation to production-to-order transactions are approximately 12% of consolidated sales for the six-month period ended June 30, 2016. As mentioned in note 26(a) to the condensed interim financial statements, when the outcome of a construction contract can be estimated reliably, the Company recognizes contract revenues and contract costs associated with the construction contract as revenue and expenses, respectively, based on the percentage-of-completion method at the end of the reporting period. The percentage-of-completion is calculated based on the ratio of contract costs incurred for work performed to date to estimated total contract costs. The gross amount due from customers for contract work is presented for all contracts in which costs incurred plus recognized profits (less recognized losses) exceeded progress billings. The gross amount due to customers for contract work is presented for all contracts in which progress billings exceed costs incurred plus recognized profits (less recognized losses).

(b)	Identification of significant risks and review procedures

We identified the significant risks through discussion with auditors of certain subsidiaries in industry with production-to-order transactions and conducted reviews on their review procedures for those risks. The subsidiary’ auditors conducted review procedures based on their judgments. Our review procedures include the review of the subsidiary auditors’ review results, inquiries and application of analytical and other procedures on their review results. The identified significant risks and major review procedures for the Company’s construction contracts are as follows:

1)	Revenues recognized by the input method

We identified significant risks associated with revenues recognized by the input method. The variation of estimated amounts has significant impact on profit for the six-month period ended June 30, 2016 and future profit because the uncertainty of estimated total contract revenues and costs is high for large-scale development constructions at initial stage, constructions with delays and possibility of being discontinued of construction.

The following review procedures were performed regarding revenues recognized by the input method.

•	Inquiry of significant construction contracts and accounting policy for construction revenues

•	Analytical review and inquiries as to whether there is any circumstance of delay on construction progress

•	Review of information in the press which implied discontinued construction and make inquiries of the circumstance

•	Analytical review and inquiry of accounting treatment for certain projects which showed significant changes such as possibility of delay or discontinuance

2)	Uncertainty of estimated total contract costs

The changes in estimated total contract costs are ~~W~~403,920 million for the six-month period ended June 30, 2016 (Note 26(e)). We identified significant risks regarding uncertainty of estimated total contract costs based on the impact on profit or loss for the six-month period ended June 30, 2016.

The following review procedures were performed regarding the impact of uncertainty of estimated total contract costs on the condensed consolidated interim financial statements.

•	Inquiry of the reasonableness of estimated costs by major projects

•	Analytical review procedures regarding the impact of the significant change in estimated total contract costs on profit or loss for the period

•	Inquiry of the cause of change for major projects with significant changes in estimated total contract costs during the period

•	Analytical review procedures regarding major components of estimated total contract costs and inquiry of the changes in accounting policies

•	Inquiry of the probability that estimated total contact costs are increased due to delay and the estimated possible penalties related to the delay.

•	Review the significant difference between actual costs and estimated costs, and retrospective review the reasonableness of estimated procedures of total contact costs

3)	Assessment of the percentage-of-completion

The changes in estimated total contract costs were ~~W~~403,920 million for the six-month period ended June 30, 2016 (Note 26(e)). We identified significant risks regarding assessment of the percentage-of-completion as uncertainty of estimated total contract costs is increased.

The following review procedures were performed regarding total contract costs and cumulative contract costs on assessment of the percentage-of-completion.

•	Analytical review procedures regarding increase or decrease of the percentage-of-completion by projects

•	Inquiry of the cause for quarterly changes in percentage-of-completion for major projects

•	Inquiry of costs that do not reflect the progress of contracts and related accounting

4)	Recoverability of due from customers for contract work

As of June 30, 2016 and December 31, 2015, the amounts of due from customers for contract work are ~~W~~1,181,675 million and ~~W~~1,218,031 million, respectively, and it is approximately 13% of total trade accounts and note receivable (Note 26(c)) as of both reporting dates. We identified significant risks regarding the recoverability of due from customers for contract work for contract work as the amounts of due from customers for contract work are significant.

The following review procedures were performed regarding the recoverability of due from customers for contract work.

•	Analytical review procedures regarding the quarterly trends of the amount due from customers for contract work

•	Review of the remaining balance of due from customers for projects for which the contract work was completed or substantially completed.

•	Inquiry of the reason in increase in the amount due from customers for contract work

•	Inquiry of the conditions of billing, payment and delivery time by major projects

•	Inquiry of the recoverability considering the financial stability of ordering organization

•	Review allowance for doubtful accounts through reassessment of the recoverability of due from customers for contract work

5)	Accounting for the variation of construction work

The variation of construction contracts due to changes in estimated total contract costs had significant influence on profits or loss of the construction (Note 26(e)). We identified significant risks regarding the accounting for the variation of construction works.

The following review procedures were performed regarding accounting of the variation of construction work and disclosures.

•	Inquiry whether there is a consistent policy regarding the variation of contract amounts

•	Inquiry of the cause on significant changes in contract amounts for projects

•	Inquiry whether there is an approval by the ordering organization regarding the variation of contract amounts

•	Inquiry of impact on estimated total contract costs and the percentage-of-completion by the variation of construction work

Other matter

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 25, 2016, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2015, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

August 12, 2016

This report is effective as of August 12, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2016 and December 31, 2015

(Unaudited)

(in millions of Won)	Notes	June 30, 2016		December 31, 2015
Assets
Cash and cash equivalents	21	~~W~~	3,678,612	4,870,185
Trade accounts and notes receivable, net	4,21,26,33		9,351,769	9,595,935
Other receivables, net	5,21,33		1,939,287	1,679,879
Other short-term financial assets	6,21		4,784,547	3,910,387
Inventories	7		7,748,165	8,225,205
Current income tax assets			31,733	33,765
Assets held for sale	8		209,313	57,281
Other current assets	14		974,366	808,252

Total current assets			28,717,792	29,180,889

Long-term trade accounts and notes receivable, net	4,21		59,772	120,338
Other receivables, net	5,21		851,958	863,258
Other long-term financial assets	6,21		2,262,299	2,341,460
Investments in associates and joint ventures	9		4,098,105	3,945,333
Investment property, net	11		1,124,762	1,084,292
Property, plant and equipment, net	12		34,020,190	34,522,855
Intangible assets, net	13		6,286,711	6,405,754
Deferred tax assets			1,335,348	1,315,580
Other non-current assets	14,19		638,576	629,000

Total non-current assets			50,677,721	51,227,870

Total assets		~~W~~	79,395,513	80,408,759

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2016 and December 31, 2015

(Unaudited)

(in millions of Won)	Notes	June 30, 2016		December 31, 2015
Liabilities
Trade accounts and notes payable	21,33	~~W~~	3,272,851	3,125,348
Short-term borrowings and current installments of long-term borrowings	4,15,21		11,268,779	12,371,032
Other payables	16,21,33		1,741,007	2,129,093
Other short-term financial liabilities	17,21		152,550	202,117
Current income tax liabilities			296,698	377,962
Liabilities of disposal group held for sale	8		—	34,202
Provisions	18,34		144,058	102,320
Other current liabilities	20,26		2,047,675	1,788,852

Total current liabilities			18,923,618	20,130,926

Long-term trade accounts and notes payable	21		40,722	11,098
Long-term borrowings	15,21		12,756,754	12,849,199
Other payables	16,21		213,333	134,470
Other long-term financial liabilities	17,21		81,708	54,696
Defined benefit liabilities, net	19		260,271	182,025
Deferred tax liabilities			1,647,188	1,676,658
Long-term provisions	18,34		254,542	221,692
Other non-current liabilities	20		82,993	77,773

Total non-current liabilities			15,337,511	15,207,611

Total liabilities			34,261,129	35,338,537

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,388,428	1,383,623
Hybrid bonds	23		996,919	996,919
Reserves	24		(421,642)	(594,756)
Treasury shares	25		(1,533,782)	(1,533,898)
Retained earnings			40,588,240	40,501,059

Equity attributable to owners of the controlling company			41,500,566	41,235,350
Non-controlling interests	23		3,633,818	3,834,872

Total equity			45,134,384	45,070,222

Total liabilities and equity		~~W~~	79,395,513	80,408,759

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2016 and 2015

(Unaudited)

(in millions of Won, except per share information)		For the three-month periods ended June 30			For the six-month periods ended June 30
	Notes	2016		2015	2016	2015
Revenue	26,33,36	~~W~~	12,857,384	15,189,492	25,318,582	30,290,403
Cost of sales	7,26,30,33		(11,288,360)	(13,468,091)	(22,208,124)	(26,771,402)

Gross profit			1,569,024	1,721,401	3,110,458	3,519,001
Selling and administrative expenses	27,30
Administrative expenses			(527,162)	(582,852)	(1,023,398)	(1,210,411)
Selling expenses			(363,348)	(452,205)	(748,780)	(891,005)

Operating profit			678,514	686,344	1,338,280	1,417,585
Share of profit (loss) of equity-accounted investees, net	9		111,839	23,877	161,756	(39,051)
Finance income and costs	21,28
Finance income			254,118	488,057	1,088,413	1,096,743
Finance costs			(763,412)	(747,286)	(1,750,351)	(1,478,207)
Other non-operating income and expenses	29
Other non-operating income			74,341	116,252	125,518	312,371
Other non-operating expenses	30		(86,947)	(263,733)	(150,268)	(401,826)

Profit before income tax	36		268,453	303,511	813,348	907,615
Income tax expense	31,36		(47,913)	(186,115)	(254,442)	(455,019)

Profit			220,540	117,396	558,906	452,596
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	19		(60,273)	31,126	(73,482)	(23,436)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			35,689	49,914	58,113	(67,474)
Net changes in the unrealized fair value of available-for-sale investments	21		131,250	(37,346)	128,249	(26,650)
Foreign currency translation differences			(43,274)	60,388	(28,355)	4,524

Other comprehensive income (loss), net of tax			63,392	104,082	84,525	(113,036)

Total comprehensive income		~~W~~	283,932	221,478	643,431	339,560

Profit attributable to:
Owners of the controlling company		~~W~~	291,654	198,179	651,325	536,764
Non-controlling interests			(71,114)	(80,783)	(92,419)	(84,168)

Profit		~~W~~	220,540	117,396	558,906	452,596

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	364,633	291,557	760,489	429,185
Non-controlling interests			(80,701)	(70,079)	(117,058)	(89,625)

Total comprehensive income		~~W~~	283,932	221,478	643,431	339,560

Basic and diluted earnings per share (in Won)	32		3,545	2,374	7,936	6,506

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2016 and 2015

(Unaudited)

	Attributable to owners of the controlling company								Non- controlling interests	Total
(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2015	~~W~~	482,403	1,083,718	996,919	(408,773)	(1,534,457)	40,967,558	41,587,368	3,703,996	45,291,364
Comprehensive income:
Profit		—	—	—	—	—	536,764	536,764	(84,168)	452,596
Other comprehensive income (loss)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(23,542)	(23,542)	106	(23,436)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(69,692)	—	—	(69,692)	2,218	(67,474)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(24,039)	—	—	(24,039)	(2,611)	(26,650)
Foreign currency translation differences, net of tax		—	—	—	9,694	—	—	9,694	(5,170)	4,524

Total comprehensive income		—	—	—	(84,037)	—	513,222	429,185	(89,625)	339,560

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,959)	(479,959)	(32,410)	(512,369)
Interim dividends		—	—	—	—	—	—	—	(67,700)	(67,700)
Changes in subsidiaries		—	—	—	—	—	—	—	(282,217)	(282,217)
Changes in ownership interests in subsidiaries		—	(2,354)	—	—	—	—	(2,354)	21,499	19,145
Interest of hybrid bonds		—	—	—	—	—	(21,572)	(21,572)	(11,994)	(33,566)
Disposal of treasury shares		—	13	—	—	92	—	105	—	105
Others		—	296	—	1,152	—	(1,913)	(465)	(1,084)	(1,549)

Total transactions with owners of the controlling company		—	(2,045)	—	1,152	92	(503,444)	(504,245)	(373,906)	(878,151)

Balance as of June 30, 2015	~~W~~	482,403	1,081,673	996,919	(491,658)	(1,534,365)	40,977,336	41,512,308	3,240,465	44,752,773

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the six-month periods ended June 30, 2016 and 2015

(Unaudited)

	Attributable to owners of the controlling company								Non- controlling interests	Total
(in millions of Won)	Share capital		Capital surplus	Hybrid bond	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2016	~~W~~	482,403	1,383,623	996,919	(594,756)	(1,533,898)	40,501,059	41,235,350	3,834,872	45,070,222
Comprehensive income:
Profit		—	—	—	—	—	651,325	651,325	(92,419)	558,906
Other comprehensive income (loss)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(63,144)	(63,144)	(10,338)	(73,482)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	58,190	—	—	58,190	(77)	58,113
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	128,287	—	—	128,287	(38)	128,249
Foreign currency translation differences, net of tax		—	—	—	(14,169)	—	—	(14,169)	(14,186)	(28,355)

Total comprehensive income		—	—	—	172,308	—	588,181	760,489	(117,058)	643,431

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,974)	(479,974)	(50,333)	(530,307)
Changes in subsidiaries		—	—	—	—	—	—	—	(8,323)	(8,323)
Changes in ownership interests in subsidiaries		—	5,030	—	—	—	—	5,030	(10,416)	(5,386)
Interest of hybrid bonds		—	—	—	—	—	(21,734)	(21,734)	(12,060)	(33,794)
Disposal of treasury shares		—	5	—	—	116	—	121	—	121
Others		—	(230)	—	806	—	708	1,284	(2,864)	(1,580)

Total transactions with owners of the controlling company		—	4,805	—	806	116	(501,000)	(495,273)	(83,996)	(579,269)

Balance as of June 30, 2016	~~W~~	482,403	1,388,428	996,919	(421,642)	(1,533,782)	40,588,240	41,500,566	3,633,818	45,134,384

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2016 and 2015

(Unaudited)

(in millions of Won)	Note	June 30, 2016		June 30, 2015
Cash flows from operating activities
Profit		~~W~~	558,906	452,596
Adjustments for:
Depreciation			1,416,361	1,396,845
Amortization			184,445	186,497
Finance income			(397,957)	(546,448)
Finance costs			1,009,990	925,813
Income tax expense			254,442	455,019
Impairment loss on property, plant and equipment			7,290	71,908
Gain on disposal of property, plant and equipment			(17,935)	(14,819)
Loss on disposal of property, plant and equipment			43,962	58,263
Impairment loss on intangible assets			2,525	40,933
Share of loss (profit) of equity-accounted investees			(161,756)	39,051
Impairment loss on assets held for sale			6,325	23,417
Gain on disposal of assets held for sale			(22,184)	(219,180)
Costs for defined benefit plans			117,446	127,612
Bad debt expenses			28,166	117,040
Loss on valuation of inventories			108,149	97,600
Contribution to provisions			97,100	27,158
Others, net			(11,854)	41,841

			2,664,515	2,828,550

Changes in operating assets and liabilities	35		629,240	1,076,817
Interest received			118,469	90,564
Interest paid			(341,457)	(421,272)
Dividends received			100,069	87,190
Income taxes paid			(378,720)	(440,389)

Net cash provided by operating activities		~~W~~	3,351,022	3,674,056

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2016 and 2015

(Unaudited)

(in millions of Won)	Note	June 30, 2016		June 30, 2015
Cash flows from investing activities
Acquisitions of short-term financial instruments			~~W~~ (9,778,295)	(5,989,240)
Proceeds from disposal of short-term financial instruments			8,858,682	4,248,615
Increase in loans			(597,331)	(249,419)
Collection of loans			132,414	154,132
Acquisitions of available-for-sale investments			(62,777)	(63,136)
Proceeds from disposal of available-for-sale investments			6,390	112,615
Acquisitions of investment in associates and joint ventures			(130,251)	(31,890)
Proceeds from disposal of investment in associates and joint ventures			3,355	3,958
Acquisition of investment property			(5,284)	(77,413)
Proceeds from disposal of investment property			601	—
Acquisitions of property, plant and equipment			(1,137,529)	(1,428,934)
Proceeds from disposal of property, plant and equipment			12,407	60,815
Acquisitions of intangible assets			(93,654)	(159,851)
Proceeds from disposal of intangible assets			6,902	5,696
Proceeds from disposal of assets held for sale			7,494	72,766
Cash received from disposal of business, net of cash transferred			17,021	435,962
Others, net			31,608	(6,710)

Net cash used in investing activities			(2,728,247)	(2,912,034)

Cash flows from financing activities
Proceeds from borrowings			1,433,303	1,012,081
Repayment of borrowings			(2,403,920)	(1,118,369)
Proceeds from (repayment of) short-term borrowings, net			(281,986)	181,157
Payment of cash dividends			(523,130)	(656,648)
Payment of interest of hybrid bonds			(33,924)	(33,801)
Other, net			(28,019)	34,252

Net cash used in financing activities			(1,837,676)	(581,328)

Effect of exchange rate fluctuation on cash held			22,329	9,937
Net increase (decrease) in cash and cash equivalents			(1,192,572)	190,631
Cash and cash equivalents at beginning of the period	8		4,871,184	4,022,137

Cash and cash equivalents at end of the period		~~W~~	3,678,612	4,212,768

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2016

(Unaudited)

1. General Information

General information about POSCO, its 39 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION., LTD. 166 foreign subsidiaries including POSCO America Corporation (collectively, the “Company”) and its 100 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through five of its overseas liaison offices.

As of June 30, 2016, the shares of the POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York Stock Exchanges.

(b)	Consolidated subsidiaries included for the first time during the six-month period ended June 30, 2016 were as follows:

Company	Date of inclusion	Ownership (%)	Reason
Daewoo Minerals Canada Corporation	March 2016	100.00	New establishment
Pocastem Co., Ltd.	June 2016	100.00	Acquisition of control

(c)	Subsidiaries excluded from consolidation during the six-month period ended June 30, 2016 were as follows:

Company	Date of exclusion	Reason
Tamara Offshore wind power Co., Ltd.	January 2016	Disposal
POSCO Investment Co., Ltd.	January 2016	Merged into POSCO Asia Co., Ltd.
Xenesys Inc.	February 2016	Disposal
Posco LED Co., Ltd.	March 2016	Disposal
POSHIMETAL Co., Ltd.	March 2016	Merged into POSCO Co., Ltd.
PMM PIPE	April 2016	Merged into POSCO-JEPC Co., Ltd.
Posco Green Gas Technology	May 2016	Merged into POSCO Co., Ltd.
Qingdao Pos-metal Co., Ltd.	May 2016	Disposal
POSCO FOUNDATION	June 2016	Exclusion upon liquidation
POSCO MEXICO HUMAN TECH S.A. de C.V.	June 2016	Merged into POSCO MEXICO S.A. DE C.V.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2015. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2015.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

The Company reports the significant valuation matters to the Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1—unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2—inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3—inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair value is included in note 21.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting”, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2015.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Current
Trade accounts and notes receivable	~~W~~	8,576,340	8,953,245
Finance lease receivables		16,157	21,042
Due from customers for contract work		1,181,675	1,218,031
Less: Allowance for doubtful accounts		(422,403)	(596,383)

	~~W~~	9,351,769	9,595,935

Non-current
Trade accounts and notes receivable	~~W~~	75,893	126,200
Finance lease receivables		16,544	22,758
Less: Allowance for doubtful accounts		(32,665)	(28,620)

	~~W~~	59,772	120,338

The trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~641,251 million and ~~W~~846,676 million as of June 30, 2016 and December 31, 2015, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and trade accounts and notes receivable are included in short-term borrowings from financial institutions (Note 15).

5. Other Receivables

Other receivables as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Current
Loans	~~W~~	749,763	405,281
Other accounts receivable		1,180,858	1,255,075
Accrued income		133,553	136,762
Deposits		100,602	89,444
Others		24,119	20,383
Less: Allowance for doubtful accounts		(249,608)	(227,066)

	~~W~~	1,939,287	1,679,879

Non-current
Loans	~~W~~	741,581	725,968
Other accounts receivable		128,054	142,290
Accrued income		4,342	1,236
Deposits		123,276	141,373
Less: Allowance for doubtful accounts		(145,295)	(147,609)

	~~W~~	851,958	863,258

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

6. Other Financial Assets

Other financial assets as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Current
Derivatives assets	~~W~~	58,473	94,603
Available-for-sale securities (bonds)		18,000	17,994
Current portion of held-to-maturity securities		8,499	21,490
Short-term financial instruments(*1,2)		4,699,575	3,776,300

	~~W~~	4,784,547	3,910,387

Non-current
Derivatives assets	~~W~~	49,880	93,886
Available-for-sale securities (equity instruments)(*3,4)		2,055,982	2,095,206
Available-for-sale securities (bonds)		47,436	36,914
Available-for-sale securities (others)		66,578	59,630
Held-to-maturity securities		2,082	1,889
Long-term financial instruments(*2)		40,341	53,935

	~~W~~	2,262,299	2,341,460

(*1)	As of June 30, 2016 and December 31, 2015, ~~W~~7,929 million and ~~W~~6,593 million, respectively, are restricted for the use in a government project.
(*2)	As of June 30, 2016 and December 31, 2015, financial instruments amounting to ~~W~~82,723 million and ~~W~~105,195 million, respectively, are restricted for use in financial arrangements, pledge and others.
(*3)	During the six-month period ended June 30, 2016, there were objective evidences of impairment for listed equity securities such as Nippon Steel & Sumitomo Metal Corporation and others due to the significant or prolonged decline in the fair value of the shares and for non-listed equity securities such as Troika Foreign Resource Development Fund and others since its carrying amount significantly exceeded its fair value. As a result, an impairment loss of ~~W~~225,674 million was recognized in profit or loss during the six-month period ended June 30, 2016.
(*4)	As of June 30, 2016 and December 31, 2015, ~~W~~125,319 million and ~~W~~124,541 million of available-for-sale securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

7. Inventories

Inventories as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Finished goods	~~W~~	1,064,713	1,381,018
Merchandise		748,560	715,951
Semi-finished goods		1,199,255	1,390,382
Raw materials		1,836,390	1,868,773
Fuel and materials		816,160	810,516
Construction inventories		890,718	828,071
Materials-in-transit		1,267,811	1,382,291
Others		83,391	79,581

		7,906,998	8,456,583

Less: Allowance for inventories valuation		(158,833)	(231,378)

	~~W~~	7,748,165	8,225,205

The amounts of loss on valuation of inventories recognized within cost of sales during the six-month period ended June 30, 2016 and the year ended December 31, 2015 were ~~W~~108,149 million and ~~W~~152,952 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

8. Assets Held for Sale

Details of assets held for sale and related liabilities as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016				December 31, 2015
	The controlling company(*1,2)		Subsidiaries (*3)	Total	The controlling company(*1)	Subsidiaries (*3,4)	Total
Assets
Cash and cash equivalents(*5)	~~W~~	—	—	—	—	999	999
Trade accounts and notes receivable and other receivables		—	—	—	—	7,724	7,724
Inventories		—	—	—	—	2,129	2,129
Investment in associates		166,791	—	166,791	—	4,626	4,626
Property, plant and equipment		25,892	16,630	42,522	25,892	10,383	36,275
Intangible assets		—	—	—	—	1,049	1,049
Other assets		—	—	—	—	4,479	4,479

	~~W~~	192,683	16,630	209,313	25,892	31,389	57,281

Liabilities
Trade accounts and notes payable and other payables	~~W~~	—	—	—	—	6,028	6,028
Borrowings		—	—	—	—	26,500	26,500
Other liabilities		—	—	—	—	1,674	1,674

	~~W~~	—	—	—	—	34,202	34,202

(*1)	During the year ended December 31, 2015, the Company determined to exchange 1FINEX facilities with the shares of newly established company in India, and has signed in Memorandum of Association (MOA) with Uttam Galva Steels Limited in India. The Company has classified the related facilities of ~~W~~25,892 million as assets held for sale.
(*2)	As of June 30, 2016, the Company determined the security of SeAH Changwon Integrated Special Steel would be highly probable to be sold. The Company classified the relating investment in associates amounting to ~~W~~166,791 million as assets held for sale.
(*3)	Besides the above, the controlling company and subsidiaries of the Company (POSCO Energy Co., Ltd., POSCO M-TECH, POSCO CHEMTECH and POSCO ICT) determined to dispose of certain tangible assets including land and disused facilities and classified them as assets held for sale.
(*4)	During the year ended December 31, 2015, the Company determined to dispose of its shares in POSCO LED Co., Ltd., a subsidiary of the Company, to Armitron consortium, and reclassified related assets and liabilities as assets held for sale. Disposal of the assets and liabilities held for sale was completed during the period ended June 30, 2016, and the Company recognized ~~W~~19,353 million of gain on disposal of assets held for sale.
(*5)	Cash and cash equivalents classified as assets held for sale are included in the beginning balance of statement of cash flows for the six-month period ended June 30, 2016.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

9. Investments in Associates and Joint Ventures

(a)	Details of investments in associates as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won) Company	June 30, 2016						December 31, 2015
	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	178,713,975,892	28.93	~~W~~	178,787	~~W~~	175,837	175,676
SeAH Changwon Integrated Special Steel(*1,2)	7,190,000	19.94		159,978		—	165,754
POSCO PLANTEC CO., LTD(*1)	133,711,880	73.94		217,282		133,187	171,218
SNNC	18,130,000	49.00		90,650		102,543	111,326
QSONE Co., Ltd.	200,000	50.00		84,395		84,588	83,919
Chuncheon Energy Corp.	10,539,989	29.90		52,700		46,942	30,420
UITrans LRT Co., Ltd.(*3)	6,946,761	38.19		34,734		43,686	40,903
Incheon-Gimpo Expressway Co., Ltd(*3)	9,032,539	21.34		45,163		38,186	39,447
BLUE OCEAN Private Equity Fund	333	27.52		33,300		36,791	35,437
KoFC POSCO HANHWA KB Shared
Growth NO. 2. Private Equity Fund(*4)	15,938	12.50		15,938		16,162	14,829
Keystone-HYUNDAI SECURITIES
NO. 1. Private Equity Fund	13,800,000	40.45		13,800		13,342	13,015
CHUNGJU ENTERPRISE CITY
DEVELOPMENT Co., Ltd.(*3)	2,008,000	29.53		10,040		12,041	12,265
KONES, Corp.	3,250,000	41.67		6,893		5,670	5,775
Others (32 companies)(*3)						57,454	47,933

						766,429	947,917

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		150,779		196,569	222,269
AES-VCM Mong Duong Power Company Limited	—	30.00		74,161		156,099	153,271
7623704 Canada Inc.(*4)	114,452,000	10.40		124,341		132,956	134,034
Eureka Moly LLC	—	20.00		240,123		87,321	87,878
AMCI (WA) PTY LTD.	49	49.00		209,664		72,143	72,289
Nickel Mining Company SAS	3,234,698	49.00		157,585		67,908	76,445
KOREA LNG LTD.	2,400	20.00		135,205		62,225	53,548
NCR LLC	—	29.41		32,348		35,596	35,447
PT. Batutua Tembaga Raya	128,285	24.10		21,602		22,334	15,382
Zhongyue POSCO (Qinhuangdao)
Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		17,957	19,311
PT. Wampu Electric Power(*3)	8,708,400	20.00		10,044		9,193	8,855
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		6,838	7,061
Others (24 companies)(*3)						70,100	42,264

						937,239	928,054

					~~W~~	1,703,668	1,875,971

(*1)	During the year ended December 31, 2015, it was reclassified from a subsidiary to an associate.
(*2)	As of June 30, 2016, the Company classified the security of SeAH Changwon Integrated Special Steel as assets held for sale. (Note 8)
(*3)	Investment in associates are provided as collateral related to associates’ borrowings amounting to ~~W~~150,306 million and ~~W~~101,360 million as of June 30, 2016 and December 31, 2015, respectively.
(*4)	As of June 30, 2016, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership percentage since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(b)	Details of investments in joint ventures as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won) Company	June 30, 2016						December 31, 2015
	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	85,594	104,970
POSCO ES MATERIALS	1,000,000	50.00		43,000		38,143	38,447

						123,737	143,417

[Foreign]
Roy Hill Holdings Pty Ltd.(*1)	13,117,972	12.50		1,528,672		1,185,695	1,153,434
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		378,658	381,461
CSP-Compania Siderurgica do Pecem	1,108,696,532	20.00		544,513		374,245	80,805
DMSA/AMSA(*2)	—	4.00		290,236		118,282	105,964
BX STEEL POSCO Cold Rolled Sheet Co., Ltd	—	25.00		61,961		98,008	100,908
KOBRASCO	2,010,719,185	50.00		32,950		76,552	78,364
Others (11 companies)						39,260	25,009

						2,270,700	1,925,945

					~~W~~	2,394,437	2,069,362

(*1)	As of June 30, 2016 and December 31, 2015, investments in joint ventures amounting to ~~W~~1,185,695 million and ~~W~~1,153,434 million, respectively, are provided as collateral in relation to loan.
(*2)	As of June 30, 2016 and December 31, 2015, investments in joint ventures amounting to ~~W~~118,282 and ~~W~~105,964 million, respectively, are provided as collateral for the joint venture’s guarantees.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the six-month period ended June 30, 2016 and the year ended December 31, 2015 were as follows:

1)	For the six-month period ended June 30, 2016

(in millions of Won)	December 31, 2015 Book value		Acquisition	Dividend	Share of profits (losses)	Other increase (decrease)(*1)	June 30, 2016 Book value
Company
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	175,676	222	—	(252)	191	175,837
SeAH Changwon Integrated Special Steel		165,754	—	—	4,797	(170,551)	—
POSCO PLANTEC CO., LTD		171,218	—	—	(38,039)	8	133,187
SNNC		111,326	—	—	(8,785)	2	102,543
QSONE Co., Ltd.		83,919	—	—	669	—	84,588
Chuncheon Energy Corp.		30,420	19,832	—	(3,310)	—	46,942
UITrans LRT Co., Ltd.		40,903	2,979	—	(152)	(44)	43,686
Incheon-Gimpo Expressway Co., Ltd		39,447	—	—	(1,545)	284	38,186
BLUE OCEAN Private Equity Fund		35,437	—	—	1,909	(555)	36,791
KoFC POSCO HANHWA KB Shared
Growth NO. 2. Private Equity Fund		14,829	1,875	—	870	(1,412)	16,162
Keystone-HYUNDAI SECURITIES
NO. 1. Private Equity Fund		13,015	—	—	327	—	13,342
CHUNGJU ENTERPRISE CITY
DEVELOPMENT Co., Ltd.		12,265	—	—	(224)	—	12,041
KONES, Corp.		5,775	—	—	(105)	—	5,670
POSCO MITSUBISHI CARBON TECHNOLOGY		104,970	—	—	(19,376)	—	85,594
POSCO ES MATERIALS		38,447	—	—	(303)	(1)	38,143
Others (32 companies)		47,933	7,736	—	6,128	(4,343)	57,454

		1,091,334	32,644	—	(57,391)	(176,421)	890,166

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		222,269	—	(44,602)	20,408	(1,506)	196,569
AES-VCM Mong Duong Power Company Limited		153,271	—	—	13,910	(11,082)	156,099
7623704 Canada Inc.		134,034	—	(921)	667	(824)	132,956
Eureka Moly LLC		87,878	—	—	(10)	(547)	87,321
AMCI (WA) PTY LTD.		72,289	—	—	(1,383)	1,237	72,143
Nickel Mining Company SAS		76,445	—	—	(9,809)	1,272	67,908
KOREA LNG LTD.		53,548	—	(1,327)	3,737	6,267	62,225
NCR LLC		35,447	—	—	(18)	167	35,596
PT. Batutua Tembaga Raya		15,382	6,817	—	—	135	22,334
Zhongyue POSCO (Qinhuangdao)
Tinplate Industrial Co., Ltd		19,311	—	—	(656)	(698)	17,957
PT. Wampu Electric Power		8,855	—	—	394	(56)	9,193
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,061	—	—	151	(374)	6,838
Roy Hill Holdings Pty Ltd		1,153,434	—	—	16,346	15,915	1,185,695
POSCO-NPS Niobium LLC		381,461	—	(2,869)	2,552	(2,486)	378,658
CSP—Compania Siderurgica do Pecem		80,805	74,622	—	172,596	46,222	374,245
DMSA/AMSA		105,964	24,624	—	(13,069)	763	118,282
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		100,908	—	—	166	(3,066)	98,008
KOBRASCO		78,364	—	(29,297)	11,962	15,523	76,552
Others (35 companies)		67,273	16,167	(1,706)	1,203	26,423	109,360

		2,853,999	122,230	(80,722)	219,147	93,285	3,207,939

	~~W~~	3,945,333	154,874	(80,722)	161,756	(83,136)	4,098,105

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to replacement of assets held for sale, disposal and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

2)	For the year ended December 31, 2015

(in millions of Won)	December 31, 2014 Book value		Acquisition	Dividend	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2015 Book value
Company
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	176,899	—	—	(1,223)	—	175,676
SeAH Changwon Integrated Special Steel		—	159,978	—	6,464	(688)	165,754
POSCO PLANTEC CO., LTD		—	217,282	—	(46,058)	(6)	171,218
SNNC		131,671	—	—	(20,566)	221	111,326
QSONE Co., Ltd.		83,849	—	—	70	—	83,919
Chuncheon Energy Corp.		—	32,853	—	(2,433)	—	30,420
UITrans LRT Co., Ltd.		30,098	9,777	—	1,086	(58)	40,903
Incheon-Gimpo Expressway Co., Ltd		43,045	—	—	(3,910)	312	39,447
BLUE OCEAN Private Equity Fund		31,439	—	—	5,645	(1,647)	35,437
KoFC POSCO HANHWA KB Shared
Growth NO. 2. Private Equity Fund		12,268	3,725	—	211	(1,375)	14,829
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		—	13,800	—	(451)	(334)	13,015
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		19,801	—	—	(7,536)	—	12,265
KONES, Corp.		5,430	—	—	311	34	5,775
POSCO MITSUBISHI CARBON TECHNOLOGY		112,837	—	—	(7,841)	(26)	104,970
POSCO ES MATERIALS		38,021	—	—	440	(14)	38,447
Others (31 companies)		33,511	17,800	—	2,877	(6,255)	47,933

		718,869	455,215	—	(72,914)	(9,836)	1,091,334

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		172,805	—	(18,602)	54,351	13,715	222,269
AES-VCM Mong Duong Power Company Limited		93,021	23,146	—	29,561	7,543	153,271
7623704 Canada Inc.		117,100	—	(1,775)	10,875	7,834	134,034
Eureka Moly LLC		228,004	—	—	(147,270)	7,144	87,878
AMCI (WA) PTY LTD.		88,050	—	—	(11,222)	(4,539)	72,289
Nickel Mining Company SAS		107,408	—	—	(25,562)	(5,401)	76,445
KOREA LNG LTD.		72,089	—	(12,195)	12,362	(18,708)	53,548
NCR LLC		32,598	—	—	(62)	2,911	35,447
PT. Batutua Tembaga Raya		14,653	—	—	—	729	15,382
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		21,032	—	(376)	(1,787)	442	19,311
PT. Wampu Electric Power		7,611	1,015	—	(261)	490	8,855
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,969	—	—	(76)	168	7,061
CAML RESOURCES PTY LTD.		38,240	—	—	(34,987)	(3,253)	—
Roy Hill Holdings Pty Ltd		1,268,678	—	—	(61,589)	(53,655)	1,153,434
POSCO-NPS Niobium LLC		357,874	—	(13,177)	12,967	23,797	381,461
CSP—Compania Siderurgica do Pecem		260,906	—	—	(145,206)	(34,895)	80,805
DMSA/AMSA		165,094	72,430	—	(137,723)	6,163	105,964
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		98,893	—	—	291	1,724	100,908
KOBRASCO		99,787	—	(24,380)	31,124	(28,167)	78,364
Others (33 companies)		90,826	2,839	(5,506)	(18,926)	(1,960)	67,273

		3,341,638	99,430	(76,011)	(433,140)	(77,918)	2,853,999

	~~W~~	4,060,507	554,645	(76,011)	(506,054)	(87,754)	3,945,333

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the six-month period June 30, 2016 and the year ended December 31, 2015 are as follows:

1) June 30, 2016

(in millions of Won)						Net income
Company	Assets		Liabilities	Equity	Sales	(loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	607,755	866	606,889	—	(849)
SeAH Changwon Integrated Special Steel		1,334,332	585,979	748,353	432,940	22,660
POSCO PLANTEC CO., LTD		570,665	696,164	(125,499)	170,686	8,593
SNNC		726,099	499,090	227,009	237,001	(14,641)
QSONE Co., Ltd.		246,641	77,465	169,176	7,909	1,337
Chuncheon Energy Corp.		366,476	195,345	171,131	—	(1,810)
UITrans LRT Co., Ltd.		359,937	276,375	83,562	—	(398)
Incheon-Gimpo Expressway Co., Ltd		805,427	606,659	198,768	—	(946)
BLUE OCEAN Private Equity Fund		373,973	233,373	140,600	223,351	6,938
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		130,072	775	129,297	8,220	6,962
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		69,585	32,572	37,013	—	808
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		144,836	134,372	10,464	2,945	(760)
KONES, Corp.		2,765	1,588	1,177	2,254	(252)
POSCO MITSUBISHI CARBON TECHNOLOGY		456,237	314,555	141,682	11,775	(32,318)
POSCO ES MATERIALS		85,466	40,736	44,730	19,275	(605)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		2,112,495	1,324,330	788,165	235,378	81,495
7623704 Canada Inc.		1,290,583	5	1,290,578	—	20,927
Nickel Mining Company SAS		450,401	268,892	181,509	55,772	(28,287)
KOREA LNG LTD.		324,422	18,980	305,442	19,301	18,687
PT. Batutua Tembaga Raya		371,309	352,918	18,391	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		100,754	42,285	58,469	55,604	(1,901)
PT. Wampu Electric Power		205,315	162,415	42,900	3,165	1,969
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		62,831	35,540	27,291	38,911	571
Roy Hill Holdings Pty Ltd.		9,880,284	6,992,170	2,888,114	—	130,765
POSCO-NPS Niobium LLC		757,112	—	757,112	—	8,923
CSP—Compania Siderurgica do Pecem		5,471,597	3,762,563	1,709,034	—	522,803
DMSA/AMSA		6,271,585	4,384,828	1,886,757	279,814	(304,797)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		768,666	404,251	364,415	467,681	664
KOBRASCO		203,792	50,689	153,103	39,967	23,924

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

2) December 31, 2015

(in millions of Won)						Net income
Company	Assets		Liabilities	Equity	Sales	(loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	607,966	1,043	606,923	—	(1,231)
SeAH Changwon Integrated Special Steel		1,293,143	568,639	724,504	971,557	23,403
POSCO PLANTEC CO., LTD		609,655	725,406	(115,751)	457,180	(330,819)
SNNC		793,480	551,830	241,650	509,044	(57,156)
QSONE Co., Ltd.		249,482	81,644	167,838	15,068	140
Chuncheon Energy Corp.		149,025	42,094	106,931	—	(2,389)
UITrans LRT Co., Ltd.		343,744	267,543	76,201	—	(846)
Incheon-Gimpo Expressway Co., Ltd		648,602	458,137	190,465	—	(1,567)
BLUE OCEAN Private Equity Fund		380,000	244,316	135,684	492,065	24,422
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		119,747	1,112	118,635	5,012	1,804
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		68,315	31,626	36,689	—	(1,956)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		154,695	137,471	17,224	21,518	(30,023)
KONES, Corp.		3,544	2,114	1,430	5,337	746
POSCO MITSUBISHI CARBON TECHNOLOGY		489,393	315,392	174,001	—	(13,068)
POSCO ES MATERIALS		84,719	39,381	45,338	29,214	880
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		2,223,846	1,333,048	890,798	554,927	220,203
7623704 Canada Inc.		1,300,951	7	1,300,944	76,114	118,007
Nickel Mining Company SAS		445,685	238,695	206,990	155,980	(45,748)
KOREA LNG LTD.		257,773	36	257,737	63,574	61,806
PT. Batutua Tembaga Raya		286,761	268,933	17,828	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		107,874	45,534	62,340	114,994	(5,783)
PT. Wampu Electric Power		201,383	160,159	41,224	17,473	(1,304)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		65,973	38,336	27,637	67,700	(403)
CAML RESOURCES PTY LTD		136,112	41,768	94,344	146,909	(20,110)
Roy Hill Holdings Pty Ltd.		9,295,492	6,584,536	2,710,956	—	(492,709)
POSCO-NPS Niobium LLC		762,719	—	762,719	—	25,935
CSP—Compania Siderurgica do Pecem		3,839,967	3,319,880	520,087	—	(721,937)
DMSA/AMSA		6,415,380	4,812,244	1,603,136	737,604	(3,308,836)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		703,408	327,391	376,017	936,590	1,162
KOBRASCO		187,823	31,094	156,729	94,169	62,248

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of June 30, 2016 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development	51.00	Myanmar
Offshore midstream	Mine development	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
CD J/V	Mine development	5.00	Australia
RUM J/V	Mine development	10.00	Australia

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

11. Investment Property, Net

Changes in the carrying amount of investment property for the six-month period ended June 30, 2016 and the year ended December 31, 2015 were as follows:

(a)	For the six-month period ended June 30, 2016

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	346,879	1,055	(277)	—	45,665	393,322
Buildings		696,526	620	(310)	(12,157)	2,544	687,223
Structures		1,819	1	—	(84)	1,192	2,928
Construction-in-progress		39,068	3,608	—	—	(1,387)	41,289

	~~W~~	1,084,292	5,284	(587)	(12,241)	48,014	1,124,762

(*1)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	415,512	2,665	5,964	(433)	(85)	(76,744)	346,879
Buildings		591,647	49,281	26,750	(909)	(25,391)	55,148	696,526
Structures		2,060	40	—	—	(173)	(108)	1,819
Construction-in-progress		46,373	9,492	—	—	—	(16,797)	39,068

	~~W~~	1,055,592	61,478	32,714	(1,342)	(25,649)	(38,501)	1,084,292

(*1)	Impairment loss on investment property amounting to ~~W~~85 million is included.
(*2)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the six-month period ended June 30, 2016 and the year ended December 31, 2015 were as follows:

(a)	For the six-month period ended June 30, 2016

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	2,572,807	6,395	(304)	—	(35,257)	2,543,641
Buildings		5,165,725	9,939	(2,019)	(178,046)	26,638	5,022,237
Structures		2,949,413	16,956	(21)	(105,921)	69,670	2,930,097
Machinery and equipment		21,093,743	164,525	(14,143)	(1,072,866)	503,141	20,674,400
Vehicles		52,005	4,602	(1,221)	(8,811)	5,384	51,959
Tools		73,478	7,339	(707)	(13,633)	1,969	68,446
Furniture and fixtures		148,099	12,475	(693)	(25,518)	2,784	137,147
Finance lease assets		92,796	79,854	(9)	(6,615)	199	166,225
Construction-in-progress		2,374,789	808,955	(2,244)	—	(755,462)	2,426,038

	~~W~~	34,522,855	1,111,040	(21,361)	(1,411,410)	(180,934)	34,020,190

(*1)	Impairment loss on property, plant and equipment amounting to ~~W~~7,290 million is included.
(*2)	Includes assets transferred from construction-in-progress, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(b)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others(*2)	Ending
Land	~~W~~	2,801,288	47,858	12,520	(30,222)	(1,517)	(257,120)	2,572,807
Buildings		5,359,324	57,042	56,156	(20,759)	(349,774)	63,736	5,165,725
Structures		3,030,163	23,149	—	(3,819)	(213,550)	113,470	2,949,413
Machinery and equipment		21,199,885	239,430	301	(74,445)	(2,244,183)	1,972,755	21,093,743
Vehicles		56,695	9,735	—	(1,601)	(18,221)	5,397	52,005
Tools		64,069	25,230	1,714	(1,169)	(29,401)	13,035	73,478
Furniture and fixtures		143,782	43,697	1,497	(1,502)	(63,754)	24,379	148,099
Finance lease assets		80,081	598	157	(98)	(9,026)	21,084	92,796
Construction-in-progress		2,505,908	2,245,729	—	(4,418)	(17,846)	(2,354,584)	2,374,789

	~~W~~	35,241,195	2,692,468	72,345	(138,033)	(2,947,272)	(397,848)	34,522,855

(*1)	Impairment loss on property, plant and equipment amounting to ~~W~~136,269 million are included.
(*2)	Includes assets transferred from construction-in-progress, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the six-month period ended June 30, 2016 and the year ended December 31, 2015 were as follows:

(a)	For the six-month period ended June 30, 2016

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	1,461,954	—	—	—	—	(245)	1,461,709
Intellectual property rights		2,667,086	11,603	(2)	(93,996)	—	(13,188)	2,571,503
Premium in rental(*1)		127,949	1,349	(6,534)	(104)	(684)	(1,484)	120,492
Development expense		135,796	21,478	—	(27,500)	—	3,352	133,126
Port facilities usage rights		264,801	—	—	(7,500)	—	—	257,301
Exploratation and evaluation assets		151,144	33,386	—	—	—	(27,616)	156,914
Mining development assets		—	12,634	—	—	—	27,812	40,446
Customer relationships		559,809	—	—	(23,985)	—	1,224	537,048
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		497,810	25,765	(718)	(31,360)	112	(22,842)	468,767

	~~W~~	6,405,754	106,215	(7,254)	(184,445)	(572)	(32,987)	6,286,711

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)	Includes assets transferred from construction-in-progress, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	1,795,144	—	—	—	(99,052)	(234,138)	1,461,954
Intellectual property rights		2,762,679	127,112	(3,921)	(192,660)	(20,725)	(5,399)	2,667,086
Premium in rental(*1)		130,942	13,530	(10,594)	(171)	(2,413)	(3,345)	127,949
Development expense		168,746	6,749	(1,084)	(53,740)	(3,034)	18,159	135,796
Port facilities usage rights		156,444	—	—	(11,810)	—	120,167	264,801
Exploratation and evaluation assets		92,459	61,427	—	—	—	(2,742)	151,144
Customer relationships		641,625	—	—	(51,808)	(28,402)	(1,606)	559,809
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		597,545	88,105	(488)	(71,394)	(7,531)	(108,427)	497,810

	~~W~~	6,884,989	296,923	(16,087)	(381,583)	(161,157)	(217,331)	6,405,754

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)	Includes assets transferred from construction-in-progress, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

14. Other Assets

Other assets as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Current
Advance payment	~~W~~	827,211	696,839
Prepaid expenses		143,531	107,379
Others		3,624	4,034

	~~W~~	974,366	808,252

Non-current
Long-term advance payment	~~W~~	24,675	3,467
Long-term prepaid expenses		389,004	403,536
Net defined benefit assets		4,387	—
Others(*1)		220,510	221,997

	~~W~~	638,576	629,000

(*1)	As of June 30, 2016 and December 31, 2015, the Company recognized tax assets amounting to ~~W~~127,475 million and ~~W~~132,489 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment for prior years as a result of tax audits that were finalized in 2014 and claim for rectification are finalized.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	Bank	Interest rate (%)	June 30, 2016		December 31, 2015
Short-term borrowings
Bank overdrafts	Bank of America and others	0.2~5.0	~~W~~	145,167	129,891
Short-term borrowings	HSBC and others	0.2~10.8		7,967,548	8,285,869

				8,112,715	8,415,760

Current portion of long-term liabilities
Current portion of	Export-Import Bank of
long-term borrowings	Korea and others	0.5~8.5		1,393,454	1,318,276
Current portion of foreign loan(*1)	NATIXIS	2.0		405	401
Current portion of debentures	Korea Development Bank and others	0.9~5.9		1,762,494	2,637,614
Less: Current portion of discount on debentures				(289)	(1,019)

				3,156,064	3,955,272

			~~W~~	11,268,779	12,371,032

(*1)	Korea Development Bank has provided guarantees related to the foreign loan.

(b)	Long-term borrowings, excluding current portion as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	Bank	Interest rate (%)	June 30, 2016		December 31, 2015
Long-term borrowings	Export-Import Bank of Korea and others	0.4~9.8	~~W~~	6,366,698	6,814,753
Less: Present value discount				(64,250)	(76,828)
Foreign loan	—	—		—	200
Debentures	Korea Development Bank and others	1.2~6.3		6,475,858	6,134,132
Less: Discount on debentures issued				(21,552)	(23,058)

			~~W~~	12,756,754	12,849,199

(c)	Property, plant and equipment including investment property, trade accounts and notes receivable, financial assets, available-for-sale financial assets, inventories and other assets amounting to ~~W~~6,222,565 million, ~~W~~22,398 million (96 sheets of note receivable), ~~W~~59,408 million, ~~W~~9,747 million, ~~W~~65,478 million and ~~W~~152,830 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

16. Other Payables

Other payables as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Current
Accounts payable	~~W~~	707,116	983,408
Accrued expenses		668,640	759,598
Dividend payable		13,501	6,453
Finance lease liabilities		28,398	26,876
Withholdings		323,352	352,758

	~~W~~	1,741,007	2,129,093

Non-current
Long-term accounts payable	~~W~~	18,995	22,665
Long-term accrued expenses		34,397	30,221
Finance lease liabilities		88,163	14,409
Long-term withholdings		71,778	67,175

	~~W~~	213,333	134,470

17. Other Financial Liabilities

Other financial liabilities as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Current
Derivatives liabilities	~~W~~	110,932	117,841
Financial guarantee liabilities		41,618	84,276

	~~W~~	152,550	202,117

Non-current
Derivatives liabilities	~~W~~	37,020	37,661
Financial guarantee liabilities		44,688	17,035

	~~W~~	81,708	54,696

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

18. Provisions

(a)	Provisions as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016			December 31, 2015
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	35,107	—	42,602	—
Provision for construction warranties		15,624	69,688	10,656	70,790
Provision for legal contingencies and claims(*1)		2,879	57,415	—	52,610
Provision for restoration(*2)		14,853	23,277	15,569	26,357
Others(*3,4)		75,595	104,162	33,493	71,935

	~~W~~	144,058	254,542	102,320	221,692

(*1)	The Company recognized probable outflow of resources amounting to ~~W~~32,364 million and ~~W~~32,220 million as provisions for legal contingencies and asserted claims in relation to lawsuits against the Company as of June 30, 2016 and December 31, 2015, respectively.
(*2)	Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province, a provision has been recognized with a present value of estimated costs for recovery. In order to compute the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.03% to assess present value of these costs.
(*3)	As of June 30, 2016 and December 31, 2015, POSCO ENERGY CO., LTD., a subsidiary of the Company, recognized ~~W~~73,894 million and ~~W~~41,638 million of provisions for warranties, respectively, for the service contract on fuel cell cased on its estimate of probable outflow of resources.
(*4)	As of June 30, 2016 and December 31, 2015, the amount includes a provision of ~~W~~23,600 million for expected outflow of resources in connection with the performance guarantee for the Hwaseong-Dongtan complexes development project of POSCO ENGINEERING & CONSTRUCTION., LTD.

(b)	Changes in provisions for the six-month period ended June 30, 2016 and the year ended December 31, 2015 were as follows:

1)	For the six-month period ended June 30, 2016

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	42,602	19,465	(25,488)	(290)	(1,182)	35,107
Provision for construction warranties		81,446	14,391	(10,063)	(1,430)	968	85,312
Provision for legal contingencies and claims		52,610	4,970	—	(78)	2,792	60,294
Provision for restoration		41,926	573	(4,338)	—	(31)	38,130
Others		105,428	85,308	(4,860)	(6,634)	515	179,757

	~~W~~	324,012	124,707	(44,749)	(8,432)	3,062	398,600

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

2)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	49,505	46,420	(49,563)	(1,493)	(2,267)	42,602
Provision for construction warranties		80,348	33,698	(21,166)	(4,822)	(6,612)	81,446
Provision for legal contingencies and claims		50,424	15,998	(2,467)	(4,058)	(7,287)	52,610
Provision for restoration		74,798	2,293	(35,461)	—	296	41,926
Others		118,194	59,219	(46,994)	(15,425)	(9,566)	105,428

	~~W~~	373,269	157,628	(155,651)	(25,798)	(25,436)	324,012

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2016		2015	2016	2015
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	6,825	6,152	14,510	13,026

(b)	Defined benefit plan

1)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Present value of funded obligations	~~W~~	1,840,173	1,702,735
Fair value of plan assets(*1)		(1,590,599)	(1,532,090)
Present value of non-funded obligations		10,697	11,380

Net defined benefit liabilities	~~W~~	260,271	182,025

(*1)	As of June 30, 2016, the Company recognized net defined benefit assets amounting to ~~W~~4,387 million since there is a subsidiary whose fair value of plan assets exceeds present value of the defined benefit obligations (Note 14).

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

2)	Changes in present value of defined benefit obligations for the six-month period ended June 30, 2016 and the year ended December 31, 2015 were as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Defined benefit obligation at the beginning of period	~~W~~	1,714,115	1,718,243
Current service costs		116,405	239,508
Interest costs		20,052	47,039
Remeasurements		97,779	(63,364)
Benefits paid		(97,697)	(157,983)
Others		216	(69,328)

Defined benefit obligation at the end of period	~~W~~	1,850,870	1,714,115

3)	Changes in fair value of plan assets for the six-month period ended June 30, 2016 and the year ended December 31, 2015 were as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Fair value of plan assets at the beginning of period	~~W~~	1,532,090	1,427,918
Interest on plan assets		19,011	41,145
Remeasurement of plan assets		(3,079)	(8,515)
Contributions to plan assets		129,882	243,082
Benefits paid		(79,890)	(127,808)
Others		(7,415)	(43,732)

Fair value of plan assets at the end of period	~~W~~	1,590,599	1,532,090

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2016		2015	2016	2015
Current service costs	~~W~~	57,406	58,747	116,405	124,479
Net interest costs		533	1,693	1,041	3,133

	~~W~~	57,939	60,440	117,446	127,612

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

20. Other Liabilities

Other liabilities as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Current
Due to customers for contract work	~~W~~	917,260	812,120
Advances received		903,917	780,357
Unearned revenue		9,643	11,684
Withholdings		193,405	153,562
Others		23,450	31,129

	~~W~~	2,047,675	1,788,852

Non-current
Unearned revenue		20,330	20,838
Others		62,663	56,935

	~~W~~	82,993	77,773

21. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Financial assets at fair value through profit or loss
Derivatives assets	~~W~~	108,353	188,489
Available-for-sale financial assets		2,187,996	2,209,744
Held-to-maturity investments		10,581	23,379
Loans and receivables		20,273,808	20,601,109

	~~W~~	22,580,738	23,022,721

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

2)	Financial liabilities as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Financial liabilities at fair value through profit or loss
Derivatives liabilities	~~W~~	147,952	155,502

Financial liabilities measured at amortized cost
Trade accounts and notes payable		3,313,573	3,136,446
Borrowings		24,025,533	25,220,231
Financial guarantee liabilities		86,306	101,311
Others		1,849,518	2,197,463

		29,274,930	30,655,451

	~~W~~	29,422,882	30,810,953

3)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2016 and 2015 were as follows:

①	For the six-month period ended June 30, 2016

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	20,000	—	174,987	—	—	194,987	—
Available-for-sale financial assets		328	—	—	1,209	(225,674)	27,266	(196,871)	128,249
Held-to-maturity financial assets		188	—	—	—	—	19	207	—
Loans and receivables		92,147	—	(43,283)	(7,316)	—	(87)	41,461	—
Financial liabilities at fair value through profit or loss		—	(51,845)	—	(189,240)	—	—	(241,085)	—
Financial liabilities measured at amortized cost		(343,088)	—	(108,954)	(61)	—	(8,534)	(460,637)	—

	~~W~~	(250,425)	(31,845)	(152,237)	(20,421)	(225,674)	18,664	(661,938)	128,249

②	For the six-month period ended June 30, 2015

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	72,851	—	142,976	—	—	215,827	—
Available-for-sale financial assets		1,449	—	—	57,760	(63,440)	47,007	42,776	(26,650)
Held-to-maturity financial assets		216	—	—	—	—	18	234	—
Loans and receivables		103,989	—	98,736	(8,177)	—	(84)	194,464	—
Financial liabilities at fair value through profit or loss		—	(62,920)	—	(108,440)	—	—	(171,360)	—
Financial liabilities measured at amortized cost		(424,401)	—	(185,437)	—	—	(53,567)	(663,405)	—

	~~W~~	(318,747)	9,931	(86,701)	84,119	(63,440)	(6,626)	(381,464)	(26,650)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

4)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2016 and 2015 were as follows:

①	For the three-month period ended June 30, 2016

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	(79,566)	—	60,666	—	—	(18,900)	—
Available-for-sale financial assets		85	—	—	1,121	(196,183)	6,587	(188,390)	131,250
Held-to-maturity financial assets		83	—	—	—	—	10	93	—
Loans and receivables		39,967	—	71,007	(3,513)	—	(43)	107,418	—
Financial liabilities at fair value through profit or loss		—	4,497	—	(60,412)	—	—	(55,915)	—
Financial liabilities measured at amortized cost		(165,748)	—	(182,596)	(61)	—	(5,195)	(353,600)	—

	~~W~~	(125,613)	(75,069)	(111,589)	(2,199)	(196,183)	1,359	(509,294)	131,250

②	For the three-month period ended June 30, 2015

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	7,815	—	64,660	—	—	72,475	—
Available-for-sale financial assets		796	—	—	55,206	(38,904)	9,035	26,133	(37,346)
Held-to-maturity financial assets		99	—	—	—	—	9	108	—
Loans and receivables		40,187	—	123,814	(4,235)	—	(44)	159,722	—
Financial liabilities at fair value through profit or loss		—	(875)	—	(58,261)	—	—	(59,136)	—
Financial liabilities measured at amortized cost		(210,057)	—	(201,514)	—	—	(46,960)	(458,531)	—

	~~W~~	(168,975)	6,940	(77,700)	57,370	(38,904)	(37,960)	(259,229)	(37,346)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016			December 31, 2015
	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets(*1)	~~W~~	1,807,961	1,807,961	1,854,784	1,854,784
Derivatives assets(*2)		108,353	108,353	188,489	188,489

		1,916,314	1,916,314	2,043,273	2,043,273

Assets measured at amortized cost(*3)
Cash and cash equivalents		3,678,612	3,678,612	4,870,185	4,870,185
Trade accounts and notes receivable, net		9,411,541	9,411,541	9,716,273	9,716,273
Loans and other receivables, net		7,183,655	7,183,655	6,014,651	6,014,651
Held-to-maturity financial assets		10,581	10,581	23,379	23,379

		20,284,389	20,284,389	20,624,488	20,624,488

Liabilities measured at fair value
Derivatives liabilities(*2)		147,952	147,952	155,502	155,502
Liabilities measured at amortized cost(*3)
Trade accounts and notes payable		3,313,573	3,313,573	3,136,446	3,136,446
Borrowings		24,025,533	24,454,026	25,220,231	25,413,577
Financial guarantee liabilities		86,306	86,306	101,311	101,311
Others		1,849,518	1,849,518	2,197,463	2,197,463

	~~W~~	29,274,930	29,703,423	30,655,451	30,848,797

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as discount rates. Available-for-sale financial assets which are not measured at fair value are not included.
(*2)	The fair value of derivatives is measured using valuation models such as Black-Scholes model, binominal lattice model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since their carrying amounts approximate fair value.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

2)	The fair value hierarchy

The fair values of financial instruments by fair value hierarchy as of June 30, 2016 and December 31, 2015 are as follows:

①	June 30, 2016

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,449,198	—	358,763	1,807,961
Derivatives assets		—	87,568	20,785	108,353

	~~W~~	1,449,198	87,568	379,548	1,916,314

Financial liabilities
Derivatives liabilities	~~W~~	—	147,952	—	147,952

②	December 31, 2015

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,458,551	—	396,233	1,854,784
Derivatives assets		—	110,197	78,292	188,489

	~~W~~	1,458,551	110,197	474,525	2,043,273

Financial liabilities
Derivatives liabilities	~~W~~	—	147,384	8,118	155,502

(c)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2015.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of June 30, 2016 and December 31, 2015 are as follows:

(in Won, except share information)
	June 30, 2016		December 31, 2015
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2016, total shares of ADRs of 45,950,792, outstanding in overseas stock market, are equivalent to 11,487,698 shares of common stock.
(*2)	As of June 30, 2016, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)
	June 30, 2016		December 31, 2015
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,761	783,756
Other capital surplus		140,842	136,042

	~~W~~	1,388,428	1,383,623

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

23. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	June 30, 2016		December 31, 2015
Hybrid bond 1-1(*1)	2013-06-13	2043-06-13	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1)	Details of hybrid bonds as of June 30, 2016 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate	Issue date ~ 2018-06-12 : 4.3%	Issue date ~ 2023-06-12 : 4.6%
	Reset every 5 years as follows;	Reset every 10 years as follows;
	• After 5 years : return on government bond (5 years) + 1.3%	• After 10 years : return on government bond (10 years) + 1.4%
	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses
	• After 25 years : additionally +0.75%	• After 30 years : additionally +0.75%
Interest payments	Quarterly	Quarterly
condition	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of June 30, 2016 amounts to ~~W~~2,150 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(b)	POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	June 30, 2016		December 31, 2015
Hybrid bond 1-1(*1)	2013-08-29	2043-08-29	4.66	~~W~~	165,000	165,000
Hybrid bond 1-2(*1)	2013-08-29	2043-08-29	4.72		165,000	165,000
Hybrid bond 1-3(*1)	2013-08-29	2043-08-29	4.72		30,000	30,000
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(1,532)

				~~W~~	498,468	498,468

(*1)	Details of hybrid bonds of POSCO ENERGY Co., Ltd. as of June 30, 2016 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
Issue price	165,000	195,000	140,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate	Issue date ~ 2018-08-29 : 4.66%	Issue date ~ 2018-08-29 : 4.72%	Issue date ~ 2018-08-29 : 5.21%
	Reset every 5 years as follows;	Reset every 5 years as follows;	Reset every 5 years as follows;
	• After 5 years : return on government bond (5 years) + 1.39%	• After 5 years : return on government bond (5 years) + 1.45%	• After 5 years : return on government bond (5 years) + 1.55%
	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses
	• After 30 years : additionally +0.75%	• After 30 years : additionally +0.75%	• After 30 years : additionally +0.75%
Interest payments	Quarterly	Quarterly	Quarterly
condition	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of June 30, 2016 amounts to ~~W~~2,121 million.

24. Reserves

Reserves as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Capital adjustment arising from investments in equity-accounted investees	~~W~~	(368,170)	(426,360)
Net changes in unrealized fair value of available-for-sale investments		90,002	(38,294)
Foreign currency translation differences		(123,815)	(109,646)
Others		(19,659)	(20,456)

	~~W~~	(421,642)	(594,756)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

25. Treasury Shares

As of June 30, 2016, the Company holds 7,190,644 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

26. Construction Contract

(a)	When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue and contract cost are recognized over the period of the contract by reference to the percentage-of-completion. Contract costs are recognized as expenses based on the percentage-of-completion method at the end of the reporting period. Variations in contract work, claims and incentive payments are included in contract revenue to the extent that may have been agreed with the customer and are capable of being reliably measured.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. Expected losses are recognized immediately as an expense when there is high probability that total contract costs exceed total contract revenues.

The gross amount due from customers for contract work is presented for all contracts in which costs incurred plus recognized profits (less recognized losses) exceed progress billings. If progress billings exceed costs incurred plus recognized profits (less recognized losses), then the gross amount due to customers for contract work is presented. The Company recognizes advances received regarding the amount received from the ordering organization before the construction is progressing. Also, the Company recognized trade accounts and notes receivable with respect to the amount charged to the ordering organization but has not yet received.

(b)	Details of in-progress construction contracts as of June 30, 2016 and December 31, 2015, are as follows:

(in millions of Won)	June 30, 2016			December 31, 2015
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	20,207,319	481,233	18,786,683	311,726
Add: Accumulated profit		1,504,429	62,228	1,374,548	34,939
Less: Accumulated loss		(751,807)	(20,823)	(430,957)	(16,510)

Accumulated revenue		20,959,941	522,638	19,730,274	330,155
Less: Progress billings		(20,692,506)	(529,583)	(19,265,173)	(344,252)
Others		1,503	2,422	(24,967)	(20,126)

	~~W~~	268,938	(4,523)	440,134	(34,223)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(c)	Details of due from customers for contract work and due to customers for contract work related to construction as of June 30, 2016 and December 31, 2015, are as follow:

(in millions of Won)	June 30, 2016		December 31, 2015
	Construction segment	Others	Construction segment	Others
Due from customers for contract work	1,126,250	55,425	1,157,617	60,414
Due to customers for contract work	(857,312)	(59,948)	(717,483)	(94,637)

	268,938	(4,523)	440,134	(34,223)

(d)	Details of the provisions of construction loss as of June 30, 2016 and December, 2016 are as follow:

(in millions of Won)	June 30, 2016		December 31, 2015
Construction segment	~~W~~	60,106	55,101
Others		1,477	1,380

	~~W~~	61,583	56,481

(e)	Due to the factors causing the variation of costs during the six-month period ended June 30, 2016, the estimated total costs for contracts-in-progress have changed. Details of changes in estimated total contract costs and the impact on profits or loss for the six-month period ended June 30, 2016 and the future period are as follows:

(in millions of Won)	Changes in estimated total contract costs		Changes in profit (loss) of construction contract
			Net income (loss)	Future income (loss)	Total
Construction segment	~~W~~	402,785	(333,029)	68,863	(264,166)
Others		1,135	(1,380)	1,538	158

	~~W~~	403,920	(334,409)	70,401	(264,008)

The impact on profit or loss for the current period and the future period is determined based on total contract costs, which are estimated based on the circumstances present for the period from the start of the contract to the end of reporting period as of June 30, 2016, and the estimated contract revenue as of June 30, 2016. Therefore, the estimated contract costs and contract revenues may be changed in the future.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(f)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can be increased by additional contract work, claims and incentive payments in the course of construction, or decreased by the penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues are affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Construction revenues are recognized according to the percentage of completion, which is measured on the basis of the gross amount incurred to date. Total contract costs are estimated based on future estimates of material costs, labor costs, outsourcing cost and others. There are the uncertainty of future estimates due to various internal and external effect such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs each end of the reporting period and adjusts them, if necessary.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

27. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2016		2015	2016	2015
Wages and salaries	~~W~~	185,260	194,883	393,231	408,613
Expenses related to post-employment benefits		24,246	13,733	45,955	44,084
Other employee benefits		43,314	49,880	89,797	110,578
Travel		9,793	12,829	20,494	23,985
Depreciation		25,339	22,835	52,006	56,954
Amortization		30,624	30,869	67,201	82,710
Communication		2,609	3,809	5,418	6,955
Electricity expenses		1,981	2,917	4,074	5,638
Taxes and public dues		23,279	22,638	40,486	42,434
Rental		28,683	35,620	50,834	69,081
Repairs		2,571	4,041	5,518	6,649
Entertainment		3,141	3,534	6,714	7,989
Advertising		20,868	23,634	37,715	45,390
Research & development		30,000	30,808	50,789	55,630
Service fees		37,134	74,695	84,074	153,108
Supplies		2,012	3,531	3,954	6,119
Vehicles maintenance		2,667	3,192	5,142	6,203
Industry association fee		3,041	4,656	6,621	8,287
Conference		3,353	4,250	6,742	8,786
Contribution to provisions		1,707	2,581	4,903	6,427
Bad debt expenses		38,450	27,850	25,724	34,445
Others		7,090	10,067	16,006	20,346

	~~W~~	527,162	582,852	1,023,398	1,210,411

b)	Selling expenses

Selling expenses for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2016		2015	2016	2015
Freight and custody expenses	~~W~~	322,037	405,471	665,254	804,633
Operating expenses for distribution center		2,525	3,009	5,105	5,701
Sales commissions		21,401	17,252	42,350	31,888
Sales advertising		379	564	1,000	1,122
Sales promotion		931	5,626	4,731	10,407
Sample		636	569	1,417	1,320
Sales insurance premium		7,696	7,904	14,390	15,776
Contract cost		6,010	7,912	11,223	14,862
Others		1,733	3,898	3,310	5,296

	~~W~~	363,348	452,205	748,780	891,005

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

28. Finance Income and Costs

Details of finance income and costs for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2016		2015	2016	2015
Finance income
Interest income	~~W~~	40,135	41,083	92,663	105,654
Dividend income		6,587	9,035	27,266	47,007
Gain on foreign currency transactions		234,927	194,933	513,445	404,595
Gain on foreign currency translations		(63,306)	98,357	178,582	239,307
Gain on derivatives transactions		62,625	67,456	177,011	145,689
Gain on valuations of derivatives		(30,788)	13,907	94,569	87,845
Gain on disposals of available-for-sale financial assets		2,180	55,484	2,401	58,048
Others		1,758	7,802	2,476	8,598

	~~W~~	254,118	488,057	1,088,413	1,096,743

Finance costs
Interest expenses	~~W~~	165,748	210,058	343,088	424,401
Loss on foreign currency transactions		269,856	213,407	538,291	422,060
Loss on foreign currency translations		13,354	157,583	305,973	308,543
Loss on derivatives transactions		62,371	61,057	191,264	111,153
Loss on valuation of derivatives		44,281	6,967	126,414	77,914
Impairment loss on available-for-sale financial assets		196,183	38,904	225,674	63,440
Others		11,619	59,310	19,647	70,696

	~~W~~	763,412	747,286	1,750,351	1,478,207

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

29. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2016		2015	2016	2015
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	2,831	55,971	22,184	219,180
Gain on disposals of investment in subsidiaries, associates and joint ventures		4,516	6,378	6,373	6,435
Gain on disposals of property, plant and equipment		6,751	7,961	17,935	14,819
Reversal of other bad debt expenses		6,099	445	6,099	445
Gain on insurance proceeds		12,420	1,761	14,199	6,749
Others		41,724	43,736	58,728	64,743

	~~W~~	74,341	116,252	125,518	312,371

Other non-operating expenses
Impairment losses on assets held for sale	~~W~~	6,325	11,421	6,325	23,417
Loss on disposals of investment in subsidiaries, associates and joint ventures		807	11,549	1,715	11,549
Loss on disposals of property, plant and equipment		28,452	46,878	43,962	58,263
Impairment loss on property, plant and equipment		7,290	61,906	7,290	71,908
Impairment loss on intangible assets		2,081	40,921	2,525	40,933
Contribution to provisions		4,956	(1,447)	19,645	6,598
Other bad debt expenses		5,820	47,066	8,541	83,040
Donations		3,374	8,354	18,172	24,930
Idle tangible assets expenses		1,491	3,336	2,423	7,481
Others		26,351	33,750	39,670	73,707

	~~W~~	86,947	263,734	150,268	401,826

30. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and six-month periods June 30, 2016 and 2015 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2016		2015	2016	2015
Raw material used, changes in inventories and others	~~W~~	6,837,165	8,102,988	13,806,425	17,146,706
Employee benefits expenses		991,089	783,853	1,818,770	1,628,322
Outsourced processing cost		1,871,329	2,170,622	3,611,188	4,412,555
Electricity expenses		247,885	324,320	527,065	651,989
Depreciation(*1)		708,947	675,986	1,416,361	1,396,845
Amortization		86,864	91,407	184,445	186,497
Freight and custody expenses		322,037	405,471	665,254	804,633
Sales commissions		21,401	17,252	42,350	31,888
Loss on disposals of property, plant and equipment		28,452	46,878	43,962	58,263
Impairment loss on property, plant and equipment		7,290	61,906	7,290	71,908
Impairment loss on intangible assets		2,081	40,921	2,525	40,933
Contribution to provisions		58,640	4,488	97,100	27,159
Donations		3,374	8,354	18,172	24,930
Others		1,079,263	2,032,435	1,889,663	2,792,016

	~~W~~	12,265,817	14,766,881	24,130,570	29,274,644

(*1)	Includes depreciation expense of investment property.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

31. Income Taxes

The effective tax rate of the Company for the six-month periods ended June 30, 2016 and 2015 was 31.28% and 50.13%, respectively. The effective tax rate for the six-month period ended June 30, 2016 was higher than the statutory tax rate of 24.2% for the controlling company mainly due to the effect of deductible temporary difference in the Company’s investment in subsidiaries and associates, for which no deferred tax assets are recognized due to the expectations on repatriation of the investments. The effective tax rate for the six-month period ended June 30, 2015 was higher than the statutory tax rate of 24.2% for the controlling company mainly due to the increase in deferred tax liabilities related to the controlling company’s investment in POSCO ENGINEERING & CONSTRUCTION., LTD. as a result of changes in management’s expectations on repatriation of the investment and the effect of deductible temporary difference in the Company’s investments in subsidiaries and associates, for which no deferred tax assets are recognized due to the expectations on repatriation of the investments.

32. Earnings per Share

Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

(in Won, except per share information)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2016		2015	2016	2015
Profit attributable to controlling interest	~~W~~	291,654,126,047	198,179,216,537	651,325,016,303	536,763,585,499
Interests of hybrid bonds		(8,073,975,372)	(8,240,301,971)	(16,474,401,438)	(16,351,402,838)

		283,580,150,675	189,938,914,566	634,850,614,865	520,412,182,661
Weighted-average number of common shares outstanding(*1)		79,996,105	79,993,372	79,995,921	79,993,215

Basic and diluted earnings per share	~~W~~	3,545	2,374	7,936	6,506

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	For the three-month periods ended June 30		For the six-month periods ended June 30
(Share)	2016	2015	2016	2015
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,190,730)	(7,193,463)	(7,190,914)	(7,193,620)

Weighted-average number of common shares outstanding	79,996,105	79,993,372	79,995,921	79,993,215

Since there were no potential shares of common stock which had dilutive effects as of June 30, 2016 and 2015, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

33. Related Party Transactions

(a)	Significant transactions between the controlling company and related parties for the six-month periods ended June 30, 2016 and 2015 were as follows:

1)	For the six-month period ended June 30, 2016

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	27,360	16,629	—	153,331	—	16,046
POSCO Processing & Service		478,627	5,777	252,080	—	—	872
POSCO COATED & COLOR STEEL Co., Ltd.		153,329	2,560	—	—	6,491	56
POSCO ICT(*4)		686	292	—	81,440	17,783	81,535
eNtoB Corporation		—	—	122,429	4,164	56	8,923
POSCO CHEMTECH		159,436	18,012	246,706	6,603	141,213	3,334
POSCO ENERGY CO., LTD.		93,103	652	—	—	—	—
POSCO TMC Co., Ltd.		146,761	—	1	—	1,024	677
POSCO AST		152,108	1	—	—	19,695	922
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)(*5)		1,561,031	34,341	37,172	—	—	132
POSCO Thainox Public Company Limited		114,947	2,857	4,237	—	—	23
POSCO America Corporation		285,368	—	—	—	—	—
POSCO Canada Ltd.		—	—	63,481	—	—	—
POSCO Asia Co., Ltd.		900,391	123	164,289	49	291	722
Qingdao Pohang Stainless Steel Co., Ltd.		60,924	—	—	—	—	419
POSCO JAPAN Co., Ltd.		514,806	—	12,211	368	54	994
POSCO MEXICO S.A. DE C.V.		111,181	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		192,584	—	—	—	—	57
Others		483,015	9,818	107,676	31,185	104,837	50,836

		5,435,657	91,062	1,010,282	277,140	291,444	165,548

Associates and joint ventures(*3)
SeAH Changwon Integrated Special Steel(*6)		20	—	887	—	517	—
POSCO PLANTEC Co., Ltd.(*6)		1,854	25	1,812	92,003	8,170	4,869
SNNC		2,400	697	205,899	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		16,569	—	—	—	—	—
KOBRASCO		—	29,297	—	—	—	—
Others		18,227	4,610	28,298	—	—	—

		39,070	34,629	236,896	92,003	8,687	4,869

	~~W~~	5,474,727	125,691	1,247,178	369,143	300,131	170,417

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of June 30, 2016, the Company provided guarantees to related parties. (Note 34)
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	During the period ended June 30, 2016, Daewoo International Corporation was renamed POSCO DAEWOO Corporation.
(*6)	During the period ended December 31, 2015, it was reclassified from a subsidiary to an associate.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

2)	For the six-month period ended June 30, 2015

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	2,027	90	19	291,361	1,822	29,336
POSCO Processing & Service		534,281	—	246,883	—	—	1,632
POSCO COATED & COLOR STEEL Co., Ltd.		198,400	—	—	—	5,698	54
POSCO ICT		680	4	—	84,512	14,669	88,429
eNtoB Corporation		—	—	146,452	2,396	53	10,464
POSCO CHEMTECH		245,830	17,633	259,499	6,182	150,021	499
POSCO ENERGY CO., LTD.		96,177	615	—	—	—	13
POSCO TMC Co., Ltd.		123,016	—	—	—	666	634
POSCO AST		199,145	3	4,115	—	19,271	109
POSHIMETAL Co., Ltd.		6,517	75	82,124	—	—	33
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		1,782,130	34,341	26,749	—	—	769
SeAH Changwon Integrated Special Steel		2,811	176,904	8,239	—	515	75
POSCO PLANTEC Co., Ltd.		3,981	25	1,735	64,492	10,460	10,922
POSCO Thainox Public Company Limited		139,818	10	3,300	—	—	25
PT. KRAKATAU POSCO		—	—	115,557	—	—	—
POSCO America Corporation		336,072	7	—	—	—	85
POSCO Canada Ltd.		—	—	64,024	—	—	—
POSCO Asia Co., Ltd.		921,709	579	125,255	—	95	237
Qingdao Pohang Stainless Steel Co., Ltd.		80,851	—	—	—	—	46
POSCO JAPAN Co., Ltd.		507,507	9,383	11,934	1,674	—	519
POSCO MEXICO S.A. DE C.V.		132,429	153	—	—	—	—
POSCO Maharashtra Steel Private Limited		207,938	—	—	—	—	—
Others		462,894	10,125	120,512	45,174	106,843	46,262

		5,984,213	249,947	1,216,397	495,791	310,113	190,143

Associates and joint ventures
SeAH Changwon Integrated Special Steel		1,653	—	2,672	—	229	1
SNNC		1,205	283	212,142	—	—	—
CSP - Compania Siderurgica do Pecem		3,358	537	—	—	—	—
Others		19,541	30,862	28,295	—	—	—

		25,757	31,682	243,109	—	229	1

	~~W~~	6,009,970	281,629	1,459,506	495,791	310,342	190,144

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(b)	Significant transactions between the controlling company and related parties for the three-month periods ended June 30, 2016 and 2015 were as follows:

1)	For the three-month period ended June 30, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	25,818	26	—	41,743	—	3,684
POSCO Processing & Service		254,568	—	153,745	—	—	627
POSCO COATED & COLOR STEEL Co., Ltd.		79,387	1	—	—	3,247	24
POSCO ICT		385	201	—	57,129	11,154	37,228
eNtoB Corporation		—	—	63,646	3,529	36	5,385
POSCO CHEMTECH		70,366	5,430	118,684	4,367	71,274	1,549
POSCO ENERGY CO., LTD.		47,919	344	—	—	—	—
POSCO TMC Co., Ltd.		77,021	—	—	—	556	366
POSCO AST		76,475	—	—	—	11,192	178
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		767,009	—	13,367	—	—	—
POSCO Thainox Public Company Limited		59,981	2,857	2,280	—	—	23
POSCO America Corporation		160,552	—	—	—	—	—
POSCO Canada Ltd.		—	—	38,704	—	—	—
POSCO Asia Co., Ltd.		419,542	123	105,303	49	270	544
Qingdao Pohang Stainless Steel Co., Ltd.		36,386	—	—	—	—	190
POSCO JAPAN Co., Ltd.		242,575	—	6,520	—	26	842
POSCO MEXICO S.A. DE C.V.		33,181	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		91,102	—	—	—	—	57
Others		271,562	1,575	61,975	16,427	54,072	31,586

		2,713,829	10,557	564,224	123,244	151,827	82,283

Associates and joint ventures
SeAH Changwon Integrated Special Steel		15	—	435	—	379	—
POSCO PLANTEC Co., Ltd.		758	5	980	48,694	4,153	2,134
SNNC		1,175	531	98,109	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		8,714	—	—	—	—	—
KOBRASCO		—	29,297	—	—	—	—
Others		14,581	1,540	15,483	—	—	—

		25,243	31,373	115,007	48,694	4,532	2,134

	~~W~~	2,739,072	41,930	679,231	171,938	156,359	84,417

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

2)	For the three-month period ended June 30, 2015

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	1,102	26	—	133,824	536	7,331
POSCO Processing & Service		254,405	—	102,440	—	—	325
POSCO COATED & COLOR STEEL Co., Ltd.		96,959	—	—	—	2,431	30
POSCO ICT		386	—	—	49,262	7,234	43,976
eNtoB Corporation		—	—	68,462	1,869	27	4,914
POSCO CHEMTECH		117,465	5,833	126,055	4,449	75,237	127
POSCO ENERGY CO., LTD.		48,575	313	—	—	—	—
POSCO TMC Co., Ltd.		68,482	—	—	—	407	355
POSCO AST		94,030	—	1,340	—	10,399	74
POSHIMETAL Co., Ltd.		3,346	41	44,991	—	—	—
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		884,194	6	15,036	—	—	769
POSCO PLANTEC Co., Ltd.		1,608	7	857	36,665	4,834	5,267
POSCO Thainox Public Company Limited		67,861	—	1,431	—	—	25
PT. KRAKATAU POSCO		—	—	31,921	—	—	—
POSCO America Corporation		160,145	7	—	—	—	49
POSCO Canada Ltd.		—	—	31,027	—	—	—
POSCO Asia Co., Ltd.		456,563	579	74,436	—	95	145
Qingdao Pohang Stainless Steel Co., Ltd.		44,122	—	—	—	—	46
POSCO JAPAN Co., Ltd.		241,267	—	6,711	717	—	250
POSCO MEXICO S.A. DE C.V.		54,686	1	—	—	—	—
POSCO Maharashtra Steel Private Limited		105,543	—	—	—	—	—
Others		235,743	4,782	58,141	19,975	53,429	22,481

		2,936,482	11,595	562,848	246,761	154,629	86,164

Associates and joint ventures
SeAH Changwon Integrated Special Steel		1,653	—	2,672	—	229	1
SNNC		567	77	114,966	—	—	—
CSP - Compania Siderurgica do Pecem		—	537	—	—	—	—
Others		11,112	24,433	13,982	—	—	—

		13,332	25,047	131,620	—	229	1

	~~W~~	2,949,814	36,642	694,468	246,761	154,858	86,165

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(c)	The related account balances of significant transactions between the controlling company and related parties as of June 30, 2016 and December 31, 2015 are as follows:

1)	June 30, 2016

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	~~W~~	1	1,370	1,371	—	6,269	523	6,792
POSCO Processing & Service Co., Ltd.		100,905	88	100,993	14,133	697	1	14,831
POSCO COATED & COLOR STEEL Co., Ltd.		45,521	226	45,747	—	372	1,570	1,942
POSCO ICT		—	169	169	882	47,801	6,026	54,709
eNtoB Corporation		—	—	—	9,491	17,483	18	26,992
POSCO CHEMTECH		24,167	4,337	28,504	53,843	11,562	17,584	82,989
POSCO Energy CO., LTD		15,094	1,060	16,154	—	—	1,945	1,945
POSCO TMC Co., Ltd.		77,080	51	77,131	—	23	304	327
POSCO AST Co., Ltd.		31,260	17	31,277	—	2,118	4,058	6,176
POSCO Daewoo (formerly, Daewoo International Corp.)		145,710	17	145,727	382	16	49	447
POSCO Thainox Public Company Limited		59,978	—	59,978	—	—	—	—
POSCO America Corporation		61,415	—	61,415	—	—	—	—
POSCO Asia Co., Ltd.		272,232	73	272,305	2,335	—	133	2,468
Qingdao Pohang Stainless Steel Co., Ltd.		22,008	—	22,008	—	—	—	—
POSCO MEXICO S.A. DE C.V.		47,331	—	47,331	—	—	—	—
POSCO Maharashtra Steel Pvt. Ltd.		149,641	9	149,650	—	—	—	—
Others		190,101	3,201	193,302	18,015	24,732	28,626	71,373

		1,242,444	10,618	1,253,062	99,081	111,073	60,837	270,991

Associates and joint ventures
SeAH Changwon Integrated Special Steel		11	—	11	7	—	159	166
POSCO PLANTEC Co., Ltd.		4	13	17	1,922	17,050	55	19,027
SNNC Co., Ltd.		223	18	241	21,476	4	1,082	22,562
KOBRASCO		—	14,648	14,648	—	—	—	—
Others		587	6	593	—	—	—	—

		825	14,685	15,510	23,405	17,054	1,296	41,755

	~~W~~	1,243,269	25,303	1,268,572	122,486	128,127	62,133	312,746

2)	December 31, 2015

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	~~W~~	508	30,368	30,876	—	42,159	1,002	43,161
POSCO Processing & Service Co., Ltd.		74,985	175	75,160	10,868	603	—	11,471
POSCO COATED & COLOR STEEL Co., Ltd.		43,669	66	43,735	—	—	1,262	1,262
POSCO ICT		—	6,832	6,832	1,060	94,865	5,880	101,805
eNtoB Corporation		—	—	—	8,683	14,209	12	22,904
POSCO CHEMTECH		32,670	4,500	37,170	54,636	11,398	18,062	84,096
POSCO Energy CO., LTD		18,680	2,585	21,265	—	—	—	—
POSCO TMC Co., Ltd.		63,521	31	63,552	—	180	195	375
POSCO AST Co., Ltd.		54,844	54	54,898	—	1,915	3,294	5,209
POS-HIMETAL Co., Ltd.		707	9	716	—	10,148	—	10,148
POSCO Daewoo (formerly, Daewoo International Corp.)		144,970	—	144,970	—	—	—	—
POSCO Thainox Public Company Limited		65,152	2	65,154	542	—	—	542
POSCO America Corporation		38,715	—	38,715	—	—	—	—
POSCO Asia Co., Ltd.		299,608	235	299,843	21,198	69	—	21,267
Qingdao Pohang Stainless Steel Co., Ltd.		16,689	—	16,689	—	—	—	—
POSCO MEXICO S.A. DE C.V.		94,588	—	94,588	—	—	—	—
POSCO Maharashtra Steel Pvt. Ltd.		205,390	20	205,410	—	—	—	—
Others		172,019	5,035	177,054	18,208	45,476	23,985	87,669

		1,326,715	49,912	1,376,627	115,195	221,022	53,692	389,909

Associates and joint ventures
SeAH Changwon Integrated Special Steel		1,201	—	1,201	161	15	—	176
POSCO PLANTEC Co., Ltd.		123	19	142	1,901	46,159	—	48,060
SNNC Co., Ltd.		298	20	318	639	2	—	641
Others		740	12,200	12,940	—	145	—	145

		2,362	12,239	14,601	2,701	46,321	—	49,022

	~~W~~	1,329,077	62,151	1,391,228	117,896	267,343	53,692	438,931

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(d)	Significant transactions between the Company, excluding the controlling company, and related companies for the six-month periods ended June 30, 2016 and 2015 were as follows:

1)	For the six-month period ended June 30, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
SeAH Changwon Integrated Special Steel	~~W~~	13,926	—	20,632	—
POSCO PLANTEC Co., Ltd.		6,344	—	1,606	1,608
New Songdo International City Development, LLC		128,333	—	—	8
SNNC		9,176	—	18,368	5,083
Posco e&c Songdo International Building		2,822	—	—	12,847
CHUNCHEON ENERGY CO., LTD		196,179	—	—	—
VSC POSCO Steel Corporation		23,025	48	513	—
USS-POSCO Industries		166,976	—	494	—
CSP - Compania Siderurgica do Pecem		7,901	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		31,776	—	35,000	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	17,643	—
POS-SEAHSTEELWIRE(TIANJIN) CO., Ltd		6,156	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		13,742	—	20	—
Zhangjiagang Pohang Refractories Co., Ltd.		125	14	215	1,195
Sebang Steel		—	—	13,094	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		53,011	—	3,535	—
DMSA/AMSA		—	—	42,852	—
South-East Asia Gas Pipeline Company Ltd.		—	59,068	—	—
Others		117,700	2,874	13,065	422

	~~W~~	777,192	62,004	167,037	21,163

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

2)	For the six-month period ended June 30, 2015

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
SeAH Changwon Integrated Special Steel	~~W~~	16,087	—	19,001	1,982
New Songdo International City Development, LLC		248,012	—	—	85
SNNC		12,137	38	—	52,455
Posco e&c Songdo International Building		3,121	—	—	12,784
VSC POSCO Steel Corporation		13,054	—	2,071	2
USS-POSCO Industries		198,760	—	436	—
CSP—Compania Siderurgica do Pecem		472,177	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		44,499	—	43,069	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	11,874	—
POS-SEAHSTEELWIRE(TIANJIN) CO., Ltd		5,521	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		15,487	—	—	—
Zhangjiagang Pohang Refractories Co., Ltd.		472	8	11,601	637
Sebang Steel		—	—	16,063	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		90,686	—	3,040	3,189
DMSA/AMSA		7	4,530	—	—
South-East Asia Gas Pipeline Company Ltd.		—	14,597	—	—
Others		114,324	702	5,794	2,334

	~~W~~	1,234,344	19,875	112,949	73,468

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(e)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended June 30, 2016 and 2015 were as follows:

1)	For the three-month period ended June 30, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
SeAH Changwon Integrated Special Steel	~~W~~	7,482	—	9,978	—
POSCO PLANTEC Co., Ltd.		3,302	—	1,565	465
New Songdo International City Development, LLC		79,921	—	—	—
SNNC		3,606	—	8,284	4,709
Posco e&c Songdo International Building		1,411	—	—	6,423
CHUNCHEON ENERGY CO., LTD		87,169	—	—	—
VSC POSCO Steel Corporation		14,646	48	61	—
USS-POSCO Industries		96,067	—	334	—
CSP—Compania Siderurgica do Pecem		(80,089)	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		16,112	—	15,884	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	7,379	—
POS-SEAHSTEELWIRE(TIANJIN) CO., Ltd		3,007	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,547	—	5	—
Zhangjiagang Pohang Refractories Co., Ltd.		33	—	22	646
Sebang Steel		—	—	7,884	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		30,827	—	419	—
DMSA/AMSA		—	—	12,485	—
South-East Asia Gas Pipeline Company Ltd.		—	7,143	—	—
Others		62,679	595	7,169	275

	~~W~~	332,720	7,786	71,469	12,518

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

2)	For the three-month period ended June 30, 2015

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
SeAH Changwon Integrated Special Steel	~~W~~	16,087	—	19,001	1,982
New Songdo International City Development, LLC		139,830	—	—	64
SNNC		3,529	—	—	5,618
Posco e&c Songdo International Building		1,568	—	—	6,401
VSC POSCO Steel Corporation		10,417	—	874	—
USS-POSCO Industries		78,362	—	364	—
CSP - Compania Siderurgica do Pecem		214,432	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		18,652	—	38,156	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	9,217	—
POS-SEAHSTEELWIRE(TIANJIN) CO., Ltd		2,587	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		9,316	—	—	—
Zhangjiagang Pohang Refractories Co., Ltd.		167	1	5,991	637
Sebang Steel		—	—	6,771	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		32,300	—	3,040	3,189
DMSA/AMSA		—	4,530	—	—
South-East Asia Gas Pipeline Company Ltd.		—	7,206	—	—
Others		105,650	141	5,693	1,489

	~~W~~	632,897	11,878	89,107	19,380

(f)	The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of June 30, 2016 and December 31, 2015 are as follows:

1)	June 30, 2016

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
SeAH Changwon Integrated Special Steel	~~W~~	5,841	—	—	5,841	2,929	—	2,929
POSCO PLANTEC Co., Ltd.		2,409	—	6	2,415	1,606	9,424	11,030
New Songdo International City Development, LLC		154,145	—	5,725	159,870	—	—	—
Posco e&c Songdo International Building		5,769	298,865	—	304,634	—	—	—
CHUNCHEON ENERGY CO., LTD		79,869	—	—	79,869	—	11,578	11,578
VSC POSCO Steel Corporation		12,055	—	—	12,055	34	—	34
USS-POSCO Industries		96,604	—	—	96,604	332	—	332
Nickel Mining Company SAS		140	58,235	97	58,472	—	—	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		64,024	58,235	673	122,932	—	1,386	1,386
CSP - Compania Siderurgica do Pecem		418,237	—	119,551	537,788	—	213,132	213,132
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		4,595	10,715	61	15,371	2,904	—	2,904
PT. Batutua Tembaga Raya		—	36,601	—	36,601	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		5,565	9,900	53	15,518	28	4	32
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		80,414	—	—	80,414	—	—	—
DMSA/AMSA		—	81,063	—	81,063	2,561	—	2,561
South-East Asia Gas Pipeline Company Ltd.		—	281,526	—	281,526	—	—	—
Others		178,115	57,578	12,112	247,805	5,824	785	6,609

	~~W~~	1,107,782	892,718	138,278	2,138,778	16,218	236,309	252,527

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

2)	December 31, 2015

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
SeAH Changwon Integrated Special Steel	~~W~~	8,721	—	—	8,721	3,489	19	3,508
POSCO PLANTEC Co., Ltd.		9,853	—	6	9,859	6,263	8,908	15,171
New Songdo International City Development, LLC		168,646	—	25,964	194,610	—	14	14
Posco e&c Songdo International Building		5,821	—	—	5,821	—	—	—
VSC POSCO Steel Corporation		17,283	—	—	17,283	34	—	34
USS-POSCO Industries		170,170	—	—	170,170	9	—	9
Nickel Mining Company SAS		2,353	17,580	67	20,000	—	—	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		63,132	58,600	642	122,374	—	3,982	3,982
CSP - Compania Siderurgica do Pecem		410,005	—	118,112	528,117	—	138,111	138,111
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		9,455	10,782	6	20,243	3,999	—	3,999
PT. Batutua Tembaga Raya		—	36,830	—	36,830	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,961	11,720	48	20,729	4	—	4
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		90,195	—	—	90,195	921	—	921
DMSA/AMSA		—	99,854	—	99,854	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	283,954	—	283,954	—	—	—
Others		192,621	52,034	13,648	258,303	12,591	21,181	33,772

	~~W~~	1,157,216	571,354	158,493	1,887,063	27,310	172,215	199,525

(g)	The details of significant financial transactions between the Company, excluding the controlling company, and related companies for the six-month period ended June 30, 2016 and the year ended December 31, 2015 were as follows:

1)	For the six-month period ended June 30, 2016

(in millions of Won)	Beginning		Loan	Collection	Others(*2)	Ending
Associates and joint ventures
MTAPOLIS Co., Ltd.	~~W~~	26,000	—	—	—	26,000
Posco e&c Songdo International Building		—	298,865	—	—	298,865
DMSA/AMSA(*1)		99,854	5,745	—	(24,536)	81,063
South-East Asia Gas Pipeline Company Ltd.		283,954	28,681	(29,350)	(1,759)	281,526
PT. Batutua Tembaga Raya		36,830	—	—	(229)	36,601
PT. Tanggamus Electric Power		2,359	—	—	(15)	2,344
PT. Wampu Electric Power		4,454	—	—	(28)	4,426
PT. POSMI Steel Indonesia		4,688	—	—	(29)	4,659
Nickel Mining Company SAS		17,580	41,362	—	(707)	58,235
POSK(Pinghu) Steel Processing Center Co., Ltd.		5,743	5,791	—	(120)	11,414
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		58,600	—	—	(365)	58,235
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,782	—	—	(67)	10,715
Hamparan Mulia		3,516	—	—	(22)	3,494
POS-SEAHSTEELWIRE(TIANJIN) CO., Ltd		5,274	—	—	(33)	5,241
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		11,720	—	(1,773)	(47)	9,900

	~~W~~	571,354	380,444	(31,123)	(27,957)	892,718

(*1)	During the period ended June 30, 2016, loans amounting to ~~W~~24,624 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

2)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Loan	Collection	Others(*2)	Ending
Associates and joint ventures
MTAPOLIS Co., Ltd.	~~W~~	26,000	—	—	—	26,000
DMSA/AMSA(*1)		140,544	21,653	—	(62,343)	99,854
South-East Asia Gas Pipeline Company Ltd.		295,352	—	(29,885)	18,487	283,954
PT. Batutua Tembaga Raya		34,342	—	—	2,488	36,830
PT. Tanggamus Electric Power		1,733	493	—	133	2,359
PT. Wampu Electric Power		—	4,299	—	155	4,454
VSC POSCO Steel Corporation		2,024	—	(2,024)	—	—
PT. POSMI Steel Indonesia		4,397	—	—	291	4,688
Nickel Mining Company SAS		16,488	—	—	1,092	17,580
POSK(Pinghu) Steel Processing Center Co., Ltd.		10,772	—	(5,543)	514	5,743
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		54,960	—	—	3,640	58,600
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		11,212	—	(1,132)	702	10,782
Hamparan Mulia		3,298	—	—	218	3,516
POS-SEAHSTEELWIRE(TIANJIN) CO., Ltd		4,946	—	—	328	5,274
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		10,992	—	—	728	11,720

	~~W~~	617,060	26,445	(38,584)	(33,567)	571,354

(*1)	During the period ended December 31, 2015, loans amounting to ~~W~~72,430 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

(h)	For the six-month periods ended June 30, 2016 and 2015, details of compensation to key management officers were as follows:

(in millions of Won)	June 30, 2016		June 30, 2015
Short-term benefits	~~W~~	47,077	55,550
Retirement benefits		9,480	13,119
Long-term benefits		8,869	9,728

	~~W~~	65,426	78,397

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

34. Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of June 30, 2016, are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency		Won equivalent
[The Company]
POSCO	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	146,527,500	170,660	USD	131,874,750	153,594
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & Co Co., Ltd. (SPC)	THB	5,501,000,000	182,358	THB	5,501,000,000	182,358
	POSCO Electrical Steel India Private Limited	ING and others	USD	83,784,000	97,583	USD	83,784,000	97,583
	POSCO Asia Co., Ltd.	HSBC and others	USD	150,000,000	174,705	USD	150,000,000	174,705
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	566,069,000	659,301	USD	409,955,200	477,475
	POSCO MEXICO S.A. DE C.V.	HSBC and others	USD	284,725,000	331,619	USD	174,725,000	203,502
	POSCO SS-VINA	Export-Import Bank of Korea and others	USD	354,351,050	412,713	USD	354,351,050	412,713
	POSCO VST CO., LTD.	ANZ and others	USD	65,000,000	75,706	USD	32,500,000	37,853
	POSCO(Guangdong) Automotive Steel Co., Ltd.	SMBC and others	USD	65,000,000	75,706	USD	65,000,000	75,706
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	228,281	USD	196,000,000	228,281
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,572,694	USD	1,222,747,825	1,424,134
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	Korea Development Bank and others	CNY	1,084,955,000	189,509	CNY	1,084,955,000	189,509
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)	POSCO DAEWOO INDIA PVT., LTD.	Shinhan Bank and others	USD	120,000,000	139,764	USD	63,669,840	74,156
	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	14,559	USD	12,500,000	14,559
	DAEWOO TEXTILE BUKHARA LLC	Export-Import Bank of Korea	USD	10,000,000	11,647	USD	10,000,000	11,647
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	14,652,750	17,066	USD	14,652,750	17,066
	PT. Bio Inti Agrindo	Export-Import Bank of Korea and others	USD	68,000,000	79,200	USD	68,000,000	79,200
	Daewoo Power PNG Ltd.	Export-Import Bank of Korea	USD	54,400,000	63,360	USD	36,000,000	41,929
POSCO ENGINEERING & CONSTRUCTION., LTD.	EPC EQUITIES LLP	SG BANK SEOUL and others	USD	59,000,000	68,717	USD	59,000,000	68,717
	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank and others	USD	147,000,000	171,211	USD	144,000,000	167,717
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	16,500,000	19,217	USD	16,500,000	19,217
	POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	HSBC	USD	100,000,000	116,470	USD	100,000,000	116,470
	SANTOS CMI INC. USA	Citi New York	USD	8,000,000	9,318	USD	8,000,000	9,318
	SANTOSCMI S.A.	Citi Ecuador	USD	3,000,000	3,494	USD	3,000,000	3,494
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd.	USD	2,100,000	2,446	USD	2,100,000	2,446
POSCO Engineering CO., Ltd	POSCO ENGINEERING (THAILAND) CO., LTD.	HSBC	USD	16,000,000	18,635	USD	16,000,000	18,635
	PT PEN INDONESIA	POSCO Asia Co., Ltd.	USD	5,000,000	5,823	USD	5,000,000	5,823
POSCO M-TECH	PT. POSCO MTECH INDONESIA	POSCO Asia Co., Ltd.	USD	12,500,000	14,559	USD	12,500,000	14,559
POSCO CHEMTECH	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Hana Bank	USD	5,883,750	6,853	USD	3,731,751	4,346
	PT.Krakatau Posco Chemtech Calcination	KEB Bank	USD	33,600,000	39,134	USD	26,352,941	30,693
POSCO Processing & Service	POSCO Canada Ltd.	Korea Development Bank	USD	8,739,150	10,178	USD	8,323,000	9,694
	POSCO Gulf SFC LLC	KEB Bank and others	USD	33,000,000	38,435	USD	29,500,000	34,359
	Pos-Sea Pte Ltd	Woori Bank	USD	20,000,000	23,294	USD	6,350,000	7,396
DAEWOO TEXTILE BUKHARA LLC	DAEWOO TEXTILE FERGANA LLC	National Bank of Uzbekistan	USD	6,127,060	7,136	USD	6,127,060	7,136
DAEWOO TEXTILE FERGANA LLC	DAEWOO TEXTILE BUKHARA LLC	Bukhara TEX	USD	2,215,053	2,580	USD	2,215,053	2,580
POSCO E&C CHINA CO., Ltd.	HONG KONG POSCO E&C (CHINA)
	INVESTMENT Co., Ltd.	Woori Bank	USD	17,000,000	19,800	USD	17,000,000	19,800
POSCO-China Holding Corp.	DONG FANG JIN HONG	Bank of Communications
		and others	CNY	1,850,000,000	323,140	CNY	1,525,992,037	266,545
POSCO JAPAN Co., Ltd.	POSCO-JWPC Co., Ltd.	Higo Bank and others	JPY	669,400,000	7,579	JPY	669,400,000	7,579
SANTOSCMI S.A.	COMPANIADEAUTOMATIZACION & CONTROL, GENESYS S.A.	Banco de Guayaquil and others	USD	670,000	780	USD	570,000	664
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd. and others	USD	13,986,947	16,291	USD	13,986,947	16,291
POSCO ENERGY CO., LTD.	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	225,835	USD	161,642,558	188,265
POSCO-India Pune Processing Center. Pvt. Ltd.	POSCO India Steel Distribution Center Private Ltd.	HSBC	INR	13,600,000	235	INR	13,600,000	235

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency		Won equivalent
[Associates and joint ventures]
POSCO	CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	489,174	USD	405,416,944	472,189
		BNDES	BRL	464,060,000	166,806	BRL	348,349,782	125,214
	LLP POSUK Titanium	KB Bank	USD	15,000,000	17,471	USD	15,000,000	17,471
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)	GLOBAL KOMSCO Daewoo LLC	ICBC and others	USD	10,325,000	12,026	USD	8,225,000	9,580
	Yulchon Mexico S.A de C.V	Shinhan Bank	USD	480,000	559	USD	400,000	466
POSCO ENGINEERING & CONSTRUCTION., LTD.	New Songdo International City Development, LLC	Others	KRW	340,000	340,000	KRW	334,200	334,200
POSCO ICT	Incheon-Gimpo Expressway Co., Ltd	Korea Development Bank	KRW	100,000	100,000	KRW	100,000	100,000
	UITrans LRT Co., Ltd.	KB Bank	KRW	76,000	76,000	KRW	76,000	76,000
POSCO CHEMTECH	PT.INDONESIA POS
	CHEMTECH CHOSUN Ref	KEB Bank	USD	4,500,000	5,241	USD	4,500,000	5,241
Daewoo (China) Co., Ltd.	SHANGHAI LANSHENG DAEWOO CORP.	Bank of Communications	CNY	30,000,000	5,240	CNY	30,000,000	5,240
	SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Bank of Communications	CNY	50,000,000	8,733	CNY	50,000,000	8,733
[Others]
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)	Ambatovy Project Investments Ltd. and others	Export-Import Bank of korea	USD	87,272,727	101,646	USD	52,551,303	61,207
POSCO ENGINEERING & CONSTRUCTION., LTD.	Ecocity CO. LTD and others	Others	KRW	975,350	975,350	KRW	530,723	530,723
	THE GALE INVESTMENTS COMPANY, L.L.C.	Woori Bank	USD	50,000,000	58,235	USD	50,000,000	58,235
POSCO ICT	Hyochun CO., LTD	Daegu Bank and others	KRW	39,575	39,575	KRW	39,575	39,575
	SMS Energy and others	Hana Bank and others	KRW	123,880	123,880	KRW	105,289	105,289
	BLT Enterprise and others	Kyobo Life Insurance Co., Ltd and others	KRW	1,190,515	1,190,515	KRW	1,190,515	1,190,515
POSCO Engineering CO., Ltd	SAMJIN SOLAR ENERGY and others	Hana Bank and others	KRW	22,440	22,440	KRW	11,487	11,487
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	8,023,765	6,962	AUD	8,023,765	6,962
	PERPETUAL TRUSTEE COMPANY LIMITED	CBA	AUD	253,571	220	AUD	253,571	220
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	POS INFRA AUTO	Korea Development Bank	USD	405,000	472	USD	405,000	472

			USD	4,833,513,987	5,629,594	USD	4,204,157,972	4,896,584
			KRW	2,867,660	2,867,660	KRW	2,387,789	2,387,789
			CNY	3,014,955,000	526,622	CNY	2,690,947,037	470,027
			THB	5,501,000,000	182,358	THB	5,501,000,000	182,358
			JPY	669,400,000	7,579	JPY	669,400,000	7,579
			AUD	8,277,336	7,182	AUD	8,277,336	7,182
			BRL	464,060,000	166,806	BRL	348,349,782	125,214
			INR	13,600,000	235	INR	13,600,000	235

(b)	POSCO ENGINEERING & CONSTRUCTION., LTD. has provided completion guarantees for Samsung C&T Corporation amounting to ~~W~~1,007,107 million while Samsung C&T Corporation has provided construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION., LTD. amounting to ~~W~~717,495 million as of June 30, 2016.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(c)	Other commitments

Details of other commitments of the Company as of June 30, 2016, are as follows:

Company	Description
POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2016, 153 million tons of iron ore and 23 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of June 30, 2016, POSCO entered into commitments with Korea National Oil Corporation for long- term foreign currency borrowings, which are limited up to the amount of USD 8.25 million and USD 6.49 million. The borrowings are related to the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the money borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of June 30, 2016, the ending balance of the borrrowings amount to USD 4.11 million.

POSCO has provided a supplemental funding agreement to POSCO ENERGY CO., LTD., as the largest shareholder, at the request of the creditors including Norddeutsche Landesbank, to guarantee successful funding for construction of new power plant.

POSCO ENGINEERING & CONSTRUCTION., LTD.	As of June 30, 2016, POSCO ENGINEERING & CONSTRUCTION., LTD. has comprehensive loan agreements of up to ~~W~~203.5 billion and USD 218 million with Woori Bank. Also, POSCO E&C has bank overdraft agreements of up to ~~W~~20 billion with WooriBank which is included in the limit of comprehensive loan agreements.

POSCO ICT	As of June 30, 2016, in relation to contract enforcement, POSCO ICT Co., Ltd. was provided with ~~W~~75,146 million and ~~W~~56,431 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(d)	Litigation in progress

The Company is involved in 219 lawsuits and claims for alleged damages aggregating to ~~W~~691.4 billion as defendant as of June 30, 2016, which arise from the ordinary course of business. The Company has recognized provisions amounting to ~~W~~32.4 billion for 10 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for other 119 lawsuits and claims since the Company believes that it does not have a present obligation as of June 30, 2016.

(e)	Other contingencies

Company	Description
POSCO	POSCO has provided two blank checks to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)	As of June 30, 2016, Daewoo International Corporation has provided thirty-five blank promissory notes and sixteen blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION., LTD.	As of June 30, 2016, POSCO E&C has provided thirty-four blank checks and eight blank promissory notes as collateral for agreements and outstanding loans.

POSCO ICT	As of June 30, 2016, POSCO ICT has provided two blank promissory notes and sixteen blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

35. Cash Flows from Operating Activities

Adjustments for operating cash flows for the six-month periods ended June 30, 2016 and 2015 were as follows:

(in millions of Won)	June 30, 2016		June 30, 2015
Trade accounts and notes receivable	~~W~~	391,793	731,556
Other receivables		132,397	333,630
Inventories		486,263	997,492
Other current assets		(219,003)	(31,932)
Other non-current assets		4,772	12,090
Trade accounts and notes payable		46,288	(543,579)
Other payables		(244,537)	(156,297)
Other current liabilities		197,655	(51,087)
Provisions		(28,592)	(98,564)
Payment of severance benefits		(97,697)	(114,644)
Plan assets		(49,992)	22,410
Other non-current liabilities		9,893	(24,258)

	~~W~~	629,240	1,076,817

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

36. Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments—steel, trading, construction and others. The steel segment includes production of steel products and revenue of such products. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. Other segment includes power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2015.

Segment assets, liabilities and profit (loss) are measured based on separate financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) of the subsidiaries that organize reportable operating segments.

(a)	Information about reportable segments for the six-month periods ended June 30, 2016 and 2015 were as follows:

1)	For the six-month period ended June 30, 2016

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	12,898,585	7,980,048	3,201,080	1,238,869	25,318,582
Internal revenues		7,762,035	4,278,103	374,046	1,163,873	13,578,057
Inter segment revenue		4,379,843	2,328,140	303,147	1,115,723	8,126,853
Total revenues		20,660,620	12,258,151	3,575,126	2,402,742	38,896,639
Segment profits (loss)		484,196	127,585	(199,535)	16,027	428,273

2)	For the six-month period ended June 30, 2015

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	14,648,727	9,775,495	4,250,096	1,616,085	30,290,403
Internal revenues		8,620,111	4,306,312	745,678	1,358,963	15,031,064
Inter segment revenue		4,690,929	2,193,268	618,535	1,296,045	8,798,777
Total revenues		23,268,838	14,081,807	4,995,774	2,975,048	45,321,467
Segment profits (loss)		342,388	155,537	(213,421)	54,675	339,179

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the six-month periods ended June 30, 2016 and 2015 were as follows:

(in millions of Won)	June 30, 2016		June 30, 2015
Total profit for reportable segments	~~W~~	428,273	339,179
Corporate fair value adjustments		(43,719)	(48,176)
Elimination of inter-segment profits		174,352	161,593
Income tax expense		254,442	455,019

Profit before income tax expense	~~W~~	813,348	907,615

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2016

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of June 30, 2016, the condensed separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2016, and 2015, the condensed separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2016 and 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matter

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2015, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 25, 2016, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2015, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been was derived.

Seoul, Korea

August 12, 2016

This report is effective as of August 12, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of June 30, 2016 and December 31, 2015

(Unaudited)

(in millions of Won)	Notes	June 30, 2016		December 31, 2015
Assets
Cash and cash equivalents	20	~~W~~	1,218,061	1,634,106
Trade accounts and notes receivable, net	4,14,20,31		2,773,403	2,740,104
Other receivables, net	5,20,31		203,888	246,431
Other short-term financial assets	6,20		4,081,412	3,326,012
Inventories	7,28		3,046,201	3,427,011
Assets held for sale	8		185,869	25,892
Other current assets	13		32,251	28,083

Total current assets			11,541,085	11,427,639

Long-term trade accounts and notes receivable, net	4,20		16,978	19,895
Other receivables, net	5,20		102,230	93,757
Other long-term financial assets	6,20		1,723,450	1,804,374
Investments in subsidiaries, associates and joint ventures	9		14,998,067	15,737,287
Investment property, net	10		105,234	86,752
Property, plant and equipment, net	11		22,482,394	21,514,150
Intangible assets, net	12		491,496	490,762
Other non-current assets	13		125,411	134,793

Total non-current assets			40,045,260	39,881,770

Total assets		~~W~~	51,586,345	51,309,409

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of June 30, 2016 and December 31, 2015

(Unaudited)

(in millions of Won)	Notes	June 30, 2016		December 31, 2015
Liabilities
Trade accounts and notes payable	20,31	~~W~~	719,751	577,856
Short-term borrowings and current installments of long-term borrowings	4,14,20		1,487,082	1,985,722
Other payables	15,20,31		756,921	946,735
Other short-term financial liabilities	16,20		19,918	25,676
Current income tax liabilities			223,799	227,569
Provisions	17		19,426	22,840
Other current liabilities	19		34,788	31,281

Total current liabilities			3,261,685	3,817,679

Long-term borrowings, excluding current installments	14,20		3,808,283	3,303,105
Other payables	15,20		115,649	37,656
Other long-term financial liabilities	16,20		76,205	81,496
Defined benefit liabilities, net	18		28,463	10,472
Deferred tax liabilities			991,338	994,867
Long-term provisions	17,32		18,843	21,954
Other non-current liabilities	19		16,097	16,623

Total non-current liabilities			5,054,878	4,466,173

Total liabilities			8,316,563	8,283,852

Equity
Share capital	21		482,403	482,403
Capital surplus	21,34		1,156,276	1,247,581
Hybrid bonds	22		996,919	996,919
Reserves	23		99,327	(30,018)
Treasury shares	24		(1,533,782)	(1,533,898)
Retained earnings			42,068,639	41,862,570

Equity			43,269,782	43,025,557

Total liabilities and equity		~~W~~	51,586,345	51,309,409

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2016 and 2015

(Unaudited)

(in millions of Won, except per share information)		For the three-month periods ended June 30			For the six-month periods ended June 30
	Notes	2016		2015	2016	2015
Revenue	31	~~W~~	6,009,608	6,575,519	11,776,740	13,363,126
Cost of sales	7,28,31		(4,851,019)	(5,507,224)	(9,616,421)	(11,219,285)

Gross profit			1,158,589	1,068,295	2,160,319	2,143,841
Selling and administrative expenses	25,28,31
Administrative expenses			(228,538)	(222,541)	(424,387)	(435,781)
Selling expenses			(217,317)	(238,246)	(441,084)	(478,845)

Operating profit			712,734	607,508	1,294,848	1,229,215

Finance income and costs	20,26
Finance income			86,289	107,385	369,249	466,228
Finance costs			(390,927)	(170,049)	(633,111)	(313,239)

Other non-operating income and expenses	27,31
Other non-operating income			26,313	59,509	44,758	73,137
Other non-operating expenses	28		(39,035)	(274,590)	(119,067)	(393,375)

Profit before income tax			395,374	329,763	956,677	1,061,966
Income tax expense	29		(84,864)	(119,313)	(200,257)	(351,756)

Profit			310,510	210,450	756,420	710,210
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans, net of tax	18		(52,771)	15,385	(48,643)	(20,422)
Items that are or may be reclassified subsequently to profit or loss:
Net changes in unrealized fair value of available-for-sale investments, net of tax	6,20,23		132,926	267	129,345	28,379

Total comprehensive income		~~W~~	390,665	226,102	837,122	718,167

Basic and diluted earnings per share (in Won)	30	~~W~~	3,781	2,528	9,250	8,674

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2016 and 2015

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2015	~~W~~	482,403	1,247,616	996,919	94,042	(1,534,457)	41,188,908	42,475,431
Comprehensive income:
Profit		—	—	—	—	—	710,210	710,210
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(20,422)	(20,422)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	28,379	—	—	28,379
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,958)	(479,958)
Interest of hybrid bonds		—	—	—	—	—	(21,572)	(21,572)
Disposal of treasury shares		—	13	—	—	92	—	105

Balance as of June 30, 2015	~~W~~	482,403	1,247,629	996,919	122,421	(1,534,365)	41,377,166	42,692,173

Balance as of January 1, 2016	~~W~~	482,403	1,247,581	996,919	(30,018)	(1,533,898)	41,862,570	43,025,557
Comprehensive income:
Profit		—	—	—	—	—	756,420	756,420
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(48,643)	(48,643)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	129,345	—	—	129,345
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,974)	(479,974)
Business combination		—	(91,310)	—	—	—	—	(91,310)
Interest of hybrid bonds		—	—	—	—	—	(21,734)	(21,734)
Disposal of treasury shares		—	5	—	—	116	—	121

Balance as of June 30, 2016	~~W~~	482,403	1,156,276	996,919	99,327	(1,533,782)	42,068,639	43,269,782

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2016 and 2015

(Unaudited)

(in millions of Won)	Notes	June 30, 2016		June 30, 2015
Cash flows from operating activities
Profit		~~W~~	756,420	710,210
Adjustments for:
Costs for defined benefit plans			55,954	61,879
Depreciation			1,019,089	1,022,390
Amortization			37,111	34,005
Finance income			(247,029)	(385,349)
Finance costs			502,040	235,929
Loss on valuation of inventories			4,013	9,219
Gain on disposal of property, plant and equipment			(16,281)	(6,063)
Loss on disposal of property, plant and equipment			55,646	44,238
Impairment loss on property, plant and equipment			—	46,436
Impairment loss on investments in subsidiaries, associates and joint ventures			35,943	215,676
Gain on disposal of assets held for sale			—	(52,165)
Contribution to provisions			511	2,068
Income tax expense			200,257	351,756
Others			11,079	28,685
Changes in operating assets and liabilities	33		361,710	583,333
Interest received			43,220	35,586
Interest paid			(103,269)	(133,829)
Dividends received			124,795	484,612
Income taxes paid			(213,086)	(311,263)

Net cash provided by operating activities		~~W~~	2,628,123	2,977,353

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Condensed Separate Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2016 and 2015

(Unaudited)

(in millions of Won)	Notes	June 30, 2016		June 30, 2015
Cash flows from investing activities
Proceeds from disposal of short-term financial instruments		~~W~~	8,652,172	3,283,306
Decrease in short-term loans			—	4,235
Proceeds from disposal of available-for-sale financial assets			1,232	435
Decrease in long-term loans			—	452
Proceeds from disposal of investment in subsidiaries, associates and joint ventures			1,130	3,613
Proceeds from disposal of intangible assets			2,455	2,685
Proceeds from disposal of assets held for sale			—	411,280
Proceeds from business combination			24,250	—
Acquisition of short-term financial investments			(9,405,956)	(5,010,999)
Increase in short-term loans			—	(65,208)
Acquisition of available-for-sale financial assets			(17,066)	(752)
Increase in long-term loans			—	(75)
Acquisition of investment in subsidiaries, associates and joint ventures			(142,928)	(355,555)
Acquisition of investment property			—	(146)
Acquisition of property, plant and equipment			(1,008,213)	(812,326)
Payment for disposal of property, plant and equipment			(9,528)	(18,886)
Acquisition of intangible assets			(25,599)	(17,037)

Net cash used in investing activities			(1,928,051)	(2,574,978)

Cash flows from financing activities
Proceeds from borrowings			874,654	1,348
Increase in long-term financial liabilities			2,630	2,560
Repayment of borrowings			(1,503,662)	(120,588)
Decrease in long-term financial liabilities			(3,135)	(2,545)
Payment of cash dividends			(480,012)	(479,999)
Payment of interest of hybrid bonds			(21,860)	(21,740)

Net cash used in financing activities			(1,131,385)	(620,964)

Changes in cash due to foreign currency translation			15,268	—
Net decrease in cash and cash equivalents			(416,045)	(218,589)
Cash and cash equivalents at beginning of the period			1,634,106	1,742,767

Cash and cash equivalents at end of the period		~~W~~	1,218,061	1,524,178

See accompanying notes to the condensed separate interim financial statements.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2016

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through five of its overseas liaison offices.

As of June 30, 2016, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2015. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor in a subsidiary, an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2015.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

The Company reports the significant valuation matters to the Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1	–	unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2	–	inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3	–	inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair value is included in note 20.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting”, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2015.

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Current
Trade accounts and notes receivable	~~W~~	2,802,529	2,749,056
Less: Allowance for doubtful accounts		(29,126)	(8,952)

	~~W~~	2,773,403	2,740,104

Non-current
Trade accounts and notes receivable	~~W~~	26,377	30,034
Less: Present value discount		(7,112)	(7,852)
Less: Allowance for doubtful accounts		(2,287)	(2,287)

	~~W~~	16,978	19,895

The trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~70,355 million as of June 30, 2016. The fair value of trade accounts and notes receivable approximates the carrying amounts and trade accounts and notes receivable are included in short-term borrowings from financial institutions (Note 14).

5. Other Receivables

Other receivables as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Current
Other accounts receivable	~~W~~	191,979	233,415
Others		12,535	13,341
Less: Allowance for doubtful accounts		(626)	(325)

	~~W~~	203,888	246,431

Non-current
Long-term loans	~~W~~	25,403	24,293
Long-term other accounts receivable		73,926	66,541
Others		2,901	2,923

	~~W~~	102,230	93,757

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Current
Short term derivatives assets held for trading	~~W~~	14,207	12,591
Available-for-sale securities (bonds)		15,000	15,000
Short-term financial instruments(*1)		4,044,276	3,291,828
Cash deposits(*2)		7,929	6,593

	~~W~~	4,081,412	3,326,012

Non-current
Long-term derivatives assets held for trading	~~W~~	30,546	78,292
Available-for-sale securities (equity instruments)		1,686,596	1,723,082
Available-for-sale securities (others)		6,276	2,967
Cash deposits(*3)		32	33

	~~W~~	1,723,450	1,804,374

(*1)	Short-term financial instruments amounting to ~~W~~1,384 million are levied in relation to pending litigations as of June 30, 2016 and December 31, 2015.
(*2)	Deposits amounting to ~~W~~7,929 million and ~~W~~6,593 million as of June 30, 2016 and December 31, 2015, respectively, are restricted in relation to government assigned project.
(*3)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(b)	Available-for-sale equity securities as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)									December 31,
	June 30, 2016								2015
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of available- for-sale investments	Accumulated impairment loss	Book value	Book value
Marketable equity securities
Hana Financial group Inc.	2,430,498	0.82	~~W~~	15,633	56,509	40,876	—	56,509	57,359
Nippon Steel & Sumitomo Metal Corporation(*1)	23,835,200	2.51		719,622	528,367	—	(191,255)	528,367	559,740
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,506	155,824	26,143	(213,825)	155,824	129,681
Shinhan Financial group Inc.	4,369,881	0.92		228,778	166,055	43,419	(106,142)	166,055	172,829
KB Financial group Inc.(*1)	11,590,550	3.00		536,517	377,852	8,693	(167,358)	377,852	384,227
Seoul Semiconductor Co., Ltd.	591,000	1.01		24,999	8,776	384	(16,607)	8,776	9,279
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	19,922	17,395	(6,403)	19,922	20,748
Others (10 companies)(*1)				92,109	75,151	24,691	(41,649)	75,151	60,617

				1,970,094	1,388,456	161,601	(743,239)	1,388,456	1,394,480

Non-marketable equity securities
Congonhas Minerios S.A.(*3)	3,658,394	2.02		221,535	190,723	(30,812)	—	190,723	221,535
Poongsan Special Metal Corp.(*4)	315,790	5.00		7,657	7,657	—	—	7,657	7,657
Intellectual Discovery(*2)	1,000,000	8.81		5,000	1,350	—	(3,650)	1,350	5,000
Others (40 companies)(*2,4)				236,477	98,410	250	(138,317)	98,410	94,410

				470,669	298,140	(30,562)	(141,967)	298,140	328,602

			~~W~~	2,440,763	1,686,596	131,039	(885,206)	1,686,596	1,723,082

(*1)	The Company has recognized ~~W~~191,255 million, ~~W~~15,068 million, ~~W~~1,152 million of impairment loss on securities of Nippon Steel & Sumitomo Metal Corporation, KB Financial Group Inc. and Steel Flower Co., Ltd., respectively, due to prolonged decline in the fair value of these securities during the period ended June 30, 2016.
(*2)	The Company has recognized ~~W~~5,286 million, ~~W~~3,650 million and ~~W~~2,426 million of impairment loss on securities of Troika Foreign Resource Development Fund, Intellectual Discovery and Miju Steel MFG Co., Ltd., respectively due to significant decline in the fair value of these securities during the period ended June 30, 2016.
(*3)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*4)	Non-marketable equity securities whose fair values cannot be reliably measured are recorded at cost.

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

7. Inventories

Inventories as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Finished goods	~~W~~	564,744	717,320
Semi-finished goods		789,486	964,062
By-products		4,630	5,983
Raw materials		659,486	656,117
Fuel and materials		547,858	523,796
Materials-in-transit		483,460	574,409
Others		550	578

		3,050,214	3,442,265
Less: Allowance for inventories valuation		(4,013)	(15,254)

	~~W~~	3,046,201	3,427,011

The amount of loss on valuation of inventories recognized within cost of sales during the six-month period ended June 30, 2016 and the year ended December 31, 2015 were ~~W~~4,013 million and ~~W~~15,254 million, respectively.

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

8. Assets Held for Sale

Assets held for sale as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Property, plant and equipment(*1)	~~W~~	25,892	25,892
Investments in associates(*2)		159,977	—

	~~W~~	185,869	25,892

(*1)	During the year ended December 31, 2015, the Company determined to exchange 1FINEX facilities with the shares of newly established company in India, and has signed in Memorandum of Agreement (MOA) with Uttam Galva Steels Limited in India. The Company has classified the related facilities of ~~W~~25,892 million as assets held for sale.
(*2)	As of June 30, 2016, the Company determined the security of SeAH Changwon Integrated Special Steel would be highly probable to be sold. The Company classified the relating investment in associates amounting to ~~W~~159,977 million as assets held for sale.

9. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and carrying amounts as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)						December 31,
			June 30, 2016			2015
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)(*1)	Korea	Trading	60.31	~~W~~	3,371,481	3,371,481
POSCO ENGINEERING & CONSTRUCTION., LTD.	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO Green Gas Technology(*2)	Korea	Gas production and sales	—		—	682,600
POSCO ENERGY CO., LTD.	Korea	Power generation	89.02		658,176	658,176
POSCO Processing&Service	Korea	Steel sales and trading	96.01		624,678	624,678
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing and sales	56.87		108,421	108,421
POSCO Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMTECH	Korea	Refractory manufacturing and sales	60.00		100,535	100,535
POSMATE	Korea	Business facility maintenance	57.25		73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH(*3)	Korea	Packing materials manufacturing and sales	48.85		53,651	53,651
POSCO Family Strategy Fund	Korea	Investment in venture companies	69.90		45,273	45,273
Busan E&E Co,. Ltd.(*4)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
Others (9 companies)					159,755	162,547

				~~W~~	6,414,576	7,099,968

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(in millions of Won)						December 31,
			June 30, 2016			2015
	Country	Principal operations	Ownership (%)	Book value		Book value
[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00	~~W~~	813,431	813,431
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		624,658	623,258
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		601,800	536,860
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO Thainox Public Company Limited(*5)	Thailand	Stainless steel manufacturing and sales	84.93		249,340	251,812
POSCO SS-VINA	Vietnam	Steel manufacturing and sales	100.00		241,426	241,426
POSCO-China Holding Corp.	China	Investment management	100.00		240,430	240,430
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		184,815	184,815
POSCO MEXICO S.A. DE C.V.(*6)	Mexico	Plate steel manufacturing and sales	84.84		180,072	180,069
POSCO America Corporation	USA	Steel trading	99.45		167,285	167,285
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing	100.00		160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing and sales	83.64		130,751	130,751
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		121,592	121,592
POSCO Asia Co., Ltd.(*7)	Hong Kong	Steel and raw material trading	100.00		117,710	32,189
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	60.00		92,800	92,800
POSCO Investment Co., Ltd.(*7)	Hong Kong	Finance	—		—	85,521
POSCO JAPAN Co., Ltd.	Japan	Steel trading	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO Electrical Steel India Private Limited	India	Electrical steel processing and sales	100.00		57,119	57,119
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Trading	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO China Dalian Plate Processing Center Co., Ltd.	China	Heavy plate processing and sales	80.00		32,992	32,992
POSCO(Guangdong) Steel Co., Ltd.	China	Plate steel sheet manufacturing and sales	87.04		31,299	31,299
Others (31 companies)(*6)					366,121	366,124

					5,465,942	5,402,074

				~~W~~	11,880,518	12,502,042

(*1)	Daewoo International Corporation was renamed POSCO DAEWOO Corporation.
(*2)	The Company merged with POSCO Green Gas Technology on the acquisition date of May 1, 2016. (Note 34)
(*3)	POSCO M-TECH was classified as an investment in a subsidiary as the Company has more than half of the voting rights by virtue of an agreement with Pohang University of Science and Technology, which has 4.72% of ownership in POSCO M-TECH.
(*4)	As of June 30, 2016, and December 31, 2015 the investments in subsidiaries amounting to ~~W~~30,148 million were provided as collateral in relation to the loan agreements of Busan E&E Co., Ltd.
(*5)	As of June 30, 2016, there is objective evidence of impairment due to the prolonged decline in the fair value of POSCO Thainox Public Company Limited below its cost. Recoverable amount was determined based on fair value less cost to sell, which was calculated by adding 18% of management premium and expected disposal cost on the stock price as of June 30, 2016. As a result, the Company recognized an impairment loss of ~~W~~2,472 million as carrying amount was higher than its recoverable amount.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(*6)	During the period ended June 30, 2016, POSCO MEXICO S.A. DE C.V. merged with POSCO MEXICO HUMAN TECH S.A de C.V
(*7)	During the period ended June 30, 2016, POSCO Asia Co., Ltd. merged with POSCO Investment Co., Ltd.

(b)	Details of associates and carrying amounts as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)						December 31,
			June 30, 2016			2015
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	Korea	Mine investment	27.40	~~W~~	169,316	169,106
SeAH Changwon Integrated Special Steel(*1)	Korea	Specialty steel manufacturing and sales	19.94		—	159,978
POSCO PLANTEC Co., Ltd.(*2)	Korea	Other structural metal product manufacturing	60.84		108,936	140,890
SNNC Co., Ltd.	Korea	STS material Manufacturing and sales	49.00		100,655	100,655
Others (6 companies)					27,442	23,746

					406,349	594,375

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
7623704 Canada Inc.(*3)	Canada	Mine investment	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (4 companies)					25,583	29,090

					350,124	353,631

				~~W~~	756,473	948,006

(*1)	As of June 30, 2016, the Company classified the security of SeAH Changwon Integrated Special Steel as assets held for sale. (Note 8)
(*2)	During the six-month period ended June 30, 2016, there was objective evidence of impairment due to the prolonged decline at fair value of POSCO PLANTEC Co., Ltd, and, accordingly, the impairment test was performed. Recoverable amount was determined based on value-in-use, which was calculated by applying 7.4% discount rate. As a result, the Company recognized an impairment loss of ~~W~~31,954 million as the carrying amount was higher than its recoverable amount.
(*3)	As of June 30, 2016, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(c)	Details of joint ventures and carrying amounts as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)						December 31,
			June 30, 2016			2015
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Mine development	10.00	~~W~~	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem	Brazil	Steel manufacturing and sales	20.00		562,037	488,200
POSCO-NPS Niobium LLC	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Facilities lease	50.00		98,962	98,962
Others (4 companies)					110,004	110,004

				~~W~~	2,361,076	2,287,239

(*1)	As of June 30, 2016 and December 31, 2015, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to loans from project financing of Roy Hill Holdings Pty Ltd.

10. Investment Property, Net

Changes in the carrying amount of investment property for the six-month period ended June 30, 2016 and the year ended December 31, 2015 were as follows:

(a)	For the six-month period ended June 30, 2016

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	35,557	—	5,837	41,394
Buildings		47,399	(1,222)	11,069	57,246
Structures		3,796	(82)	2,880	6,594

	~~W~~	86,752	(1,304)	19,786	105,234

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	36,020	—	—	(463)	35,557
Buildings		50,112	346	(2,382)	(677)	47,399
Structures		4,005	—	(164)	(45)	3,796

	~~W~~	90,137	346	(2,546)	(1,185)	86,752

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

11. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the six-month period ended June 30, 2016 and the year ended December 31, 2015 were as follows:

(a)	For the six-month period ended June 30, 2016

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	1,412,715	52	10,273	(118)	—	(5,942)	1,416,980
Buildings		2,566,168	1,334	70,641	(1,567)	(116,500)	9,278	2,529,354
Structures		2,519,866	11,659	8,630	(21)	(94,723)	70,356	2,515,767
Machinery and equipment		14,014,079	110,637	146,466	(11,039)	(791,760)	496,717	13,965,100
Vehicles		11,623	568	39	—	(3,170)	5,201	14,261
Tools		23,720	938	289	—	(5,229)	952	20,670
Furniture and fixtures		31,820	4,282	237	(19)	(4,808)	205	31,717
Finance lease assets		5,733	76,581	—	—	(1,595)	—	80,719
Construction-in-progress		928,426	545,991	1,031,906	—	—	(598,497)	1,907,826

	~~W~~	21,514,150	752,042	1,268,481	(12,764)	(1,017,785)	(21,730)	22,482,394

(*1)	Includes assets transferred from construction-in-progress, reclassification of investment property, intangible assets, inventories and others.

(b)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,420,994	—	(3,869)	—	—	(4,410)	1,412,715
Buildings		2,760,842	3,350	(4,544)	(243,678)	(7,926)	58,124	2,566,168
Structures		2,612,553	4,339	(2,826)	(192,301)	(473)	98,574	2,519,866
Machinery and equipment		14,503,266	76,768	(45,843)	(1,593,413)	(59,485)	1,132,786	14,014,079
Vehicles		12,953	1,669	—	(6,302)	—	3,303	11,623
Tools		23,324	6,824	(15)	(11,091)	—	4,678	23,720
Furniture and fixtures		37,584	3,934	(23)	(15,553)	(18)	5,896	31,820
Finance lease assets		6,370	—	—	(637)	—	—	5,733
Construction-in-progress		945,329	1,436,840	—	—	(2,772)	(1,450,971)	928,426

	~~W~~	22,323,215	1,533,724	(57,120)	(2,062,975)	(70,674)	(152,020)	21,514,150

(*1)	The Company has recognized an impairment loss since recoverable amounts on magnesium smelting plant in Gangneung and facilities which are related to the project for replacement deteriorated hot-rolling mill (1st and 2nd) in Pohang and electric furnace of high mill (1st) in Pohang are less than their carrying amounts for the year ended December 31, 2015.
(*2)	Includes assets transferred from construction-in-progress, reclassification of investment property, intangible assets, assets held-for-sale and others.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

12. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the six-month period ended June 30, 2016 and the year ended December 31, 2015 were as follows:

(a)	For the six-month period ended June 30, 2016

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	19,997	8	—	—	(1,646)	—	2,652	21,011
Membership(*1)		52,058	—	—	(2,008)	—	407	(1,669)	48,788
Development expense		98,038	21,052	23,033	—	(24,797)	—	3,222	120,548
Port facilities usage rights		265,575	—	—	—	(7,521)	—	—	258,054
Construction-in-progress		31,951	11,014	—	—	—	—	(25,581)	17,384
Other intangible assets		23,143	5,787	235	(488)	(3,147)	—	181	25,711

	~~W~~	490,762	37,861	23,268	(2,496)	(37,111)	407	(21,195)	491,496

(*1)	Economic useful life of memberships is indefinite.
(*2)	The Company has recognized an impairment loss on some membership since the recoverable amounts were less than carrying amounts. Also the Company reversed the accumulated impairment loss up to the carrying amount before recognition of any impairment loss since recoverable amounts of some memberships exceeded the carrying amounts.
(*3)	Includes assets transferred from construction-in-progress, reclassification of property, plant and equipment, and others.

(b)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	17,594	—	(126)	(2,829)	—	5,358	19,997
Membership(*1)		53,154	2,861	(3,680)	—	(11)	(266)	52,058
Development expense		127,941	1,172	—	(48,154)	—	17,079	98,038
Port facilities usage rights		162,028	—	—	(12,006)	—	115,553	265,575
Construction-in-progress		16,756	36,863	—	—	—	(21,668)	31,951
Other intangible assets		26,434	2,422	—	(7,753)	—	2,040	23,143

	~~W~~	403,907	43,318	(3,806)	(70,742)	(11)	118,096	490,762

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company has recognized an impairment loss on some membership since the recoverable amounts were less than carrying amounts.
(*3)	Includes assets transferred from construction-in-progress, reclassification of property, plant and equipment, and others.

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

13. Other Assets

Other assets as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Current
Advance payments	~~W~~	12,280	7,912
Prepaid expenses		19,522	19,722
Others		449	449

	~~W~~	32,251	28,083

Non-current
Long-term prepaid expenses	~~W~~	5,989	6,215
Others(*1)		119,422	128,578

	~~W~~	125,411	134,793

(*1)	As of June 30, 2016 and December 31, 2015, the Company recognized tax assets amounting to ~~W~~115,571 million and ~~W~~124,787 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment for prior years as a result of tax audits that were finalized in 2014 and claim for rectification are finalized.

14. Borrowings

(a)	Borrowings as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Short-term borrowings
Short-term borrowings	~~W~~	270,355	—
Current portion of long-term borrowings		124,867	126,579
Current portion of loans from foreign financial institutions		405	401
Current portion of debentures		1,091,690	1,859,610
Less: Current portion of discount on debentures issued		(235)	(868)

	~~W~~	1,487,082	1,985,722

Long-term borrowings
Long-term borrowings	~~W~~	69,690	141,868
Loans from foreign financial institutions		—	200
Debentures		3,753,263	3,175,406
Less: Discount on debentures issued		(14,670)	(14,369)

	~~W~~	3,808,283	3,303,105

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(b)	Short-term borrowings as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won) Lenders	Lenders	Insurance date	Maturity date	Annual Interest rate (%)	June 30, 2016		December 31, 2015
Short-term borrowings	Korea Development Bank	2016.04.08	2017.04.10	2.00	~~W~~	200,000	—
Transfers of account receivables that do not qualify for derecognition	—	—	—	—		70,355	—

					~~W~~	270,355	—

(c)	Current portion of long-term borrowings as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2016		December 31, 2015
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2017.03.15~ 2024.06.15	0.75 ~ 1.75	~~W~~	14,511	15,532
Borrowings	Export-Import Bank of Korea	2010.02.18~ 2010.07.26	2017.02.18~ 2017.07.26	4.09 ~ 4.50		110,356	111,047
Loans from foreign financial institutions(*1)	NATIXIS	1986.03.31	2017.03.31	2.00		405	401
Debentures	Domestic debentures	2011.09.07	2016.09.07	3.78		499,915	1,299,507
Debentures	Euro Bond 1st and others	2006.08.10~ 2013.12.11	2016.08.10~ 2016.12.08	0.93 ~ 5.88		591,540	559,235

					~~W~~	1,216,727	1,985,722

(*1)	Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.

(d)	Long-term borrowings excluding current portion, as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2016		December 31, 2015
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2018.03.15~ 2024.06.15	0.75 ~ 1.75	~~W~~	29,776	36,522
Borrowings	Korea National Oil Corporation	2007.12.27~ 2009.12.29	2022.06.25~ 2024.12.29	3 year Government bond		4,784	14,472
Borrowings	Export-Import Bank of Korea	2012.03.29~ 2013.07.03	2017.07.26	4.09		35,130	90,874
Loans from foreign financial institutions	—	—	—	—		—	200
Debentures	Domestic debentures 304-1 and others	2011.11.28~ 2016.05.03	2018.10.04~ 2023.10.04	1.76 ~ 4.12		1,496,547	997,745
Debentures	Samurai Bond 13 and others	2010.10.28~ 2013.12.11	2018.12.10~ 2021.12.22	1.35 ~ 5.25		2,242,046	2,163,292

					~~W~~	3,808,283	3,303,105

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

15. Other Payables

Other payables as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Current
Accounts payable	~~W~~	355,775	546,884
Accrued expenses		377,677	380,383
Dividend payable		9,718	9,882
Finance lease liabilities		4,909	1,349
Withholdings		8,842	8,237

	~~W~~	756,921	946,735

Non-current
Long-term accounts payable	~~W~~	1,887	—
Long-term accrued expenses		30,521	26,250
Finance lease liabilities		74,567	2,889
Long-term withholdings		8,674	8,517

	~~W~~	115,649	37,656

16. Other Financial Liabilities

Other financial liabilities as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Current
Derivative liabilities	~~W~~	3,252	8,118
Financial guarantee liabilities		16,666	17,558

	~~W~~	19,918	25,676

Non-current
Financial guarantee liabilities	~~W~~	76,205	81,496

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

17. Provisions

(a)	Provisions as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016			December 31, 2015
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	4,573	—	7,271	—
Provision for restoration(*2)		14,853	18,432	15,569	21,543
Provision for litigation(*3)		—	411	—	411

	~~W~~	19,426	18,843	22,840	21,954

(*1)	Represents the provision for bonuses limited to 100% of annual salaries for executives.
(*2)	Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province, a provision has been recognized with a present value of estimated costs for recovery. In order to compute the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.03% to assess present value of these costs.
(*3)	The Company has recognized provisions for certain litigations as of June 30, 2016.

(b)	Changes in provisions for the six-month period ended June 30, 2016 and the year ended December 31, 2015 were as follows:

1)	For the six-month period ended June 30, 2016

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	7,271	3,950	(6,648)	4,573
Provision for restoration		37,112	511	(4,338)	33,285
Provision for litigation		411	—	—	411

	~~W~~	44,794	4,461	(10,986)	38,269

2)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	8,423	13,233	(14,385)	7,271
Provision for restoration		70,399	2,174	(35,461)	37,112
Provision for litigation		411	—	—	411

	~~W~~	79,233	15,407	(49,846)	44,794

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2016		2015	2016	2015
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	5,247	4,705	11,118	10,518

(b)	Defined benefit plans

1)	The amount recognized in relation to net defined benefit liabilities in the statement of financial position as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Present value of funded obligations	~~W~~	1,108,423	1,023,071
Fair value of plan assets		(1,079,960)	(1,012,599)

Net defined benefit liabilities	~~W~~	28,463	10,472

2)	Changes in present value of defined benefit obligations for the six-month period ended June 30, 2016 and the year ended December 31, 2015 were as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Defined benefit obligation at the beginning of period	~~W~~	1,023,071	1,017,164
Current service costs		57,016	118,770
Interest costs		12,068	29,743
Remeasurement		61,790	(58,397)
Transfer-in		—	283
Business combination		1,133	—
Benefits paid		(46,655)	(84,492)

Defined benefit obligation at the end of period	~~W~~	1,108,423	1,023,071

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

3)	Changes in the fair value of plan assets for the six-month period ended June 30, 2016 and the year ended December 31, 2015 were as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Fair value of plan assets at the beginning of period	~~W~~	1,012,599	931,006
Interest on plan assets		13,130	29,330
Remeasurement of plan assets		(2,383)	(7,064)
Contributions to plan assets		95,049	128,000
Transfer-in		—	283
Business combination		244	—
Benefits paid		(38,679)	(68,956)

Fair value of plan assets at the end of period	~~W~~	1,079,960	1,012,599

4)	The amounts recognized in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2016		2015	2016	2015
Current service costs	~~W~~	28,459	29,118	57,016	61,673
Net interest costs		(532)	103	(1,062)	206

	~~W~~	27,927	29,221	55,954	61,879

19. Other Liabilities

Other liabilities as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Current
Advances received	~~W~~	8,525	8,811
Withholding		24,184	20,847
Unearned revenue		2,079	1,623

	~~W~~	34,788	31,281

Non-current
Unearned revenue	~~W~~	16,097	16,623

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

20. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Financial assets at fair value through profit or loss
Derivatives assets	~~W~~	44,753	90,883
Available-for-sale financial assets		1,707,872	1,741,049
Loans and receivables		8,302,866	7,954,222

	~~W~~	10,055,491	9,786,154

2)	Financial liabilities as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Financial liabilities at fair value through profit or loss
Derivatives liabilities	~~W~~	3,252	8,118

Financial liabilities measured at amortized cost
Trade accounts and notes payable		719,751	577,856
Borrowings		5,295,365	5,288,827
Financial guarantee liabilities(*1)		92,871	99,054
Others		833,151	978,648

		6,941,138	6,944,385

	~~W~~	6,944,390	6,952,503

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(*1)	Financial liabilities were recognized in connection with financial guarantee contracts as of June 30, 2016. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency		Won equivalent
POSCO(Guangdong)	SMBC	USD	35,000,000	40,765	USD	35,000,000	40,765
Automotive Steel Co., Ltd.	BOA	USD	30,000,000	34,941	USD	30,000,000	34,941
Zhangjiagang Pohang	Korea Development Bank	CNY	324,455,000	56,673	CNY	324,455,000	56,673
Stainless Steel Co., Ltd.	Credit Agricole	CNY	305,000,000	53,274	CNY	305,000,000	53,274
	BTMU	CNY	260,500,000	45,502	CNY	260,500,000	45,502
	SMBC	CNY	195,000,000	34,061	CNY	195,000,000	34,061
POSCO Maharashtra	Export-Import Bank of Korea	USD	193,000,000	224,787	USD	150,500,000	175,287
Steel Private Limited	HSBC	USD	110,000,000	128,117	USD	79,000,000	92,011
	DBS	USD	100,000,000	116,470	USD	80,000,000	93,176
	SCB	USD	73,069,000	85,103	USD	46,455,200	54,106
	Citi	USD	60,000,000	69,882	USD	39,000,000	45,423
	ING	USD	30,000,000	34,941	USD	15,000,000	17,471
POSCO ASSAN TST	SMBC	USD	62,527,500	72,826	USD	56,274,750	65,543
STEEL INDUSTRY	ING	USD	60,000,000	69,882	USD	54,000,000	62,894
	BNP	USD	24,000,000	27,953	USD	21,600,000	25,158
POSCO Electrical Steel	ING	USD	50,000,000	58,235	USD	50,000,000	58,235
India Private Limited	SCB	USD	33,784,000	39,348	USD	33,784,000	39,348
POSCO Asia Co., Ltd.	HSBC	USD	50,000,000	58,235	USD	50,000,000	58,235
	MIZUHO	USD	50,000,000	58,235	USD	50,000,000	58,235
	NAB	USD	50,000,000	58,235	USD	50,000,000	58,235
POSCO MEXICO S.A. DE C.V.	SMBC	USD	109,725,000	127,797	USD	80,114,323	93,309
	Korea Development Bank	USD	50,000,000	58,235	USD	20,226,916	23,558
	MIZUHO	USD	45,000,000	52,412	USD	18,203,004	21,201
	BOA	USD	40,000,000	46,588	USD	16,180,757	18,846
	HSBC	USD	40,000,000	46,588	USD	40,000,000	46,588
POSCO SS-VINA	Export-Import Bank of Korea	USD	249,951,050	291,118	USD	249,951,050	291,118
	BOA	USD	40,000,000	46,588	USD	40,000,000	46,588
	BTMU	USD	40,000,000	46,588	USD	40,000,000	46,588
	DBS	USD	24,400,000	28,419	USD	24,400,000	28,419
POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	228,281	USD	196,000,000	228,281
POSCO VST CO., LTD.	ANZ	USD	25,000,000	29,118	USD	12,500,000	14,559
	HSBC	USD	20,000,000	23,294	USD	10,000,000	11,647
	MIZUHO	USD	20,000,000	23,294	USD	10,000,000	11,647
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	660,385	USD	515,176,565	600,026
	SMBC	USD	140,000,000	163,058	USD	127,393,609	148,375
	BTMU	USD	119,000,000	138,599	USD	106,582,609	124,137
	SCB	USD	107,800,000	125,555	USD	98,553,609	114,785
	MIZUHO	USD	105,000,000	122,294	USD	94,043,478	109,532
	Credit Suisse AG	USD	91,000,000	105,988	USD	81,504,348	94,928
	HSBC	USD	91,000,000	105,988	USD	81,504,348	94,928
	ANZ	USD	73,500,000	85,605	USD	67,832,738	79,005
	BOA	USD	35,000,000	40,765	USD	31,347,826	36,511
	The Tokyo Star Bank, Ltd	USD	21,000,000	24,459	USD	18,808,695	21,906
POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & Co.	THB	5,501,000,000	182,358	THB	5,501,000,000	182,358
LLP POSUK Titanium	KB Bank	USD	15,000,000	17,471	USD	15,000,000	17,471
CSP - Compania	Export-Import Bank of Korea	USD	182,000,000	211,975	USD	175,719,959	204,661
Siderurgica do Pecem	Santander	USD	47,600,000	55,440	USD	45,939,397	53,506
	BNP	USD	47,600,000	55,440	USD	45,939,397	53,506
	MIZUHO	USD	47,600,000	55,440	USD	45,939,397	53,506
	Credit Agricole	USD	20,000,000	23,294	USD	19,302,250	22,481
	SOCIETE GENERALE	USD	20,000,000	23,294	USD	19,302,250	22,481
	KfW	USD	20,000,000	23,294	USD	19,302,250	22,481
	BBVA Seoul	USD	17,600,000	20,499	USD	16,986,022	19,784
	ING	USD	17,600,000	20,499	USD	16,986,022	19,784
	BNDES	BRL	464,060,000	166,806	BRL	348,349,782	125,214

		USD	3,696,756,550	4,305,617	USD	3,241,354,769	3,775,206
		CNY	1,084,955,000	189,510	CNY	1,084,955,000	189,510
		THB	5,501,000,000	182,358	THB	5,501,000,000	182,358
		BRL	464,060,000	166,806	BRL	348,349,782	125,214

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

3)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2016 and 2015 were as follows:

①	For the six-month period ended June 30, 2016

(in millions of Won)	Finance income and costs								Other comprehensive income
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	(46,130)	(46,130)	—
Available-for-sale financial assets		213	23,209	—	2,171	(218,837)	—	(193,244)	129,345
Loans and receivables		43,453	—	3,339	—	—	(313)	46,479	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	4,866	4,866	—
Financial liabilities at amortized cost		(79,739)	—	(110,519)	—	—	5,097	(185,161)	—

	~~W~~	(36,073)	23,209	(107,180)	2,171	(218,837)	(36,480)	(373,190)	129,345

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~109,328 million for the six-month period ended June 30, 2016.

②	For the six-month period ended June 30, 2015

(in millions of Won)	Finance income and costs								Other comprehensive income
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	(438)	—	4,947	4,509	—
Available-for-sale financial assets		20	42,784	—	(16)	(51,956)	—	(9,168)	28,379
Loans and receivables		41,894	—	25,248	—	—	(221)	66,921	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	5,486	5,486	—
Financial liabilities at amortized cost		(122,449)	—	(57,646)	—	—	(48)	(180,143)	—

	~~W~~	(80,535)	42,784	(32,398)	(454)	(51,956)	10,164	(112,395)	28,379

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~265,384 million for the six-month period ended June 30, 2015.

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

4)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2016 and 2015 were as follows:

①	For the three-month period ended June 30, 2016

(in millions of Won)	Finance income and costs								Other comprehensive income
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	(68,097)	(68,097)	—
Available-for-sale financial assets		36	4,422	—	2,171	(191,975)	—	(185,346)	132,926
Loans and receivables		18,478	—	32,159	—	—	(130)	50,507	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	2,997	2,997	—
Financial liabilities at amortized cost		(35,267)	—	(106,230)	—	—	2,547	(138,950)	—

	~~W~~	(16,753)	4,422	(74,071)	2,171	(191,975)	(62,683)	(338,889)	132,926

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~34,251 million for the three-month period ended June 30, 2016.

②	For the three-month period ended June 30, 2015

(in millions of Won)	Finance income and costs								Other comprehensive income
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	4,790	4,790	—
Available-for-sale financial assets		11	7,269	—	(16)	(27,619)	—	(20,355)	267
Loans and receivables		9,249	—	14,195	—	—	(125)	23,319	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	5,486	5,486	—
Financial liabilities at amortized cost		(59,165)	—	(44,604)	—	—	(23)	(103,792)	—

	~~W~~	(49,905)	7,269	(30,409)	(16)	(27,619)	10,128	(90,552)	267

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~27,888 million for the three-month period ended June 30, 2015.

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016			December 31, 2015
	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets(*1)	~~W~~	1,582,030	1,582,030	1,622,911	1,622,911
Derivatives assets(*2)		44,753	44,753	90,883	90,883

		1,626,783	1,626,783	1,713,794	1,713,794

Assets measured at amortized cost(*3)
Cash and cash equivalents		1,218,061	1,218,061	1,634,106	1,634,106
Trade accounts and note receivable, net		2,790,381	2,790,381	2,759,999	2,759,999
Loans and other receivables		4,294,424	4,294,424	3,560,117	3,560,117

		8,302,866	8,302,866	7,954,222	7,954,222

Liabilities measured at fair value
Derivatives liabilities(*2)		3,252	3,252	8,118	8,118
Liabilities measured at amortized cost(*3)
Trade accounts and notes payable		719,751	719,751	577,856	577,856
Borrowings		5,295,365	5,620,038	5,288,827	5,573,931
Financial guarantee liabilities		92,871	92,871	99,054	99,054
Others		833,151	833,151	978,648	978,648

	~~W~~	6,941,138	7,265,811	6,944,385	7,229,489

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as a discount rates. Available-for-sale financial assets which are not measured at fair value are not included.
(*2)	The fair value of derivatives is measured using valuation models such as Black-Scholes model, binominal lattice model and others in which the market yields on government bonds are used as discount rates.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since their carrying amounts approximate fair value.

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

2)	The fair value hierarchy

The fair values of financial instruments by fair value hierarchy as of June 30, 2016 and December 31, 2015 are as follows:

①	June 30, 2016

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,388,457	—	193,573	1,582,030
Derivatives assets		—	23,968	20,785	44,753

	~~W~~	1,388,457	23,968	214,358	1,626,783

Financial liabilities
Derivatives liabilities	~~W~~	—	3,252	—	3,252

②	December 31, 2015

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,394,480	—	228,431	1,622,911
Derivatives assets		—	12,591	78,292	90,883

	~~W~~	1,394,480	12,591	306,723	1,713,794

Financial liabilities
Derivatives liabilities	~~W~~	—	—	8,118	8,118

3)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2015.

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

21. Share Capital and Capital Surplus

(a)	Share capital as of June 30, 2016 and December 31, 2015 are as follows:

(in Won, except share information)	June 30, 2016		December 31, 2015
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2016, total shares of ADRs of 45,950,792, outstanding in overseas stock market, are equivalent to 11,487,698 shares of common stock.
(*2)	As of June 30, 2016, the difference between the ending balance of common stock and the par value of issued common stock is W46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Additional paid-in capital	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,761	783,756
Loss from merger		(91,310)	—

	~~W~~	1,156,276	1,247,581

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

22. Hybrid Bonds

Hybrid bonds classified as equity as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	June 30, 2016		December 31, 2015
Hybrid bond 1-1(*1)	2013-06-13	2043-06-13	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1)	Details of hybrid bonds as of June 30, 2016 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate	Issue date ~ 2018-06-12 : 4.30%	• Issue date ~ 2023-06-12 : 4.60%
	Reset every 5 years as follows;	Reset every 10 years as follows;
	• After 5 years : return on government bond (5 years) + 1.30%	• After 10 years : return on government bond (10 years) + 1.40%
	• After 10 years : additionally + 0.25% according to Step-up clauses	• After 10 years : additionally + 0.25% according to Step-up clauses
	• After 25 years : additionally + 0.75%	• After 30 years : additionally + 0.75%
Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of June 30, 2016 amounts to ~~W~~2,150 million.

23. Reserves

Reserves as of June 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	June 30, 2016		December 31, 2015
Accumulated changes in unrealized fair value of available-for-sale investments, net of tax	~~W~~	99,327	(30,018)

24. Treasury Shares

As of June 30, 2016, the Company holds 7,190,644 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

25. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
	2016		2015	2016	2015
Wages and salaries	~~W~~	50,751	51,815	103,651	107,423
Expenses related to post-employment benefits		7,528	6,557	16,088	16,759
Other employee benefits		13,021	11,460	25,974	25,782
Travel		3,462	3,603	6,134	6,693
Depreciation		4,136	4,947	8,161	10,045
Amortization		13,666	13,058	26,875	26,142
Rental		13,760	16,257	29,654	34,635
Repairs		2,063	2,699	3,697	4,086
Advertising		16,670	17,967	31,322	36,016
Research & development ☐		24,806	19,215	37,503	37,909
Service fees		38,735	48,626	75,036	90,154
Supplies expense		347	1,463	4,658	2,838
Vehicles maintenance		1,550	1,690	3,160	3,485
Industry association fee		1,701	3,626	3,314	5,205
Training		5,140	6,681	8,501	7,494
Conference		922	1,388	1,909	2,812
Bad debt expenses (reversal of bad debt expenses)		18,717	(912)	20,669	(1,209)
Others		11,563	12,401	18,081	19,512

	~~W~~	228,538	222,541	424,387	435,781

(b)	Selling expenses

Selling expenses for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
	2016		2015	2016	2015
Freight and custody expenses	~~W~~	193,053	218,895	395,611	437,900
Operating expenses for distribution center		2,381	2,895	4,808	5,414
Sales commissions		18,688	12,691	34,551	28,235
Sales advertising		435	557	1,003	1,175
Sales promotion		1,336	1,475	2,595	2,745
Sample		256	335	606	699
Sales insurance premium		1,168	1,398	1,910	2,677

	~~W~~	217,317	238,246	441,084	478,845

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

26. Finance Income and Costs

Details of finance income and costs for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
	2016		2015	2016	2015
Finance income
Interest income	~~W~~	18,514	9,260	43,666	41,914
Dividend income		38,674	35,157	132,537	308,168
Gain on foreign currency transactions		42,570	39,714	122,220	80,811
Gain on foreign currency translations		(2,438)	11,651	38,233	23,507
Gain on valuation of derivatives		(15,770)	11,537	25,287	11,695
Gain on derivative transactions		—	—	—	67
Gain on disposals of available-for-sale investment		2,171	66	2,171	66
Financial guarantee income		2,568	—	5,135	—

	~~W~~	86,289	107,385	369,249	466,228

Finance costs
Interest expenses	~~W~~	35,267	59,165	79,739	122,449
Loss on foreign currency transactions		72,114	38,200	130,721	76,535
Loss on foreign currency translations		42,089	43,574	136,912	60,181
Loss on valuation of derivatives		49,330	1,261	66,552	1,261
Loss on derivative transactions		—	—	—	505
Impairment loss on available-for-sale investment		191,975	27,619	218,837	51,956
Others		152	230	350	352

	~~W~~	390,927	170,049	633,111	313,239

27. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
	2016		2015	2016	2015
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	5,688	4,385	16,281	6,063
Reversal of impairment loss on intangible assets		1,838	—	1,838	—
Gain on disposals of investment in subsidiaries, associates and joint ventures		—	2,046	—	2,046
Gain on disposals of assets held for sale		—	50,482	—	52,165
Premium income		196	1,761	1,974	6,749
Gain on exemption of dept		9,665	—	9,665	—
Others		8,926	835	15,000	6,114

	~~W~~	26,313	59,509	44,758	73,137

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	31,161	24,878	55,646	44,238
Impairment loss on property, plant and equipment		—	45,859	—	46,436
Donations		1,901	6,346	15,201	20,650
Idle tangible asset expenses		969	1,282	1,901	4,735
Impairment loss on of investment in subsidiaries, associates and joint ventures		1,517	195,604	35,943	215,676
Loss on disposals of assets held for sale		—	—	—	20,133
Others		3,487	621	10,376	41,507

	~~W~~	39,035	274,590	119,067	393,375

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

28. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
	2016		2015	2016	2015
Changes in inventories(*1)	~~W~~	200,556	186,210	317,264	198,997
Raw materials and consumables used		2,868,727	3,462,381	5,801,280	7,311,241
Employee benefits expenses		389,762	367,356	786,641	744,487
Outsourced processing cost		499,463	539,360	1,004,343	1,083,317
Depreciation(*2)		513,093	515,056	1,019,089	1,022,390
Amortization		18,772	16,682	37,111	34,005
Electricity and water expenses		186,296	243,718	388,914	491,112
Service fees		56,504	61,540	107,234	115,387
Rental		17,916	20,668	38,528	44,164
Advertising		16,670	17,967	31,322	36,016
Freight and custody expenses		193,053	218,895	395,611	437,900
Sales commissions		18,688	12,691	34,551	28,235
Loss on disposals of property, plant and equipment		31,161	24,878	55,646	44,238
Impairment loss on property, plant and equipment		—	45,859	—	46,436
Impairment loss on investments in subsidiaries, associates and joint ventures		1,517	195,604	35,943	215,676
Others		323,731	313,736	547,482	673,685

	~~W~~	5,335,909	6,242,601	10,600,959	12,527,286

(*1)	Changes in inventories are the changes in products, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

29. Income Taxes

The effective tax rate of the Company for the six-month periods ended June 30, 2016 and 2015 was 20.93% and 33.12%, respectively. The effective tax rate for the six-month period ended June 30, 2015 was higher than the statutory tax rate of 24.2% for the Company mainly due to increase in deferred tax liability related to the Company’s investments in POSCO ENGINEERING & CONSTRUCTION., LTD. as a result of changes in management’s expectations on repatriation of the investment.

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

30. Earnings per Share

Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

(in Won, except per share information)	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
	2016		2015	2016	2015
Profit for the period	~~W~~	310,509,841,739	210,449,831,980	756,420,412,289	710,210,219,982
Interests of hybrid bonds, net of tax		(8,073,975,372)	(8,240,301,971)	(16,474,401,438)	(16,351,402,838)
Weighted-average number of common shares outstanding(*1)		79,996,105	79,993,372	79,995,921	79,993,215
Basic and diluted earnings per share		3,781	2,528	9,250	8,674

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share were as follows:

(in share)	For the three-month periods		For the six-month periods
	ended June 30		ended June 30
	2016	2015	2016	2015
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,190,730)	(7,193,463)	(7,190,914)	(7,193,620)

Weighted-average number of common shares outstanding	79,996,105	79,993,372	79,995,921	79,993,215

Since there were no potential shares of common stock which had dilutive effects as of June 30, 2016 and 2015, diluted earnings per share is equal to basic earnings per share.

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

31. Related Party Transactions

(a)	Significant transactions with related companies for the six-month periods ended June 30, 2016 and 2015 were as follows:

1)	For the six-month period ended June 30, 2016

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	27,360	16,629	—	153,331	—	16,046
POSCO Processing&Service		478,627	5,777	252,080	—	—	872
POSCO COATED & COLOR STEEL Co., Ltd.		153,329	2,560	—	—	6,491	56
POSCO ICT(*4)		686	292	—	81,440	17,783	81,535
eNtoB Corporation		—	—	122,429	4,164	56	8,923
POSCO CHEMTECH		159,436	18,012	246,706	6,603	141,213	3,334
POSCO ENERGY CO., LTD.		93,103	652	—	—	—	—
POSCO TMC Co., Ltd.		146,761	—	1	—	1,024	677
POSCO AST		152,108	1	—	—	19,695	922
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)(*5)		1,561,031	34,341	37,172	—	—	132
POSCO Thainox Public Company Limited		114,947	2,857	4,237	—	—	23
POSCO America Corporation		285,368	—	—	—	—	—
POSCO Canada Ltd.		—	—	63,481	—	—	—
POSCO Asia Co., Ltd.		900,391	123	164,289	49	291	722
Qingdao Pohang Stainless Steel Co., Ltd.		60,924	—	—	—	—	419
POSCO JAPAN Co., Ltd.		514,806	—	12,211	368	54	994
POSCO MEXICO S.A. DE C.V.		111,181	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		192,584	—	—	—	—	57
Others		483,015	9,818	107,676	31,185	104,837	50,836

		5,435,657	91,062	1,010,282	277,140	291,444	165,548

Associates and joint ventures(*3)
SeAH Changwon Integrated Special Steel(*6)		20	—	887	—	517	—
POSCO PLANTEC Co., Ltd.(*6)		1,854	25	1,812	92,003	8,170	4,869
SNNC		2,400	697	205,899	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		16,569	—	—	—	—	—
KOBRASCO		—	29,297	—	—	—	—
Others		18,227	4,610	28,298	—	—	—

		39,070	34,629	236,896	92,003	8,687	4,869

	~~W~~	5,474,727	125,691	1,247,178	369,143	300,131	170,417

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of June 30, 2016, the Company provided guarantees to related parties. (Note 20)
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	During the period ended June 30, 2016, Daewoo International Corporation was renamed POSCO DAEWOO Corporation.
(*6)	During the year ended December 31, 2015, it was reclassified from a subsidiary to an associate.

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

2)	For the six-month period ended June 30, 2015

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	2,027	90	19	291,361	1,822	29,336
POSCO Processing&Service		534,281	—	246,883	—	—	1,632
POSCO COATED & COLOR STEEL Co., Ltd.		198,400	—	—	—	5,698	54
POSCO ICT		680	4	—	84,512	14,669	88,429
eNtoB Corporation		—	—	146,452	2,396	53	10,464
POSCO CHEMTECH		245,830	17,633	259,499	6,182	150,021	499
POSCO ENERGY CO., LTD.		96,177	615	—	—	—	13
POSCO TMC Co., Ltd.		123,016	—	—	—	666	634
POSCO AST		199,145	3	4,115	—	19,271	109
POSHIMETAL Co., Ltd.		6,517	75	82,124	—	—	33
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		1,782,130	34,341	26,749	—	—	769
SeAH Changwon Integrated Special Steel		2,811	176,904	8,239	—	515	75
POSCO PLANTEC Co., Ltd.		3,981	25	1,735	64,492	10,460	10,922
POSCO Thainox Public Company Limited		139,818	10	3,300	—	—	25
PT. KRAKATAU POSCO		—	—	115,557	—	—	—
POSCO America Corporation		336,072	7	—	—	—	85
POSCO Canada Ltd.		—	—	64,024	—	—	—
POSCO Asia Co., Ltd.		921,709	579	125,255	—	95	237
Qingdao Pohang Stainless Steel Co., Ltd.		80,851	—	—	—	—	46
POSCO JAPAN Co., Ltd.		507,507	9,383	11,934	1,674	—	519
POSCO MEXICO S.A. DE C.V.		132,429	153	—	—	—	—
POSCO Maharashtra Steel Private Limited		207,938	—	—	—	—	—
Others		462,894	10,125	120,512	45,174	106,843	46,262

		5,984,213	249,947	1,216,397	495,791	310,113	190,143

Associates and joint ventures
SeAH Changwon Integrated Special Steel		1,653	—	2,672	—	229	1
SNNC		1,205	283	212,142	—	—	—
CSP - Compania Siderurgica do Pecem		3,358	537	—	—	—	—
Others		19,541	30,862	28,295	—	—	—

		25,757	31,682	243,109	—	229	1

	~~W~~	6,009,970	281,629	1,459,506	495,791	310,342	190,144

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(b)	Significant transactions with related companies for the three-month periods ended June 30, 2016 and 2015 were as follows:

1)	For the three-month period ended June 30, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	25,818	26	—	41,743	—	3,684
POSCO Processing&Service		254,568	—	153,745	—	—	627
POSCO COATED & COLOR STEEL Co., Ltd.		79,387	1	—	—	3,247	24
POSCO ICT		385	201	—	57,129	11,154	37,228
eNtoB Corporation		—	—	63,646	3,529	36	5,385
POSCO CHEMTECH		70,366	5,430	118,684	4,367	71,274	1,549
POSCO ENERGY CO., LTD.		47,919	344	—	—	—	—
POSCO TMC Co., Ltd.		77,021	—	—	—	556	366
POSCO AST		76,475	—	—	—	11,192	178
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		767,009	—	13,367	—	—	—
POSCO Thainox Public Company Limited		59,981	2,857	2,280	—	—	23
POSCO America Corporation		160,552	—	—	—	—	—
POSCO Canada Ltd.		—	—	38,704	—	—	—
POSCO Asia Co., Ltd.		419,542	123	105,303	49	270	544
Qingdao Pohang Stainless Steel Co., Ltd.		36,386	—	—	—	—	190
POSCO JAPAN Co., Ltd.		242,575	—	6,520	—	26	842
POSCO MEXICO S.A. DE C.V.		33,181	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		91,102	—	—	—	—	57
Others		271,562	1,575	61,975	16,427	54,072	31,586

		2,713,829	10,557	564,224	123,244	151,827	82,283

Associates and joint ventures
SeAH Changw on Integrated Special Steel		15	—	435	—	379	—
POSCO PLANTEC Co., Ltd.		758	5	980	48,694	4,153	2,134
SNNC		1,175	531	98,109	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		8,714	—	—	—	—	—
KOBRASCO		—	29,297	—	—	—	—
Others		14,581	1,540	15,483	—	—	—

		25,243	31,373	115,007	48,694	4,532	2,134

	~~W~~	2,739,072	41,930	679,231	171,938	156,359	84,417

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

2)	For the three-month period ended June 30, 2015

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	1,102	26	—	133,824	536	7,331
POSCO Processing&Service		254,405	—	102,440	—	—	325
POSCO COATED & COLOR STEEL Co., Ltd.		96,959	—	—	—	2,431	30
POSCO ICT		386	—	—	49,262	7,234	43,976
eNtoB Corporation		—	—	68,462	1,869	27	4,914
POSCO CHEMTECH		117,465	5,833	126,055	4,449	75,237	127
POSCO ENERGY CO., LTD.		48,575	313	—	—	—	—
POSCO TMC Co., Ltd.		68,482	—	—	—	407	355
POSCO AST		94,030	—	1,340	—	10,399	74
POSHIMETAL Co., Ltd.		3,346	41	44,991	—	—	—
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		884,194	6	15,036	—	—	769
POSCO PLANTEC Co., Ltd.		1,608	7	857	36,665	4,834	5,267
POSCO Thainox Public Company Limited		67,861	—	1,431	—	—	25
PT. KRAKATAU POSCO		—	—	31,921	—	—	—
POSCO America Corporation		160,145	7	—	—	—	49
POSCO Canada Ltd.		—	—	31,027	—	—	—
POSCO Asia Co., Ltd.		456,563	579	74,436	—	95	145
Qingdao Pohang Stainless Steel Co., Ltd.		44,122	—	—	—	—	46
POSCO JAPAN Co., Ltd.		241,267	—	6,711	717	—	250
POSCO MEXICO S.A. DE C.V.		54,686	1	—	—	—	—
POSCO Maharashtra Steel Private Limited		105,543	—	—	—	—	—
Others		235,743	4,782	58,141	19,975	53,429	22,481

		2,936,482	11,595	562,848	246,761	154,629	86,164

Associates and joint ventures
SeAH Changwon Integrated Special Steel		1,653	—	2,672	—	229	1
SNNC		567	77	114,966	—	—	—
CSP - Compania Siderurgica do Pecem		—	537	—	—	—	—
Others		11,112	24,433	13,982	—	—	—

		13,332	25,047	131,620	—	229	1

	~~W~~	2,949,814	36,642	694,468	246,761	154,858	86,165

42

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(c)	The related account balances of significant transactions with related companies as of June 30, 2016 and December 31, 2015 are as follows:

1)	June 30, 2016

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	1	1,370	1,371	—	6,269	523	6,792
POSCO Processing&Service		100,905	88	100,993	14,133	697	1	14,831
POSCO COATED & COLOR STEEL Co., Ltd.		45,521	226	45,747	—	372	1,570	1,942
POSCO ICT		—	169	169	882	47,801	6,026	54,709
eNtoB Corporation		—	—	—	9,491	17,483	18	26,992
POSCO CHEMTECH		24,167	4,337	28,504	53,843	11,562	17,584	82,989
POSCO ENERGY CO., LTD.		15,094	1,060	16,154	—	—	1,945	1,945
POSCO TMC Co., Ltd.		77,080	51	77,131	—	23	304	327
POSCO AST		31,260	17	31,277	—	2,118	4,058	6,176
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		145,710	17	145,727	382	16	49	447
POSCO Thainox Public Company Limited		59,978	—	59,978	—	—	—	—
POSCO America Corporation		61,415	—	61,415	—	—	—	—
POSCO Asia Co., Ltd.		272,232	73	272,305	2,335	—	133	2,468
Qingdao Pohang Stainless Steel Co., Ltd.		22,008	—	22,008	—	—	—	—
POSCO MEXICO S.A. DE C.V.		47,331	—	47,331	—	—	—	—
POSCO Maharashtra Steel Private Limited		149,641	9	149,650	—	—	—	—
Others		190,101	3,201	193,302	18,015	24,732	28,626	71,373

		1,242,444	10,618	1,253,062	99,081	111,073	60,837	270,991

Associates and joint ventures
SeAH Changwon Integrated Special Steel		11	—	11	7	—	159	166
POSCO PLANTEC Co., Ltd.		4	13	17	1,922	17,050	55	19,027
SNNC		223	18	241	21,476	4	1,082	22,562
KOBRASCO		—	14,648	14,648	—	—	—	—
Others		587	6	593	—	—	—	—

		825	14,685	15,510	23,405	17,054	1,296	41,755

	~~W~~	1,243,269	25,303	1,268,572	122,486	128,127	62,133	312,746

2)	December 31, 2015

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	508	30,368	30,876	—	42,159	1,002	43,161
POSCO Processing&Service		74,985	175	75,160	10,868	603	—	11,471
POSCO COATED & COLOR STEEL Co., Ltd.		43,669	66	43,735	—	—	1,262	1,262
POSCO ICT		—	6,832	6,832	1,060	94,865	5,880	101,805
eNtoB Corporation		—	—	—	8,683	14,209	12	22,904
POSCO CHEMTECH		32,670	4,500	37,170	54,636	11,398	18,062	84,096
POSCO ENERGY CO., LTD.		18,680	2,585	21,265	—	—	—	—
POSCO TMC Co., Ltd.		63,521	31	63,552	—	180	195	375
POSCO AST		54,844	54	54,898	—	1,915	3,294	5,209
POSHIMETAL Co., Ltd.		707	9	716	—	10,148	—	10,148
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		144,970	—	144,970	—	—	—	—
POSCO Thainox Public Company Limited		65,152	2	65,154	542	—	—	542
POSCO America Corporation		38,715	—	38,715	—	—	—	—
POSCO Asia Co., Ltd.		299,608	235	299,843	21,198	69	—	21,267
Qingdao Pohang Stainless Steel Co., Ltd.		16,689	—	16,689	—	—	—	—
POSCO MEXICO S.A. DE C.V.		94,588	—	94,588	—	—	—	—
POSCO Maharashtra Steel Private Limited		205,390	20	205,410	—	—	—	—
Others		172,019	5,035	177,054	18,208	45,476	23,985	87,669

		1,326,715	49,912	1,376,627	115,195	221,022	53,692	389,909

Associates and joint ventures
SeAH Changwon Integrated Special Steel		1,201	—	1,201	161	15	—	176
POSCO PLANTEC Co., Ltd.		123	19	142	1,901	46,159	—	48,060
SNNC		298	20	318	639	2	—	641
Others		740	12,200	12,940	—	145	—	145

		2,362	12,239	14,601	2,701	46,321	—	49,022

	~~W~~	1,329,077	62,151	1,391,228	117,896	267,343	53,692	438,931

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POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(d)	For the six-month periods ended June 30, 2016 and 2015 details of compensation to key management officers were as follows:

(in millions of Won)	June 30, 2016		June 30, 2015
Short-term benefits	~~W~~	14,538	17,679
Long-term benefits		5,831	5,966
Retirement benefits		3,877	7,407

	~~W~~	24,246	31,052

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

32. Commitments and Contingencies

(a)	Commitments

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2016, 153 million tons of iron ore and 23 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of June 30, 2016, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 8.25 million and USD 6.49 million. The borrowings are related to the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of June 30, 2016, the balances of the borrowing are USD 4.11 million.

44

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

(b)	As of June 30, 2016, the Company has provided two blank checks to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 37 litigations for alleged damages aggregating to ~~W~~87.6 billion as of June 30, 2016 which arose in the ordinary course of business. The Company has recognized provisions for 1 of 37 litigations amounting to ~~W~~0.4 billion by estimating the outcome of such litigations reasonably. Except 1 litigation, the Company has not recognized any provisions since the Company believes that it does not have a present obligation on other litigations as of June 30, 2016.

(d)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO ENERGY CO., LTD.

33. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the six-month periods ended June 30, 2016 and 2015 were as follows:

(in millions of Won)	June 30, 2016		June 30, 2015
Trade accounts and notes receivable, net	~~W~~	(59,730)	247,106
Other accounts receivable		43,245	181,689
Inventories		425,467	430,348
Prepaid expenses		1,368	19,005
Other current assets		(1,693)	(6,954)
Long-term guarantee deposits		57	(164)
Other non-current assets		(60)	(14)
Trade accounts and notes payable		142,044	(44,508)
Other accounts payable		(75,825)	(160,419)
Accrued expenses		(7,838)	(18,581)
Advances received		1,605	(6,157)
Withholdings		3,332	3,737
Unearned revenue		(145)	39
Other current liabilities		(7,092)	(30,635)
Payment severance benefits		(46,655)	(54,947)
Plan assets ☐		(56,370)	23,788

	~~W~~	361,710	583,333

45

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2016

(Unaudited)

34. Business Combination

(a)	The Company merged with POS-HIMETAL Co. Ltd., and POSCO Green Gas Technology during the six-month period ended June 30, 2016. The purpose of the business combination is to enhance shareholder’s value by increasing competence of the Company and maximizing efficiency of integrated operations through the synergy gained from the merger.

	POS-HIMETAL	POSCO Green Gas
	Co., Ltd.	Technology
Decision date of Board of Directors	2015.12.11	2016.02.19
Acquisition date	2016.03.01	2016.05.01

(b)	Since the merger between the controlling company and its subsidiaries, the assets acquired and liabilities assumed through the merger are measured at book value in the consolidated financial statements of the Company. The difference between considerations transferred and the book value of net assets recognized is reflected in capital surplus.

(in millions of Won)	POS-HIMETAL		POSCO Green Gas
	Co., Ltd.(*1)		Technology(*2)
Transfer price
Book value of existing ownership interest	~~W~~	2,966	682,600

Identifiable assets, acquired liabilities
Cash and cash equivalents		316	23,934
Trade accounts and note receivable, net		2,583	—
Inventories		35,113	9,227
Property, plant, equipment and intangible assets		231,848	1,059,901
Other assets		7,002	7,803
Trade accounts and note payable		(1,685)	—
Borrowings		(331,817)	(202,544)
Other payables		(2,931)	(226,602)
Other liabilities		(10,207)	(7,685)

Total identifiable net assets		(69,778)	664,034

Capital surplus arising from business combination
Decrease in capital surplus	~~W~~	72,744	18,566

(*1)	The pro-forma revenues and net profits for the period ended June 30, 2016, based on the assumption that the POS-HIMETAL Co., Ltd had been acquired at the beginning of 2016, are estimated to be ~~W~~11,775,974 million and ~~W~~738,004 million, respectively.
(*2)	The pro-forma revenues and net profits for the period ended June 30, 2016, based on the assumption that POSCO Green Gas Technology had been acquired at the beginning of 2016, are estimated to be ~~W~~11,775,073 million and ~~W~~751,363 million, respectively.

46